As filed with the Securities and Exchange Commission.
                                              `33 Act File No. 333-88612
                                              `40 Act File No. 811-21099

             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549
                                 FORM N-4
                REGISTRATION STATEMENT UNDER THE SECURITIES
                                ACT OF 1933

                      Pre-effective Amendment No. 1      [ X ]

                                    and
                     REGISTRATION STATEMENT UNDER THE
                      INVESTMENT COMPANY ACT OF 1940

                             Amendment No. 1             [ X ]


                      NATIONWIDE VARIABLE ACCOUNT-12
                        (Exact Name of Registrant)

                     NATIONWIDE LIFE INSURANCE COMPANY
                            (Name of Depositor)

                One Nationwide Plaza, Columbus, Ohio 43215
      (Address of Depositor's Principal Executive Offices) (Zip Code)

     Depositor's Telephone Number, including Area Code: (614) 249-7111

 Patricia R. Hatler, Secretary, One Nationwide Plaza, Columbus, Ohio 43215
                  (Name and Address of Agent for Service)





Approximate Date of Proposed Public Offering: September 13, 2002.

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.




                      NATIONWIDE VARIABLE ACCOUNT-12
                  REFERENCE TO ITEMS REQUIRED BY FORM N-4
Caption in Prospectus and Statement of Additional Information and Other Information
N-4 Item                                                Caption
Part A    INFORMATION REQUIRED IN A PROSPECTUS
Item 1.   Cover Page                                 Cover Page
Item 2.   Definitions                 Glossary of Special Terms
Item 3.   Synopsis or Highlights      Synopsis of the Contracts

Item 4.   Condensed Financial Information        Not Applicable

Item 5. General Description of Registrant, Depositor, and Portfolio Companies Nationwide Life Insurance Company; Investing in the
Contract
Item 6.   Deductions and ExpensesStandard Charges and Deductions
Item 7.   General Description of Variable
      Annuity ContractsContract Ownership; Operation of the Contract
Item 8.   Annuity Period               Annuitizing the Contract
Item 9.   Death Benefit and Distributions        Death Benefits
Item 10.  Purchases and Contract ValueOperation of the Contract
Item 11.  Redemptions                    Surrender (Redemption)
Item  12.   Taxes                                                   Federal
Tax Considerations
Item 13.  Legal Proceedings                   Legal Proceedings
Item 14.  Table of Contents of the Statement of Additional
          Information

   Table  of  Contents  of  the  Statement  of  Additional
Information
Part B    INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION
Item 15.  Cover Page                                 Cover Page
Item 16.  Table of Contents                   Table of Contents
Item 17.  General Information and HistoryGeneral Information and History
Item 18.  Services                                     Services
Item  19.  Purchase of Securities Being OfferedPurchase of Securities Being
Offered
Item 20.  Underwriters                             Underwriters
Item 21.  Calculation of Performance InformationCalculations of Performance
Item 22.  Annuity Payments                     Annuity Payments
Item 23.  Financial Statements             Financial Statements
Part C    OTHER INFORMATION
Item 24.  Financial Statements and Exhibits             Item 24
Item 25.  Directors and Officers of the Depositor       Item 25
Item 26.  Persons Controlled by or Under Common Control with
        the Depositor or Registrant                     Item 26
Item 27.  Number of Contract Owners                     Item 27
Item 28.  Indemnification                               Item 28
Item 29.  Principal Underwriter                         Item 29
Item 30.  Location of Accounts and Records              Item 30
Item 31.  Management Services                           Item 31
Item 32.  Undertakings                                  Item 32

                  Nationwide Life Insurance Company
 Individual Single Purchase Payment Immediate Variable and/or Fixed Income
                             Annuity Contracts
Issued by Nationwide Life Insurance Company through its Nationwide Variable
                                Account-12

             The date of this prospectus is September 13, 2002.


Variable annuities are complex investment products with unique benefits and advantages that may be particularly useful in meeting long-term savings and retirement needs. There are costs and charges associated with these benefits and advantages - costs and charges that are different, or do not exist at all, within other investment products. With help from financial consultants and advisers, investors are encouraged to compare and contrast the costs and benefits of the variable annuity described in this prospectus against those of other investment products, especially other variable annuity and variable life insurance products offered by Nationwide and its affiliates. Nationwide offers a wide array of such products, many with different charges, benefit features and underlying investment options. This process of comparison and analysis should aid in determining whether the purchase of the contract described in this prospectus is consistent with your investment objectives, risk tolerance, investment time horizon, marital status, tax situation and other personal characteristics and needs.

This prospectus contains basic information you should understand about the contracts before investing - the annuity contract is the legally binding instrument governing the relationship between you and Nationwide should you choose to invest. Please read this prospectus carefully and keep it for future reference.

Not all benefits, programs, features and investment options described in this prospectus are available or approved for use in every state.

The following is a list of the investment options available under the contract. The particular investment options available under the contract may change from time to time. Specifically, investment options or investment option share classes that are currently available may be removed or closed off to future investment. New investment options or new share classes of currently available investment options may be added. Contract owners will receive notice of any such changes that affect their contract. Additionally, not all of the investment options listed below are available in every state.

W&R Target Funds, Inc.
 *    Asset Strategy Portfolio
 *    Balanced Portfolio
 *    Bond Portfolio
 *    Core Equity Portfolio
 *    Growth Portfolio
 *    High Income Portfolio
 *    International Portfolio
 *    Limited-Term Bond Portfolio
 *    Money Market Portfolio
 *    Science and Technology Portfolio
 *    Small Cap Portfolio
 *    Value Portfolio

Purchase payments not invested in the investment options of the Nationwide Variable Account-12 ("variable account") may be allocated for the purchase of fixed annuity payments (see "Appendix B").


The Statement of Additional Information (dated September 13, 2002) which contains additional information about the contracts and the variable account is filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. The table of contents for the Statement of Additional Information is on page 32.


For general information or to obtain FREE copies of the:

 *    Statement of Additional Information;
 * prospectus, annual report or semi-annual report for any investment option;
 *    required Nationwide forms; or
 *    Nationwide's privacy statement,

call:   1-866-221-1100
    TDD   1-800-238-3035

or write:
   Nationwide Life Insurance Company
   One Nationwide Plaza, RR1-04-F4
   Columbus, Ohio 43215

The Statement of Additional Information and other material incorporated by reference can be found on the SEC website at:

                                www.sec.gov

This annuity:
*    Is NOT a bank deposit
*    is NOT FDIC insured
*    is NOT insured or
     endorsed by a bank or any
     federal government agency
*    is NOT available in every
     state
*    MAY go down in value

Investors assume certain risks when investing in the contracts, including the possibility of losing money.

These contracts are offered to customers of various financial institutions and brokerage firms. No financial institution or brokerage firm is responsible for the guarantees under the contracts. Guarantees under the contracts are the sole responsibility of Nationwide.

These securities have not been approved or disapproved by the SEC, nor has the SEC passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense.

Glossary of Special Terms

Annual benefit leveling- The adjustment to variable annuity payments to make payments made during the following 12 months equal in amount.

Annuity income unit- An accounting unit of measure used to calculate the value of variable annuity payments after the first payment.


Assumed investment return- The net investment return required to maintain level variable annuity payments. The selected assumed investment return is used in calculating the initial variable annuity payment.

Assumed investment return factor- The assumed investment return factor adjusts the annuity income unit value based on the assumed investment return chosen by the owner and permitted under the contract.

Commutation value- The value of future annuity payments that are converted (commuted) into a lump sum. The commutation value may be available for withdrawal under certain income options, and may be available to beneficiaries when an annuitant dies before all term certain payments have been made.

Contract value- The value of any amount allocated to the variable account (plus or minus any investment experience) plus any amount designated for the purchase of fixed annuity payments, less any distributions previously made.

Fixed annuity payment(s)- Annuity payments which are guaranteed by Nationwide as to dollar amount.

General account- All assets of Nationwide other than those of the variable account or in other separate accounts that have been or may be established by Nationwide.

Income option- The type of annuity payments chosen by the contract owner.


Income start date- The date Nationwide calculates the schedule of annuity payments and begins the processing necessary to start annuity payments. The date that annuity payments actually start varies, but generally is within 7-10 days after Nationwide calculates the annuity payment schedule.


Individual Retirement Annuity- An annuity described in Section 408(b) of the Internal Revenue Code (not including Roth IRAs).

Investment option(s)- The underlying mutual funds which are purchased by the variable account and accounted for in separate sub-accounts of the variable account. The performance of selected investment options determines the value of variable annuity payments after the first payment.

Nationwide- Nationwide Life Insurance Company.

Non-Qualified Contract- A contract which does not qualify for favorable tax treatment as an Individual Retirement Annuity, Roth IRA, or Tax Sheltered Annuity.

Roth IRA- An annuity described in Section 408A of the Internal Revenue
Code.

Sub-accounts- Separate and distinct divisions of the variable account. Each sub-account corresponds to a specific underlying mutual fund upon which investment performance is based.

Tax Sheltered Annuity- An annuity described in Section 403(b) of the Internal Revenue Code.


Valuation date- Each day the New York Stock Exchange and Nationwide's home office are open for business, or any other day during which there is a sufficient degree of trading of investment options such that the current net asset value of its annuity income units might be materially affected. If the required information has not been received by the time indicated, then the valuation date will be the next day the New York Stock Exchange and Nationwide's home office are open for business.

Valuation period- The period of time beginning at the close of a valuation date and ending at the close of business on the next valuation date.


Variable account- Nationwide Variable Account-12, which is a separate account of Nationwide. The variable account is divided into sub-accounts, each of which invests in shares of a separate investment option.


Variable account value- The amount allocated to the variable account, plus or minus investment experience, and minus any previous variable account distributions. For life contingent income options, living credits also are periodically added to the variable account value.


Variable annuity payment(s)- Annuity payments which are not guaranteed as to dollar amount and which vary with the investment experience of the investment options.


Table of Contents

Glossary of Special Terms

Summary of Contract Expenses

Investment Option Annual Expenses

Example

Synopsis of the Contracts

Financial Statements

Nationwide Life Insurance Company

General Distributor

Types of Contracts
  Individual Retirement Annuities
  Non-Qualified Contracts
  Roth IRAs
  Tax Sheltered Annuities

Investing in the Contract
     The Variable Account and Investment Options

Standard Charges and Deductions
     Mortality and Expense Risk Charge
     Contingent Deferred Sales Charge
     Premium Taxes
     Short-Term Trading Fees

Contract Ownership
     Ownership Rights Between the Date of Issue and the Income Start Date Ownership Rights After the Income Start Date and Prior to the
       Annuitant's Death
     Changes
     Joint Ownership
     Annuitant and Joint Annuitant
     Beneficiary and Contingent Beneficiary

Operation of the Contract
     Purchase Payment
     Allocation of the Purchase Payment
     Pricing
     Transfers

Right to Examine (Right to Revoke)

Withdrawals (Redemptions)
  Withdrawals Before the Income Start Date
  Withdrawals On or After the Income Start Date
  Partial Withdrawals (Partial Redemptions)
  Full Withdrawals (Full Redemptions)
  Withdrawals from Individual Retirement Annuities, Roth IRAs or Tax
     Sheltered Annuities upon Exercise of the Right to Examine
  Restrictions on Withdrawals from a Tax Sheltered Annuity

Assignment

Annuity Payments
     Income Start Date
     Fixed Annuity Payments
     Variable Annuity Payments
     Net Investment Factor
     Frequency and Amount of Annuity Payments
     Annual Benefit Leveling

Income Options
     Single Life
     Single Life with Term Certain
     Single Life with Cash Refund
     Joint and Last Survivor
     Joint and 100% Last Survivor with Term Certain
     Joint and 100% Last Survivor with Cash Refund
     Joint and 50% Survivor
     Term Certain
     Lump Sum Death Benefit Option
     Continuation of Payments Death Benefit Option
     Living Credits
     Any Other Option

Death Before the Income Start Date
     Death of Contract Owner
     Death of Annuitant

Death After the Income Start Date
     Death of Contract Owner
     Death of Annuitant

Required Distributions
     Required Distributions - General Information
     Required Distributions for Non-Qualified Contracts
     Required Distributions for Tax Sheltered Annuities, Individual
        Retirement Annuities and Roth IRAs

Federal Tax Considerations
     Federal Income Taxes
     Withholding
     Non-Resident Aliens
     Federal Estate, Gift, and Generation Skipping Transfer Taxes
     Charge for Tax
     Diversification
     Tax Changes

Statements and Reports

Legal Proceedings

Advertising

Table of Contents of Statement of Additional Information

Appendix A: Objectives for Investment Options

Appendix B: Fixed Annuity Payments

Appendix C: Illustration of Variable Annuity
            Income


Summary of Contract Expenses

The expenses listed below are charged to all contracts unless the contract owner meets an available exception under the Contract.

Contract Owner Transaction Expenses

Maximum Contingent Deferred Sales
Charge ("CDSC") (as a percentage of
of purchase payments withdrawn)................6%

CDSC Percentages

  Number of          CDSC
  Completed       Percentage
  Years from
Date of Issue
      1               6%
      2               6%
      3               5%
      4               5%
      5               4%
      6               3%
      7               2%
  Thereafter          0%

A CDSC will only be assessed if a withdrawal (other than an annuity payment) is taken as permitted under income options with terms certain.


The Internal Revenue Code may impose restrictions on withdrawals for contracts issued as Tax Sheltered Annuities.

Variable Account Charges
(annualized rate of variable account charges as a percentage of the daily net assets)

Mortality and Expense Risk Charge......1.50%
  Total Variable Account Charges ......1.50%

These charges apply only to sub-account allocations. They are charged on a daily basis at the annualized rate noted above.


                     Investment Option Annual Expenses
      (as a percentage of investment option net assets, after expense reimbursements and waivers)
                           Managem Other              Total
                             ent   Expen   12b-1    Investment
                            Fees    ses     Fees      Option
                                                     Expenses
W&R Target Funds, Inc. -    0.70%  0.08%   0.25%      1.03%
Asset Strategy Portfolio

W&R Target Funds, Inc. -    0.70%  0.05%   0.25%      1.00%
Balanced Portfolio

W&R Target Funds, Inc. -    0.53%  0.05%   0.25%      0.83%
Bond Portfolio

W&R Target Funds, Inc. -    0.70%  0.03%   0.25%      0.98%
Core Equity Portfolio

W&R Target Funds, Inc. -    0.69%  0.03%   0.25%      0.97%
Growth Portfolio

W&R Target Funds, Inc. -    0.62%  0.06%   0.25%      0.93%
High Income Portfolio

W&R Target Funds, Inc. -    0.85%  0.15%   0.25%      1.25%
International Portfolio

W&R Target Funds, Inc. -    0.00%  0.13%   0.25%      0.38%
Limited-Term Bond
Portfolio*

W&R Target Funds, Inc. -    0.40%  0.08%   0.25%      0.73%
Money Market Portfolio

W&R Target Funds, Inc. -    0.85%  0.05%   0.25%      1.15%
Science and Technology
Portfolio

W&R Target Funds, Inc. -    0.85%  0.04%   0.25%      1.14%
Small Cap Portfolio

W&R Target Funds, Inc. -    0.47%  0.12%   0.25%      0.84%
Value Portfolio*

*The waivers are voluntary and may be removed at any time.

The expenses shown above are deducted by the investment option before it provides Nationwide with the daily net asset value. Nationwide then deducts applicable variable account charges from the net asset value to calculate the unit value of the corresponding sub-account. The management fees and other expenses are more fully described in the prospectus for each investment option. Information relating to the investment options was provided by the investment options and not independently verified by Nationwide.

Some investment options are subject to fee waivers and expense reimbursements. The following chart shows what the expenses would have been for such investment options without fee waivers and expense reimbursements.

                     Investment Option Annual Expenses
     (as a percentage of investment option net assets, before expense reimbursements and waivers)
                              Manage   Other             Total
                               ment    Expen  12b-1   Investment
                               Fees     ses    Fees     Option
                                                       Expenses
   W&R Target Funds, Inc -     0.50%   0.13%  0.25%      0.88%
   Limited Term Bond
   Portfolio

   W&R Target Funds, Inc. -    0.70%   0.12%  0.25%      1.07%
   Value Portfolio

Some investment options may assess (or reserve the right to assess) a short-term trading fee in connection with transfers from a sub-account that occur within 60 days after the date of allocation to the sub-account. This fee will equal 1% of the amount determined to be engaged in short-term trading (see "Short-Term Trading Fees"). Currently, no investment option assesses this fee.


Example

The following chart shows the amount of expenses (in dollars) that would be incurred upon surrender of the contract.

Only the following income options permit surrenders (other than scheduled annuity payments):

 *    Single Life with Term Certain;
 *    Joint and 100% Last Survivor with Term Certain; and
 *    Term Certain.

The example assumes a $1,000 investment, 5% annual return, and no change in expenses. The investment option expense information is for the period ended December 31, 2001 and reflects any reimbursements and/or waivers in effect at that time. (The example assumes that the reimbursements and/or waivers will continue for the periods shown.) If the investment option expenses did not reflect the reimbursements and/or waivers, the expenses contained in the table below would be higher. These dollar figures are illustrative only and should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown below.

The example reflects expenses of both the variable account and the investment options. The example reflects the 7 year CDSC schedule and variable account charges of 1.50%.

Deductions for premium taxes are not reflected, but may apply.


                 If you surrender   If you do not
                  your contract    surrender your
                  at the end of    contract at the
                  the applicable     end of the
                   time period     applicable time
                                       period

                 1   3    5   10   1   3   5    10
                 Yr Yrs  Yrs Yrs  Yr  Yrs Yrs  Yrs

W&R Target       87 132  179 295  27  82  139  295
Funds, Inc. -
Asset Strategy
Portfolio

W&R Target       86 131  178 292  26  81  138  292
Funds, Inc. -
Balanced
Portfolio

W&R Target       84 125  169 275  24  75  129  275
Funds, Inc. -
Bond Portfolio

W&R Target       86 130  177 290  26  80  137  290
Funds, Inc. -
Core Equity
Portfolio

W&R Target       86 130  176 289  26  80  136  289
Funds, Inc. -
Growth Portfolio

W&R Target       86 128  174 285  26  78  134  285
Funds, Inc. -
High Income
Portfolio

W&R Target       89 138  191 318  29  88  151  318
Funds, Inc. -
International
Portfolio

W&R Target       80 111  145 227  20  61  105  227
Funds, Inc. -
Limited-Term
Bond Portfolio

W&R Target       83 122  163 264  23  72  123  264
Funds, Inc. -
Money Market
Portfolio

W&R Target       88 135  185 308  28  85  145  308
Funds, Inc. -
Science and
Technology
Portfolio

W&R Target       88 135  185 307  28  85  145  307
Funds, Inc. -
Small Cap
Portfolio

W&R Target       85 126  169 276  25  76  129  276
Funds, Inc. -
Value Portfolio


Synopsis of the Contracts

The contracts are individual single purchase payment immediate variable and/or fixed income annuity contracts.


The contracts can be categorized as:
 *    Individual Retirement Annuities;
 *    Non-Qualified Contracts;
 *    Roth IRAs; or
 *    Tax Sheltered Annuities.

For more detailed information with regard to the differences in contract types, please see "Types of Contracts" later in this prospectus.

Purchase Payment


The minimum single purchase payment is $35,000. No additional purchase payments will be accepted or permitted. The single purchase payment may be composed of money from different sources (for example, upon any contract exchanges).


Charges and Expenses

Nationwide deducts a Mortality and Expense Risk Charge equal to an annualized rate of 1.50% of the daily net assets of the variable account. Nationwide assesses this charge in return for bearing certain mortality and expense risks, as well as for administrative expenses.

Nationwide does not deduct a sales charge from purchase payments upon deposit into the contract. However, if the income option elected permits withdrawals other than annuity payments, Nationwide may deduct a Contingent Deferred Sales Charge ("CDSC") upon such withdrawal. This CDSC reimburses Nationwide for sales expenses. The amount of the CDSC will not exceed 6% of purchase payments withdrawn (see "Contingent Deferred Sales Charge").

Annuity Payments


Annuity payments are calculated on the income start date and generally begin 7-10 days thereafter. The payments will be based on the income option chosen at the time of application (see "Income Options").


Taxation

The tax treatment of the contracts depends on the type of contract issued and the purpose for which the contract is purchased. Nationwide will charge against the contract any premium taxes levied by any governmental authority (see "Federal Tax Considerations" and "Premium Taxes").

Right to Examine

Contract owners may return the contract for any reason within ten days of receipt and Nationwide will refund the contract value or other amounts as required by law (see "Right to Examine (Right to Revoke)").

Financial Statements


Financial statements for Nationwide are located in the Statement of Additional Information. A current Statement of Additional Information may be obtained, without charge, by contacting Nationwide's home office at the telephone number listed on page 1 of this prospectus.


Nationwide Life Insurance Company

Nationwide is a stock life insurance company organized under Ohio law in March, 1929, with its home office at One Nationwide Plaza, Columbus, Ohio 43215. Nationwide is a provider of life insurance, annuities and retirement products. It is admitted to do business in all states, the District of Columbia, Puerto Rico, and the Virgin Islands.

General Distributor

The contracts are distributed by the general distributor, Waddell & Reed, Inc., 6300 Lamar Avenue, Overland Park, Kansas 66202.

Types of Contracts

The contracts described in this prospectus are classified according to the tax treatment to which they are subject under the Internal Revenue Code. The following is a general description of the various types of contracts. Eligibility requirements, tax benefits (if any), limitations, and other features of the contracts will differ depending on the type of contract.

Individual Retirement Annuities

Individual Retirement Annuities ("IRAs") satisfy the following requirements:
*    the contract is not transferable by the owner;
*    the premiums are not fixed;
* the annual premium cannot exceed $3,000 (although rollovers of greater amounts from Qualified Plans, Tax-Sheltered Annuities and other IRAs can be received);
* certain minimum distribution requirements must be satisfied after the owner attains the age of 701/2;
*    the entire interest of the owner in the contract is nonforfeitable;
     and
* after the death of the owner, additional distribution requirements may be imposed to ensure distribution of the entire balance in the contract within the statutory period of time.

Depending on the circumstance of the owner, all or a portion of the contributions made to the account may be deducted for federal income tax purposes.

Failure to make the mandatory distributions can result in an additional penalty tax of 50% of the excess of the amount required to be distributed over the amount that was actually distributed.

IRAs may receive rollover contributions from Individual Retirement Accounts, other IRAs, Tax Sheltered Annuities, certain 457 government plans, and qualified retirement plans (including 401(k) plans).

For further details regarding IRAs, please refer to the disclosure statement provided when the IRA was established.

Non-Qualified Contracts

A Non-Qualified Contract is a contract that does not qualify for certain tax benefits under the Internal Revenue Code, and which is not an IRA, Roth IRA or Tax Sheltered Annuity.

Upon the death of the owner of a Non-Qualified Contract, mandatory distribution requirements are imposed to ensure distribution of the entire balance in the contract within a required statutory period.

Non-Qualified contracts that are owned by natural persons allow for the deferral of taxation on the income earned in the contract until it is distributed or deemed to be distributed.

Roth IRAs

Roth IRA contracts satisfy the following requirements:

*    the contract is not transferable by the owner;
*    the premiums are not fixed;
* the annual premium cannot exceed $3,000 (although rollovers of greater amounts from other Roth IRAs and IRAs can be received);
*    the entire interest of the owner in the contract is nonforfeitable;
     and
* after the death of the owner, certain distribution requirements may be imposed to ensure distribution of the entire balance in the contract within the statutory period of time.

A Roth IRA can receive a rollover from an IRA; however, the amount rolled over from the IRA to the Roth IRA is required to be included in the owner's federal gross income at the time of the rollover, and will be subject to federal income tax.

There are income limitations on eligibility to participate in a Roth IRA and additional income limitations for eligibility to roll over amounts from an IRA to a Roth IRA. For further details regarding Roth IRAs, please refer to the disclosure statement provided when the Roth IRA was established.

Tax Sheltered Annuities

Certain tax-exempt organizations (described in section 501(c)(3) of the Internal Revenue Code) and public school systems may establish a plan under which annuity contracts can be purchased for their employees. These annuity contracts are often referred to as Tax Sheltered Annuities.

Purchase payments made to Tax Sheltered Annuities are excludable from the employee's income, up to statutory maximum amounts. These amounts should be set forth in the plan adopted by the employer.

Tax Sheltered Annuities may receive rollover contributions from Individual Retirement Accounts, Individual Retirement Annuities, other Tax Sheltered Annuities, certain 457 governmental plans, and qualified retirement plans (including 401(k) plans).

The owner's interest in the contract is nonforfeitable (except for failure to pay premiums) and cannot be transferred. Certain minimum distribution requirements must be satisfied after the owner attains the age of 701/2, and after the owner's death. Additional distribution requirements may be imposed to ensure distribution of the entire balance in the contract within the statutory period of time.

Investing in the Contract

The contracts described in this prospectus are combination fixed and variable immediate annuity contracts. The following provisions discuss those interests under the contracts that relate to the portion of the purchase payment allocated to variable annuity payments. For a discussion of the interests allocated to fixed annuity payments, see Appendix B.

The Variable Account and Investment Options

Nationwide Variable Account-12 is a variable account that invests in the investment options listed in Appendix A. Nationwide established the variable account on July 10, 2001, pursuant to Ohio law. Although the variable account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940 ("1940 Act"), the SEC does not supervise the management of Nationwide or the variable account.

Income, gains, and losses credited to, or charged against, the variable account reflect the variable account's own investment experience and not the investment experience of Nationwide's other assets. The variable account's assets are held separately from Nationwide's other assets and are not chargeable with liabilities incurred in any other business of Nationwide.

The variable account is divided into sub-accounts, each corresponding to a single investment option. Nationwide uses the assets of each sub-account to buy shares of the investment options based on contract owner instructions. Each investment option's prospectus contains more detailed information about that investment option. Prospectuses for the investment options should be read in conjunction with this prospectus.

Investment options in the variable account are NOT publicly traded mutual funds. They are only available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies, or in some cases, through participation in certain qualified pension or retirement plans.

The investment advisers of the investment options may manage publicly traded mutual funds with similar names and investment objectives. However, the investment options are NOT directly related to any publicly traded mutual fund. Contract owners should not compare the performance of a publicly traded fund with the performance of investment options participating in the variable account. The performance of the investment options could differ substantially from that of any publicly traded funds.

Voting Rights

Contract owners who have allocated assets to the investment options are entitled to certain voting rights. Nationwide will vote contract owner shares at special shareholder meetings based on contract owner instructions. However, if the law changes and Nationwide is allowed to vote in its own right, it may elect to do so.

Contract owners with voting interests in an investment option will be notified of issues requiring a shareholders' vote as soon as possible before the shareholder meeting. Notification will contain proxy materials and a form with which to give Nationwide voting instructions. Nationwide will vote shares for which no instructions are received in the same proportion as those that are received.

The number of shares which a contract owner may vote will be determined as of a date to be chosen by Nationwide not more than 60 days prior to the shareholder meeting.

Material Conflicts

The investment options may be offered through separate accounts of other insurance companies, as well as through other separate accounts of Nationwide. Nationwide does not anticipate any disadvantages to this. However, it is possible that a conflict may arise between the interests of the variable account and one or more of the other separate accounts in which these investment options participate.

Material conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or differences in the voting instructions of the contract owners and those of other companies. If a material conflict occurs, Nationwide will take whatever steps are necessary to protect contract owners and variable annuity payees, including withdrawal of the variable account from participation in the investment option(s) involved in the conflict.

Substitution of Securities

Nationwide may substitute, eliminate, or combine shares of another investment option for shares already purchased or to be purchased in the future if either of the following occurs:

 1) shares of a current investment option are no longer available for investment; or
 2) further investment in an investment option becomes inappropriate in the judgement of Nationwide management.

No substitution, elimination, or combination of shares may take place without the prior approval of the SEC.

Standard Charges and Deductions

Mortality and Expense Risk Charge

Nationwide deducts a Mortality and Expense Risk Charge from the variable account. This amount is computed on a daily basis, and is equal to an annualized rate of 1.50% of the daily net assets of the variable account.

The Mortality Risk Charge compensates Nationwide for guaranteeing the annuity purchase rates of the contracts. This guarantee ensures that the annuity purchase rates will not change regardless of the death rates of annuity payees or the general population. The Mortality Risk Charge also compensates Nationwide for risks assumed in connection with the obligation to pay a death benefit.

The Expense Risk Charge compensates Nationwide for guaranteeing that administration charges will not increase regardless of actual expenses.

If the Mortality and Expense Risk Charge is insufficient to cover actual expenses, the loss is borne by Nationwide.

Contingent Deferred Sales Charge

No sales charge deduction is made from the purchase payment upon deposit into the contract. However, if the income option elected permits withdrawals other than regular annuity payments, Nationwide will deduct a CDSC upon such withdrawal. The CDSC will not exceed 6% of the amount withdrawn.

The CDSC is calculated by multiplying the applicable CDSC percentage (noted below) by the amount that is withdrawn. The applicable CDSC will not be applied to any amount in excess of the single purchase payment.

The CDSC applies as follows:

  Number of          CDSC
  Completed       Percentage
  Years from
Date of Issue
      1               6%
      2               6%
      3               5%
      4               5%
      5               4%
      6               3%
      7               2%
  Thereafter          0%

The CDSC is used to cover sales expenses, including commissions (commissions will not exceed 6.5% of purchase payments), production of sales material, and other promotional expenses. If expenses are greater than the CDSC, the shortfall will be made up from Nationwide's general account, which may indirectly include portions of the variable account charges, since Nationwide may generate a profit from these charges.

Contract owners taking withdrawals (other than substantially equal periodic payments for life) before age 591/2 may be subject to a 10% tax penalty. In addition, all or a portion of the withdrawal may be subject to federal income taxes (see "Federal Income Taxes").

Premium Taxes

Nationwide will charge against the contract value any premium taxes levied by a state or other government entity. Premium tax rates currently range from 0% to 5%. This range is subject to change. The method used to assess premium tax will be determined by Nationwide at its sole discretion in compliance with state law.

If applicable, Nationwide will deduct premium taxes from the contract either at:

1)   the time the contract is surrendered;
2)   annuitization; or
3)   such earlier date as Nationwide becomes subject to premium taxes.

Short-Term Trading Fees

Some investment options may assess (or reserve the right to assess) a short-term trading fee in connection with transfers from a sub-account that occur within 60 days after the date of allocation to the sub-account.

Short-term trading fees are intended to compensate the investment option (and contract owners with interests allocated in the investment option) for the negative impact on fund performance that may result from frequent, short-term trading strategies. Short-term trading fees are not intended to affect the large marjority of contract owners not engaged in such strategies.


Any short-term trading fee assessed by any investment option available in conjunction with the contracts described in this prospectus will equal 1% of the amount determined to be engaged in short-term trading. Short-term trading fees will only apply to those sub-accounts corresponding to investment options that charge such fees (see the investment option prospectus). Any short-term trading fees paid are retained by the investment option, not by Nationwide, and are part of the investment option's assets. Contract owners are responsible for monitoring the length of time allocations are held in any particular investment option. Nationwide will not provide advance notice of the assessment of any applicable short-term trading fee.

Currently, none of the investment options offered under the contract assess a short-term trading fee.

If a short-term trading fee is assessed, the investment option will charge the variable account 1% of the amount determined to be engaged in short-term trading. The variable account will then pass the short-term trading fee on to the specific contract owner that engaged in short-term trading by deducting an amount equal to the short-term trading fee from that contract owner's sub-account value. All such fees will be remitted to the investment option; none of the fee proceeds will be retained by Nationwide or the variable account.

When multiple exchanges are made to a sub-account that is subject to short-term trading fees, transfers will be considered to be made on a first in/first out (FIFO) basis for purposes of determining short-term trading fees. In other words, units held the longest will be treated as being transferred first, and units held for the shortest time will be treated as being transferred last.

Some transactions are not subject to the short-term trading fees.
Transactions that are not subject to short-term trading fees include:

 *    full or partial surrenders; or
 *    transfers made upon annuitization of the contract.

New share classes of certain currently available investment options may be added to the contracts. These new share classes may require the assessment of short-term trading or redemption fees. When these new share classes are added, new purchase payment allocations and exchange reallocations to the investment options in question may be limited to the new share class.

Contract Ownership

The contract owner has all rights under the contract. Purchasers who name someone other than themselves as the contract owner will have no rights under the contract.

At the time of application, the contract owner designates/elects:

 1)   an annuitant, and if applicable, a joint annuitant;
 2) the frequency of payments, income option, assumed investment return, and income start date;
 3)   a beneficiary, and if applicable, a contingent beneficiary;
 4) the portion of the single purchase payment used to purchase fixed annuity payments and/or variable annuity payments;
 5)   the allocation among investment options; and
 6) any optional benefits that may be provided under the elected income option.

Once elected, the income option cannot be changed.

Ownership Rights Between the Date of Issue and the Income Start Date

Between the date of issue and the income start date, the contract owner has the right to:

 1)   cancel the contract during the right to examine period;
 2)   change the beneficiary and contingent beneficiary;
 3)   change allocations among investment options;
 4) elect to take a partial or full withdrawal, depending on the income option selected and subject to any restrictions described in this prospectus; and
 5) elect or revoke a prior election of annual benefit leveling (see "Annual Benefit Leveling").

Ownership Rights After the Income Start Date and Prior to the Annuitant's
Death

After the income start date and prior to the annuitant's death, the contract owner has the right to:

 1)   change the beneficiary and contingent beneficiary;
 2)   change allocations among investment options;
 3) elect to take a partial or full withdrawal, depending on the income option selected and subject to any restrictions described in this prospectus; and
 4)   elect or discontinue annual benefit leveling.

Changes

All changes, except those to annual benefit leveling, will take effect as of the time such changes are recorded by Nationwide, whether or not the contract owner or annuitant is living at the time of the recording. Nationwide will not be liable for any payments made or actions taken by Nationwide before recording the change.

Nationwide may require that all changes be submitted in writing or in another form Nationwide deems acceptable. Nationwide may require that signatures be guaranteed by a member firm of a major stock exchange or other depository institution qualified to give such a guaranty.

Joint Ownership

Joint owners each own an undivided interest in the contract. Joint owners must be spouses at the time joint ownership is requested, unless state law requires Nationwide to allow non-spousal joint owners. A joint owner may only be named in Non-Qualified Contracts.

The exercise of any ownership right in the contract will require a written request signed by both joint owners.

If a contract owner who is not the annuitant dies before the income start date and there is a surviving joint owner, the joint owner will become the contract owner.

If the contract owner who is the annuitant dies before the income start date and there is a surviving joint owner, the contract will terminate and Nationwide will pay the contract value to the joint owner.

Annuitant and Joint Annuitant

The annuitant (and joint annuitant, if applicable) must be age 85 or younger at the time of contract issuance, unless Nationwide approves a request for an annuitant or joint annuitant of greater age. Once designated, the annuitant and joint annuitant, if applicable, cannot be changed. Joint annuitants can be named only if permitted under the elected income option.

For contracts issued as IRAs or Tax Sheltered Annuities, the contract owner and annuitant must be the same person, and that individual's entire interest in the contract is nonforfeitable. For either of these contract types, if a joint and survivor income option is elected, the joint annuitant must be the annuitant's spouse.

Beneficiary and Contingent Beneficiary

The beneficiary is the person who may receive benefits under the contract if the annuitant (and joint annuitant, if any) dies after the income start date. The contract owner can name more than one beneficiary. The beneficiaries will share the benefits equally, unless otherwise specified.

If no beneficiary survives the annuitant, the beneficiary's rights will vest in the contingent beneficiary. Contingent beneficiaries will share the benefits equally, unless otherwise specified.

If no beneficiary or contingent beneficiary survives the annuitant (and the joint annuitant, if applicable), all beneficiary rights will vest with the contract owner, or the last surviving contract owner's estate.

If the annuitant (and joint annuitant, if any) dies before the income start date, and there is no surviving contract owner or joint owner, Nationwide will pay the contract proceeds to the beneficiary.

Operation of the Contract

Purchase Payment

The minimum single purchase payment must be at least $35,000. No additional purchase payments will be accepted or permitted. The single purchase payment may be composed of money from different sources (for example, upon any contract exchanges).

The cumulative total of all purchase payments under contracts issued by Nationwide on the life of any one annuitant cannot exceed $2,000,000 without Nationwide's prior consent.

Allocation of the Purchase Payment

For any particular income option, the single purchase payment may be allocated to provide variable annuity payments, fixed annuity payments, or a combination of both. The chosen allocation is irrevocable.

Nationwide allocates that portion of the purchase payment intended for variable annuity payments to investment options as instructed by the contract owner. Shares of the investment options are purchased by the variable account at net asset value and temporarily maintained as accumulation units until being converted into annuity income units on the income start date. Contract owners can change allocations or make exchanges among the sub-accounts subject to conditions imposed by the investment options and those set forth in the contract.

Pricing

The portion of the single purchase payment designated for variable annuity payments will be allocated to sub-accounts and will be priced at the unit value determined no later than 2 business days after receipt of an order to purchase if the application and all necessary information are complete. If the application is not complete, Nationwide may retain the purchase payment for up to 5 business days while attempting to complete it. If the application is not completed within 5 business days, the prospective purchaser will be informed of the reason for the delay. The purchase payment will be returned unless the prospective purchaser specifically allows Nationwide to hold the purchase payment until the application is completed.

The purchase payment will not be priced when the New York Stock Exchange is closed or on the following nationally recognized holidays:

*    New Year's        *  Independence
     Day                  Day
*    Martin            *  Labor
     Luther King, Jr.     Day
     Day
*    Presidents'       *  Thanksgiving
     Day
*    Good Friday       *  Christmas
*    Memorial
     Day

Nationwide also will not price the purchase payment if:

 1)   trading on the New York Stock Exchange is restricted;
 2) an emergency exists making disposal or valuation of securities held in the variable account impracticable; or
 3) the SEC, by order, permits a suspension or postponement for the protection of security holders.

Rules and regulations of the SEC will govern as to when the conditions described in (2) and (3) exist. If Nationwide is closed on days when the New York Stock Exchange is open, account value may be affected since the contract owner will not have access to their account.

Transfers

Any portion of the single purchase payment that is allocated to provide fixed annuity payments may not be transferred to any sub-accounts. Similarly, any portion of the single purchase payment that is allocated to provide variable annuity payments may not be transferred to provide fixed annuity payments.

However, any portion of a single purchase payment that is allocated to provide variable annuity payments may be reallocated by the contract owner among investment options, subject to the following conditions:

*    transfers among the sub-accounts may be made once per valuation date;
     and
* Nationwide reserves the right to limit transfers among the sub-accounts to 12 per year or to assess a fee for any transfer in excess of 12 per year.

Amounts transferred among the sub-accounts will receive the annuity income unit value that is next computed immediately following receipt of the transfer request.

Transfer Requests

Nationwide will accept transfer requests in writing, over the telephone or via the internet. Nationwide will use reasonable procedures to confirm that instructions are genuine and will not be liable for following instructions that it reasonably determined to be genuine. Nationwide may withdraw the telephone exchange privilege upon 30 days written notice to contract owners.

Transfer Limitations

Transfers involving sub-accounts may be subject to restrictions or requirements imposed by the investment option. Such restrictions or requirements may include the assessment of short-term trading fees in connection with transfers from a sub-account that occur within 60 days following the date of allocation to the sub-account. These short-term trading fees will equal 1% of the amount determined to be engaged in short-term trading and will be deducted from the contract owner's sub-account value. Short-term trading fees will only apply to those sub-accounts corresponding to the investment options that explicitly require the assessment of such fees. Refer to the prospectus for the investment options for more information.

Additionally, Nationwide reserves the right to refuse or limit transfer requests (or take any other action it deems necessary) in order to protect contract owners, annuitants and beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices that are employed by some contract owners (or third parties acting on their behalf).

If Nationwide determines that a contract owner (or a third party acting on the contract owner's behalf) is engaging in harmful short-term trading, Nationwide reserves the right to take actions to protect investors, including exercising its right to terminate the ability of specified contract owners to submit transfer requests via telephone, facsimile, or over the internet. If Nationwide exercises this right, affected contract owners would be limited to submitting transfer requests via U.S. mail. Any action taken by Nationwide pursuant to this provision will be preceded by a 30 day written notice to the affected contract owner.

Right to Examine (Right to Revoke)

Contract owners have a right to examine the contract. The contract may be returned to Nationwide's home office for any reason within ten days of receipt and Nationwide will refund the contract value or another amount required by law. During this time, Nationwide may hold any portion of the single purchase payment allocated to fund variable annuity payments in the W&R Target Funds, Inc. - Money Market Portfolio. The refunded contract value will reflect the deduction of any contract charges, unless otherwise required by law. All IRA and Roth IRA refunds will be a return of the purchase payment. State and/or federal law may provide other rights.

Liability of the variable account under this provision is limited to the contract value in each sub-account on the date of revocation. Any additional amounts refunded to the contract owner will be paid by Nationwide.

Withdrawals (Redemptions)

The contract owner may take a partial or full withdrawal after the end of the right to examine the contract if the contract owner elected one of the following income options at the time of application: Single Life with Term Certain; Joint and 100% Last Survivor with Term Certain; or Term Certain. Otherwise, the contract owner may not withdraw value from the contract. Withdrawals may not be permitted in all states.

Withdrawal requests must be in writing or in a form otherwise acceptable to Nationwide. Nationwide reserves the right to require that the signature(s) be guaranteed by a member firm of a major stock exchange or other depository institution qualified to give such a guaranty.

Nationwide will pay any amounts withdrawn to the contract owner within seven days of receipt of a proper request and instructions satisfactory to Nationwide.

Withdrawals Before the Income Start Date

If the income option elected so permits, a contract owner may take a partial or full withdrawal after the right to examine the contract and before the income start date. The amount available for withdrawal will be based on the commutation value, using the next calculated annuity income unit values to estimate the variable annuity payment amount, and will reflect the investment performance of the sub-accounts chosen by the contract owner. A CDSC will apply.


Withdrawals On or After the Income Start Date

If the income option elected so permits, a contract owner may take a partial or full withdrawal on or after the income start date. The amount available for withdrawal on or after the income start date will be based on the commutation value and will reflect the investment performance of the sub-accounts chosen by the contract owner. A CDSC may apply.

After the income start date, distributions other than regular annuity payments are generally required to be included in income for federal income tax purposes. However, this general rule does not apply to a complete withdrawal or redemption of a contract - a portion of the amount received in a complete withdrawal or redemption may be treated for federal income tax purposes as the tax-free return of investment in the contract. Partial withdrawals or redemptions other than regular annuity payments are generally required to be included in income. The Internal Revenue Code, Treasury Regulations, and other informational releases by the IRS contain complex rules regarding the taxation of distributions from annuity contracts. The contract owner should review these tax documents and consult with a tax adviser prior to requesting a distribution.

Commutation Value of Variable Annuity Payments

The commutation value of variable annuity payments is equal to the present value of the variable annuity payments remaining for an income option with a term certain. This present value is calculated using the assumed investment return for the contract and the annuity income unit values determined at the next unit value calculation after Nationwide receives the withdrawal request.

If a contract owner who has elected annual benefit leveling takes a full withdrawal, the withdrawn amount will be made up of two components:

 1) the commutation values, which do not include amounts allocated to annual benefit leveling; and
 2) the present value of the leveled variable annuity payments scheduled to be paid after Nationwide receives complete instructions, but before the next income start date anniversary.

The present value of these payments will be calculated using the annual benefit leveling interest rate that was assumed when the leveled payment amount was determined.

If a contract owner who has elected annual benefit leveling takes a partial withdrawal, no portion of the present value of the leveled variable annuity payments scheduled to be paid before the next income start date anniversary may be withdrawn. Only the commutation value of amounts remaining in the investment options or of the fixed annuity payments may be withdrawn.

Commutation Value of Fixed Annuity Payments

The commutation value of fixed annuity payments is defined in Appendix B.


Partial Withdrawals (Partial Redemptions)

If a partial withdrawal is allowed under the income option and elected, the contract owner must specify the percentage of the withdrawal to be taken from fixed annuity payments and/or variable annuity payments.

A partial withdrawal will result in the reduction of the remaining term certain period payments. If the contract owner elects a partial withdrawal of fixed annuity payments, Nationwide will reduce the remaining payments by the ratio of the withdrawal amount received from fixed annuity payments, plus any CDSC, to the total commutation value available from fixed annuity payments. If the contract owner elects a partial withdrawal of variable annuity payments, Nationwide will reduce the number of annuity income units provided by each sub-account on a pro-rata basis, unless the contract owner specifies otherwise.

The minimum partial withdrawal amount is $2,000. Other minimum amounts may apply in some states. In addition, each remaining annuity payment after the partial withdrawal must equal $100 or more.

A CDSC may apply. The CDSC deducted is a percentage of the amount requested by the contract owner. Amounts deducted for CDSC are not subject to subsequent CDSC. The contract owner may take the CDSC from either:

 a)   the amount requested; or

 b) the commutation value remaining after the contract owner has received the requested amount.

If the contract owner does not make a specific election, any applicable CDSC will be taken from the commutation value remaining after the contract owner has received the requested amount.

For income options with annuity payments for the longer of the annuitant's life or a term certain, if the annuitant is alive after the term selected, remaining annuity payment values will be determined using the same formula that was used to calculate payments before the contract owner took a partial withdrawal. The value of these annuity payments will remain subject to and reflect the investment performance of the sub-accounts chosen by the contract owner.



Full Withdrawals (Full Redemptions)

The commutation value upon full withdrawal may be more or less than the purchase payment made to the contract. The commutation value will reflect variable account charges, investment option charges, the investment performance of the investment options, prior redemptions, and annuity payments. A CDSC may apply.

Withdrawals from Individual Retirement Annuities, Roth IRAs or Tax Sheltered Annuities upon Exercise of the Right to Examine

To prevent disqualification of an Individual Retirement Annuity, a Roth IRA or a Tax Sheltered Annuity when the contract owner exercises the right to examine the contract, Nationwide will transfer the contract value or another amount required by law to another Individual Retirement Annuity, Roth IRA or Tax Sheltered Annuity, respectively, upon proper direction by the contract owner.

Restrictions on Withdrawals from a Tax Sheltered Annuity

The withdrawal of interest in the contract attributable to contributions made pursuant to a salary reduction agreement (within the meaning of Internal Revenue Code Section 402(g)(3)(C)), or transfers from a custodial account (as described in Internal Revenue Code Section 403(b)(7)), may be executed only if otherwise permitted by the contract and when the contract owner attains age 591/2, separates from service, dies, or becomes disabled (within the meaning of Internal Revenue Code Section 72(m)(7)). In the case of hardship (as defined for purposes of Internal Revenue Code Section 401(k)), provided that any withdrawal in the case of hardship may not include any income attributable to salary reduction contributions.

These withdrawal limitations apply to the withdrawal of interest in the contract attributable to the following:

 1) salary reduction contributions to Tax Sheltered Annuities made for plan years beginning after December 31, 1988;
 2) earnings credited to such contracts after the last plan year beginning before January 1, 1989, on amounts attributable to salary reduction contributions; and
 3) all amounts transferred from custodial accounts described in Internal Revenue Code Section 403(b)(7) (except that employer contributions and earnings in such accounts as of December 31, 1988, may be withdrawn in the case of hardship).

Distributions pursuant to Qualified Domestic Relations Orders will not violate the restrictions stated above, but may be subject to restrictions found in the employer's plan or the Internal Revenue Code.

These provisions explain Nationwide's understanding of current withdrawal restrictions. These restrictions may change.

Assignment

Contract rights are personal to the contract owner and may not be assigned.

Annuity Payments

Income Start Date

The income start date is the date chosen by the contract owner as the date for Nationwide to calculate the schedule of annuity payments, and to begin the processing necessary to start annuity payments. The date that annuity payments actually start varies, but generally is within 7-10 days after Nationwide calculates the annuity payment schedule. The income start date must be no earlier than the day after the end of the right to examine the contract and no later than 60 days after the date of issue. In connection with the income start date, the contract owner also elects the frequency of annuity payment dates (monthly, quarterly, semi-annually, or annually).


Fixed Annuity Payments

Fixed annuity payments provide for level annuity payments. The fixed annuity payments will remain level unless the income option calls for a reduction in the annuity income upon withdrawal or the death of the annuitant (or joint annuitant). See Appendix B.

Variable Annuity Payments

Variable annuity payments will vary depending on the performance of the investment options selected.

First Variable Annuity Payment

The following factors determine the amount of the first variable annuity payment:

 * the portion of the single purchase payment allocated to provide variable annuity payments;
 *    the variable account value on the income start date;
 * the age and sex (based upon contract type and in compliance with applicable state law) of the annuitant (and joint annuitant, if any);
 *    the income option elected;
 *    the frequency of annuity payments;
 *    the income start date;
 * the selected assumed investment return (the net investment return required to maintain level variable annuity payments);
 *    the deduction for any applicable premium tax; and
 *    the date the contract was issued.

Subsequent Variable Annuity Payments

Variable annuity payments after the first will vary with the performance of the investment options chosen by the contract owner after the investment performance is adjusted by the assumed investment return factor.

The dollar amount of each subsequent variable annuity payment is determined by taking the portion of the first annuity payment funded by a particular sub-account and dividing it by the annuity income unit value for that sub-account as of the income start date. This establishes the number of annuity income units provided by each sub-account for each variable annuity payment after the first.

The number of annuity income units for each sub-account will remain constant, subject to the following exceptions:

  1) if the income option elected calls for a reduction in annuity income upon the death of the annuitant or joint annuitant;
  2) if the contract owner takes a withdrawal, as permitted under the income option elected; or
  3) if the contract owner transfers value from one investment option to another.

The number of annuity income units for each sub-account is multiplied by the annuity income unit value for that sub-account for the valuation date for which the payment is due. The sum of these results for all the sub-accounts in which the contract owner invests establishes the dollar amount of the variable annuity payment.

Subsequent variable annuity payments may be more or less than the previous variable annuity payment, depending on whether the net investment performance of the elected investment options is greater or lesser than the assumed investment return.

Assumed Investment Return

An assumed investment return is the net investment return required to maintain level variable annuity payments. That is, if the net investment performance of each sub-account in which the contract owner invests exactly equals the assumed investment return for every payment period, then each payment will be the same amount. To the extent that investment performance is not equal to the assumed investment return for given payment periods, the amount of the payments in those periods will not be the same. Payments will increase from one payment date to the next if the annualized net rate of return is greater than the assumed investment return during that time. Conversely, payments will decrease from one payment to the next if the annualized net rate of return is less than the assumed investment return during that time.

At the time of application, the contract owner elects one of three available assumed investment return percentages: 3.5%, 5.0%, or 6.0%.
This percentage cannot be changed after contract issuance. Refer to Appendix C for more information on selecting an assumed investment return percentage. One or more of the above assumed investment return percentages may not be available in all states. Please refer to your contract for specific information.

Nationwide uses this percentage rate of return to determine the amount of the first variable annuity payment.

Value of an Annuity Income Unit

Annuity income unit values for sub-accounts are determined by:

 1) multiplying the annuity income unit value for each sub-account for the immediately preceding valuation period by the net investment factor for the sub-account for the subsequent valuation period; and then
 2) multiplying the result from (1) by an assumed investment return factor, adjusted for the number of days in the valuation period. The assumed investment return factor corresponds with the assumed investment return chosen by the contract owner and permitted under the contract.

Net Investment Factor

Nationwide uses the net investment factor as a way to calculate the investment performance of a sub-account from one valuation period to the next. For each sub-account, the net investment factor shows the investment performance of the investment option in which a particular sub-account invests, including the charges assessed against that sub-account for a valuation period.


The net investment factor is determined by dividing (a) by (b), and then subtracting (c) from the result, where:

(a)  is the sum of:

  1) the net asset value of the investment option as of the end of the current valuation period; and
  2) the per share amount of any dividend or income distributions made by the investment option (if the date of the dividend or income distribution occurs during the current valuation period);

(b) is the net asset value of the investment option determined as of the end of the preceding valuation period; and

(c) is a factor representing the daily variable account charges. The factor is equal to an annualized rate of 1.50% of the daily net assets of the variable account.

Changes in the net investment factor may not be directly proportional to changes in the net asset value of the investment option shares because of the deduction of variable account charges.

Though the number of annuity income units will not change as a result of investment experience, the value of an annuity income unit may increase or decrease from one valuation period to the next.

Frequency and Amount of Annuity Payments

Payments are made based on the income option and frequency selected. Payment frequencies available are: monthly, quarterly, semi-annually, or annually. In no event will Nationwide make payments less frequently than annually.

Nationwide reserves the right to change the frequency of payments if the amount of any payment becomes less than $100. The payment frequency will be changed to an interval that will result in payments of at least $100.

Annual Benefit Leveling

If the contract owner elects annual benefit leveling, which is available for no charge, variable annuity payments will be adjusted to reflect the performance of the investment options once every 12 months, instead of with every payment.

On the income start date (or the income start date anniversary on which annual benefit leveling begins), the number of annuity income units necessary to make the payments for the following year will be calculated. These annuity income units will be redeemed from the sub-accounts and transferred to Nationwide's general account. The annual benefit leveling interest rate at that time will be used to calculate the guaranteed amount of level payments for the following year.

The level payment calculated on each subsequent income start date anniversary could be higher or lower than the level payment for the previous year.

An election to start or discontinue annual benefit leveling will take effect only on the income start date (or anniversary). In order for such an election to take effect on the next income start date anniversary, Nationwide must receive the election at least 5 days prior to the income start date anniversary. If a contract owner elects annual benefit leveling, the process of calculating leveled variable annuity payments will take place on each subsequent income start date anniversary until the contract owner instructs Nationwide otherwise.

Nationwide reserves the right to discontinue annual benefit leveling. If Nationwide discontinues annual benefit leveling, any contract owner receiving leveled variable annuity payments will continue to do so until the next income start date anniversary.

Income Options

Contract owners must elect an income option. This election is made at the time of application and is irrevocable.

The income options available are:

 *    Single Life;
 *    Single Life with Term Certain;
 *    Single Life with Cash Refund;
 *    Joint and Last Survivor;
 *    Joint and 100% Last Survivor with Term Certain;
 *    Joint and 100% Last Survivor with Cash Refund;
 *    Joint and 50% Survivor; and
 *    Term Certain.

Each of the income options is discussed more thoroughly below.

Single Life

The Single Life income option provides for annuity payments to be made during the lifetime of the annuitant.

Payments will cease with the last payment before the annuitant's death. No death benefit will be paid.

No withdrawals other than the scheduled annuity payments are permitted.

Single Life with Term Certain

The Single Life with Term Certain income option provides for annuity payments to be made during the annuitant's lifetime, or for the term selected by the contract owner, whichever is longer. The contract owner may select a term certain of 10, 15, or 20 years at the time of application.

During the term certain period, the owner may elect at any time prior to the death of the annuitant to withdraw all or a part of the value of the remaining term certain period payments as set forth in the "Withdrawals (Redemptions)" provision. Withdrawals may be subject to a CDSC.

If the annuitant dies during this term certain period, the beneficiary will have the option to continue payments for the remainder of the term certain period, or to receive the commutation value of the remaining payments of the term certain period in a single lump sum payment (see "Lump Sum Death Benefit Option" and "Continuation of Payments Death Benefit Option").

Single Life with Cash Refund

The Single Life with Cash Refund income option provides for annuity payments to be made during the lifetime of the annuitant.

If the annuitant dies before receiving aggregate annuity payments at least equal to the single purchase payment, less any premium tax, the difference between the aggregate annuity payments and the single purchase payment, less any premium tax, will be paid to the beneficiary in a single lump sum.

No withdrawals other than the death benefit or scheduled annuity payments are permitted.

Joint and Last Survivor

The Joint and Last Survivor income option provides for annuity payments to be made during the joint lifetimes of the annuitant and joint annuitant. After the death of either the annuitant or joint annuitant, payments will continue for the life of the survivor. Payments to the survivor will be 50%, 75%, or 100% of the amount that would have been paid if both annuitants were living, depending on which continuation percentage was selected by the contract owner on the application.

Payments will cease with the last payment due prior to the death of the last survivor of the annuitant and joint annuitant. No death benefit will be paid.

No withdrawals other than the scheduled annuity payments are permitted.

Joint and 100% Last Survivor with Term Certain

The Joint and 100% Last Survivor with Term Certain income option provides for annuity payments to be made during the joint lifetimes of the annuitant and joint annuitant, or for the term selected by the contract owner, whichever is longer. After the death of either the annuitant or joint annuitant, payments will continue at the same level for the life of the survivor or until the term certain expires.

During the term certain period, the owner may elect at any time prior to the second death of the annuitant and joint annuitant to withdraw all or part of the value of the remaining term certain period payments as set forth in the "Withdrawals (Redemptions)" provision. Withdrawals may be subject to a CDSC.

If the annuitant and joint annuitant die during the term certain period, the beneficiary will have the option to continue payments for the remainder of the term certain period or to receive the commutation value of the remaining payments of the term certain period in a single lump sum payment (see "Lump Sum Death Benefit Option" and "Continuation of Payments Death Benefit Option").

The contract owner may select a term certain of 10, 15, or 20 years at the time of application.

Joint and 100% Last Survivor with Cash Refund

The Joint and 100% Last Survivor with Cash Refund income option provides for annuity payments to be made during the joint lifetimes of the annuitant and joint annuitant.

After the death of either the annuitant or joint annuitant, payments of 100% of the amount that would have been paid if both were living will be made for the life of the survivor.

If the survivor dies after the income start date, but before aggregate annuity payments have been made that are at least equal to the single purchase payment, less any premium taxes, the difference between the aggregate annuity payments and the single purchase payment, less any premium taxes, will be paid to the beneficiary in a single lump sum.

No withdrawals other than the death benefit and scheduled annuity payments are permitted.

Joint and 50% Survivor

The Joint and 50% Survivor income option provides for annuity payments to be made during the joint lifetimes of the annuitant and joint annuitant.

After the death of the annuitant, payments of 50% of the amount that would have been paid if the annuitant was living will be made for the life of the joint annuitant. If the joint annuitant dies before the annuitant, the 50% reduction does not apply.

Payments will cease with the last payment due before the death of the last survivor of the annuitant and joint annuitant. No death benefit will be paid.

No withdrawals other than the scheduled annuity payments are permitted.

Term Certain

The Term Certain income option provides for annuity payments to be made for the term selected by the contract owner on the application, between 5 and 30 years, inclusive. Nationwide reserves the right to limit the availability of some term certain durations based on economic circumstances.

The contract owner may elect at any time prior to the annuitant's death to withdraw all or part of the value of the contract as set forth in the "Withdrawals (Redemptions)" provision. Withdrawals may be subject to a CDSC.

If the annuitant dies during the term certain period, the beneficiary will have the option to continue payments for the remainder of the period or to receive the commutation value of the remaining payments in a single lump sum payment (see "Lump Sum Death Benefit Option" and "Continuation of Payments Death Benefit Option").

Lump Sum Death Benefit Option

The lump sum death benefit option is available for the Single Life with Term Certain, Joint and 100% Last Survivor with Term Certain and Term Certain income options. Please see the description of these income options under their respective headings.

If the beneficiary elects to receive the death benefit in one lump sum, for fixed annuity payments remaining in the term certain period after Nationwide receives proper proof of death and complete instructions, the amount is the commutation value, calculated as described in Appendix B.
For variable annuity payments, the commutation value is equal to the present value of the variable annuity payments remaining in the term certain period. This present value is calculated using the assumed investment return for the contract and the annuity income unit values determined at the next unit value calculation after Nationwide receives proper proof of death and complete instructions.

If annual benefit leveling is in effect, the lump sum death benefit will be made up of two components:

1) the commutation values, which do not include amounts allocated to annual benefit leveling; and
2) the present value of the leveled variable annuity payments scheduled to be paid after Nationwide receives complete instructions, but before the next income start date anniversary.

The present value of these payments will be calculated using the annual benefit leveling interest rate that was assumed when the leveled payment amount was determined.

Continuation of Payments Death Benefit Option

The continuation of payments death benefit option is available for the Single Life with Term Certain, Joint and 100% Last Survivor with Term Certain and Term Certain income options. Please see the description of these income options under their respective headings.

If the beneficiary elects to receive the annuity payments remaining in the term certain period, the beneficiary will have the right to make any transfers to other investment options allowed by the contract once payments have resumed.

Living Credits

For the contract owner that elects a life contingent income option, the value of variable annuity payments is based in part on the annuitant's life expectancy (or the life expectancies of both the annuitant and any joint annuitant) - the probability that the annuitant will survive to each future variable annuity payment date. Each month the annuitant lives slightly increases the age to which Nationwide projected the annuitant would live.

To account for this increased life expectancy, and to keep the variable account value equal to the present value of future variable annuity payments, Nationwide will calculate and apply a living credit to the variable account value. The living credit will be equal to:

(a) x (b), where:

(a) = the probability that the annuitant would have died in the prior calendar quarter; and

(b) = the present value of future annuity payments (assuming annuity unit values as of the beginning of the current calendar quarter).

Nationwide applies any living credits at the end of each calendar quarter beginning after the income start date. The contract owner's quarterly customer statement will reflect the living credit amount Nationwide added to the variable account value.

Any Other Option

Income options not set forth in this provision may be available. Any income option not set forth in this provision must be approved by both Nationwide and the contract owner.

Death Before the Income Start Date

Death of Contract Owner

If a contract owner, who is not the annuitant, dies before the income start date, ownership rights will vest in the surviving joint owner, if any. If there is no surviving joint owner, ownership rights will vest in the annuitant. Subject to the "Required Distributions" provisions, the annuitant will be entitled to receive scheduled annuity payments.

If the contract owner, who is also the annuitant, dies before the income start date, the terms of the "Death of Annuitant" provision apply.

Death of Annuitant

If the annuitant dies before the income start date, the contract will terminate and Nationwide will pay the contract value to the surviving owner(s). If there is no surviving owner, the beneficiary will be entitled to elect a lump sum distribution or to receive annuity benefits in accordance with the "Required Distributions" provisions.

Death After the Income Start Date

Death of Contract Owner

If any contract owner dies after the income start date, annuity payments will continue to be made to the annuitant under the elected income option, and ownership rights will vest in any surviving joint owner. If there is no surviving joint owner, ownership rights will vest in the annuitant.

Death of Annuitant

If the annuitant dies after the income start date, the terms of the income option elected by the contract owner will apply.

Once Nationwide is notified of the annuitant's (and joint annuitant's, if applicable) death, any remaining fixed or variable annuity payments will be suspended, and no withdrawals will be allowed, until Nationwide has received proper proof of death and complete instructions to either continue
payments or pay the death benefit in a single lump sum.    In addition, the
commutation value of any remaining variable annuity payments will be transferred to the money market investment option no later than the valuation date following receipt by Nationwide of notification of death.

Once Nationwide receives proper proof of death and complete instructions, Nationwide will make any payments that were suspended. The amount of each suspended variable annuity payment will be determined using the annuity income unit values for the money market investment option on the date the variable annuity payment was originally scheduled to be made. No interest will be paid on any payments that were suspended.

Instructions regarding payment of any death benefit must be in writing or in a form otherwise acceptable to Nationwide. Nationwide reserves the right to require that the signature(s) be guaranteed by a member firm of a major stock exchange or other depository institution qualified to give such a guaranty.

If a lump sum death benefit is available and has been elected, it will be paid to the beneficiary within seven days of receipt of proper proof of death and instructions satisfactory to Nationwide.

Required Distributions

Any distribution paid that is NOT due to payment of the death benefit may be subject to a CDSC. The Internal Revenue Code requires that certain distributions be made from the contracts issued in conjunction with this prospectus. Following is an overview of the required distribution rules applicable to each type of contract. Please consult a qualified tax or financial adviser for more specific required distribution information.

Required Distributions - General Information

In general, a beneficiary is an entity or person that the contract owner designates to receive death proceeds upon the contract owner's death. The distribution rules in the Internal Revenue Code make a distinction between "beneficiary" and "designated beneficiary" when determining the life expectancy that may be used for payments that are made from IRAs, Roth IRAs and Tax Sheltered Annuities after the death of the annuitant, or that are made from Non-Qualified Contracts after the death of the contract owner. A designated beneficiary is a natural person who is designated by the contract owner as the beneficiary under the contract. Non-natural beneficiaries (e.g. charities or certain trusts) are not designated beneficiaries for the purpose of required distributions and the life expectancy of such a beneficiary is zero.

Life expectancies and joint life expectancies will be determined pursuant to Treasury Regulation 1.72-9, or such additional guidance as may be provided pursuant to Proposed Treasury Regulation 1.401(a)(9)-5, Q&A 7.

Required distributions paid upon the death of the contract owner are paid to the beneficiary or beneficiaries stipulated by the contract owner. How quickly the distributions must be made may be determined with respect to the life expectancies of the beneficiaries. For Non-Qualified Contracts, the beneficiaries used in the determination of the distribution period are those in effect on the date of the contract owner's death. For contracts other than Non-Qualified Contracts, the beneficiaries used in the determination of the distribution period do not have to be determined until December 31 of the year following the contract owner's death. If there is more than one beneficiary, the life expectancy of the beneficiary with the shortest life expectancy is used to determine the distribution period. Any beneficiary that is not a designated beneficiary has a life expectancy of zero.

Required Distributions for Non-Qualified Contracts

Internal Revenue Code Section 72(s) requires Nationwide to make certain distributions when a contract owner dies. The following distributions will be made in accordance with the following requirements:

 1) If any contract owner dies on or after the annuitization date and before the entire interest in the contract has been distributed, then the remaining interest must be distributed at least as rapidly as the distribution method in effect on the contract owner's death.

 2) If any contract owner dies before the annuitization date, then the entire interest in the contract (consisting of either the death benefit or the contract value reduced by charges set forth elsewhere in the contract) will be distributed within 5 years of the contract owner's death, provided however:

   a) any interest payable to or for the benefit of a designated beneficiary may be distributed over the life of the designated beneficiary or over a period not longer than the life expectancy of the designated beneficiary. Payments must begin within one year of the contract owner's death unless otherwise permitted by federal income tax regulations; and

   b) if the designated beneficiary is the surviving spouse of the deceased contract owner, the spouse can choose to become the contract owner instead of receiving a death benefit. Any distributions required under these distribution rules will be made upon that spouse's death.

In the event that the contract owner is not a natural person (e.g., a trust or corporation), for purposes of these distribution provisions:

 a) the death of the annuitant will be treated as the death of a contract owner;

 b) any change of annuitant will be treated as the death of a contract owner; and

 c) in either case, the appropriate distribution will be made upon the death or change, as the case may be.

These distribution provisions do not apply to any contract exempt from
Section 72(s) of the Internal Revenue Code by reason of Section 72(s)(5) or any other law or rule.

The designated beneficiary must elect a method of distribution and notify Nationwide of this election within 60 days of the contract owner's death.

Required Distributions for Tax Sheltered Annuities, Individual Retirement Annuities and Roth IRAs

Distributions from a Tax Sheltered Annuity or Individual Retirement Annuity must begin no later than April 1 of the calendar year following the calendar year in which the contract owner reaches age 701/2. Distributions may be paid in a lump sum or in substantially equal payments over:

 a) the life of the contract owner or the joint lives of the contract owner and the contract owner's designated beneficiary; or

 b) a period not longer than the period determined under the table in Proposed Treasury Regulation 1.401(a)(9)-5, Q&A4, which is the deemed joint life expectancy of the contract owner and a person 10 years younger than the contract owner. If the designated beneficiary is the spouse of the contract owner, the period may not exceed the longer of the period determined under such table or the joint life expectancy of the contract owner and the contract owner's spouse, determined in accordance with Treasury Regulation 1.72-9, or such additional guidance as may be provided pursuant to Proposed Treasury Regulation 1.401(a)(9)-5, Q&A7.

For Tax Sheltered Annuities, required distributions do not have to be withdrawn from this contract if they are being withdrawn from another Tax Sheltered Annuity of the contract owner.

For Individual Retirement Annuities, required distributions do not have to be withdrawn from this contract if they are being withdrawn from another Individual Retirement Annuity of the contract owner.

If the contract owner's entire interest in a Tax Sheltered Annuity or Individual Retirement Annuity will be distributed in equal or substantially equal payments over a period described in (a) or (b) above, the payments must begin on or before the required beginning date. The required beginning date is April 1 of the calendar year following the calendar year in which the contract owner reaches age 701/2. The rules for Roth IRAs do not require distributions to begin during the contract owner's lifetime, therefore, the required beginning date is not applicable to Roth IRAs.

If the contract owner dies before the required beginning date (in the case of a Tax Sheltered Annuity or Individual Retirement Annuity) or before the entire contract value is distributed (in the case of Roth IRAs), any remaining interest in the contract must be distributed over a period not exceeding the applicable distribution period, which is determined as follows:

a) if the designated beneficiary is the contract owner's spouse, the applicable distribution period is the surviving spouse's remaining life expectancy using the surviving spouse's birthday for each distribution calendar year after the calendar year of the contract owner's death. For calendar years after the death of the contract owner's surviving spouse, the applicable distribution period is the spouse's remaining life expectancy using the spouse's age in the calendar year of the spouse's death, reduced by one for each calendar year that elapsed since the calendar year immediately following the calendar year of the spouse's death;

b) if the designated beneficiary is not the contract owner's surviving spouse, the applicable distribution period is the designated beneficiary's remaining life expectancy using the designated beneficiary's birthday in the calendar year immediately following the calendar year of the contract owner's death, reduced by one for each calendar year that elapsed thereafter; and

c) if there is no designated beneficiary, the entire balance of the contract must be distributed by December 31 of the fifth year following the contract owner's death.

If the contract owner dies on or after the required beginning date, the interest in the Tax Sheltered Annuity or Individual Retirement Annuity must be distributed over a period not exceeding the applicable distribution period, which is determined as follows:

a) if the designated beneficiary is the contract owner's spouse, the applicable distribution period is the surviving spouse's remaining life expectancy using the surviving spouse's birthday for each distribution calendar year after the calendar year of the contract owner's death. For calendar years after the death of the contract owner's surviving spouse, the applicable distribution period is the spouse's remaining life expectancy using the spouse's age in the calendar year of the spouse's death, reduced by one for each calendar year that elapsed since the calendar year immediately following the calendar year of the spouse's death;

b) if the designated beneficiary is not the contract owner's surviving spouse, the applicable distribution period is the designated beneficiary's remaining life expectancy using the designated beneficiary's birthday in the calendar year immediately following the calendar year of the contract owner's death, reduced by one for each calendar year that elapsed thereafter; and

c) if there is no designated beneficiary, the applicable distribution period is the contract owner's remaining life expectancy using the contract owner's birthday in the calendar year of the contract owner's death, reduced by one for each year thereafter.

If distribution requirements are not met, a penalty tax of 50% is levied on the difference between the amount that should have been distributed for that year and the amount that actually was distributed for that year.

For Individual Retirement Annuities, a portion of each distribution will be included in the recipient's gross income and taxed at ordinary income tax rates. The portion of a distribution which is taxable is based on the ratio between the amount by which non-deductible purchase payments exceed prior non-taxable distributions and total account balances at the time of the distribution. The owner of an Individual Retirement Annuity must annually report the amount of non-deductible purchase payments, the amount of any distribution, the amount by which non-deductible purchase payments for all years exceed non taxable distributions for all years, and the total balance of all Individual Retirement Annuities.

Distributions from Roth IRAs may be either taxable or nontaxable, depending upon whether they are "qualified distributions" or "non-qualified distributions" (see "Federal Tax Considerations").


Federal Tax Considerations

Federal Income Taxes

The tax consequences of purchasing a contract described in this prospectus will depend on:

*    the type of contract purchased;
*    the purposes for which the contract is purchased; and
* the personal circumstances of individual investors having interests in the contracts.

See "Synopsis of the Contracts" for a brief description of the various types of contracts and the different purposes for which the contracts may be purchased.

Existing tax rules are subject to change, and may affect individuals differently depending on their situation. Nationwide does not guarantee the tax status of any contracts or any transactions involving the contracts.

If the contract is purchased as an investment of certain retirement plans (such as qualified retirement plans, Individual Retirement Accounts, and custodial accounts as described in Sections 401, 408(a), and 403(b)(7) of the Internal Revenue Code), tax advantages enjoyed by the contract owner and/or annuitant may relate to participation in the plan rather than ownership of the annuity contract. Such plans are permitted to purchase investments other than annuities and retain tax-deferred status.

The following is a brief summary of some of the federal income tax considerations related to the contracts. In addition to the federal income tax, distributions from annuity contracts may be subject to state and local income taxes. The tax rules across all states and localities are not uniform and therefore will not be discussed in this prospectus. Tax rules that may apply to contracts issued in U.S. territories such as Puerto Rico and Guam are also not discussed. Nothing in this prospectus should be considered to be tax advice. Contract owners and prospective contract owners should consult a financial consultant, tax advisor or legal counsel to discuss the taxation and use of the contracts.

The Internal Revenue Code sets forth different income tax rules for the following types of annuity contracts:

*    Individual Retirement Annuities;
*    Roth IRAs;
*    Tax Sheltered Annuities; and
*    Non-Qualified Contracts.

Individual Retirement Annuities

Distributions from Individual Retirement Annuities, are generally taxed when received. If any of the amount contributed to the IRA was nondeductible for federal income tax purposes, then a portion of each distribution is excludable from income.

If distributions of income from an IRA are made prior to the date that the owner attains the age of 591/2 years, the income is subject to regular income tax and an additional penalty tax of 10% is also generally applicable. The 10% penalty tax can be avoided if the distribution is:

*    made to a beneficiary on or after the death of the owner;
* attributable to the owner becoming disabled (as defined in the Internal Revenue Code);
* part of a series of substantially equal periodic payments made not less frequently than annually made for the life (or life expectancy) of the owner, or the joint lives (or joint life expectancies) of the owner and his or her designated beneficiary;
*    used for qualified higher education expenses; or
* used for expenses attributable to the purchase of a home for a qualified first-time buyer.

Roth IRAs

Distributions of earnings from Roth IRAs are taxable or nontaxable depending upon whether they are "qualified distributions" or "non-qualified distributions." A "qualified distribution" is one that satisfies the five-year rule and meets one of the following requirements:

* it is made on or after the date on which the contract owner attains age 591/2;
* it is made to a beneficiary (or the contract owner's estate) on or after the death of the contract owner;
*    it is attributable to the contract owner's disability; or
* it is used for expenses attributable to the purchase of a home for a qualified first-time buyer.

The five year rule generally is satisfied if the distribution is not made within the five taxable year period beginning with the first taxable year in which a contribution is made to any Roth IRA established for the owner.

A qualified distribution is not includable in gross income for federal income tax purposes.

A non-qualified distribution is not includible in gross income to the extent that the distribution, when added to all previous distributions, does not exceed the total amount of contributions made to the Roth IRA. Any non-qualified distribution in excess of total contributions will be included in the contract owner's gross income in the year that is distributed to the contract owner.

Special rules apply for Roth IRAs that have proceeds received from a traditional IRA prior to January 1, 1999 if the owner elected the special 4-year income averaging provisions that were in effect for 1998.

If non-qualified distributions of income from a Roth IRA are made prior to the date that the owner attains the age of 591/2 years, the income is subject to both the regular income tax and an additional penalty tax of 10%. The penalty tax can be avoided if the distribution is:

*    made to a beneficiary on or after the death of the owner;
* attributable to the owner becoming disabled (as defined in the Internal Revenue Code);
* part of a series of substantially equal periodic payments made not less frequently than annually made for the life (or life expectancy) of the owner, or the joint lives (or joint life expectancies) of the owner and his or her designated beneficiary;
*    for qualified higher education expenses; or
* used for expenses attributable to the purchase of a home for a qualified first-time buyer.

If the contract owner dies before the contract is completely distributed, the balance may be included in the contract owner's gross estate for tax purposes.

Tax Sheltered Annuities

Distributions from Tax Sheltered Annuities are generally taxed when received. A portion of each distribution is excludable from income based on a formula established pursuant to the Internal Revenue Code. The formula excludes from income the amount invested in the contract divided by the number of anticipated payments until the full investment in the contract is recovered. Thereafter all distributions are fully taxable.

If a distribution of income is made from a Tax Sheltered Annuity prior to the date that the owner attains the age of 591/2 years, the income is subject to both the regular income tax and an additional penalty tax of 10%. The penalty tax can be avoided if the distribution is:

*    made to a beneficiary on or after the death of the owner;
* attributable to the owner becoming disabled (as defined in the Internal Revenue Code);
* part of a series of substantially equal periodic payments made not less frequently than annually made for the life (or life expectancy) of the owner, or the joint lives (or joint life expectancies) of the owner and his or her designated beneficiary;
*    for qualified higher education expenses;
* used for expenses attributable to the purchase of a home for a qualified first-time buyer; or
* made to the owner after separation from service with his or her employer after age 55.

Non-Qualified Contracts - Natural Persons as Contract Owners

Generally, the income earned inside a Non-Qualified Contract that is owned by a natural person is not taxable until it is distributed from the contract.

Distributions before the annuitization date are taxable to the contract owner to the extent that the cash value of the contract exceeds the contract owner's investment at the time of the distribution.
Distributions, for this purpose, include partial surrenders, any portion of the contract that is assigned or pledged; or any portion of the contract that is transferred by gift. For these purposes, a transfer by gift may occur upon annuitization if the contract owner and the annuitant are not the same individual.

With respect to annuity distributions on or after the annuitization date, a portion of each annuity payment is excludable from taxable income. The amount excludable is based on the ratio between the contract owner's investment in the contract and the expected return on the contract. Once the entire investment in the contract is recovered, all distributions are fully includable in income. The maximum amount excludable from income is the investment in the contract. If the annuitant dies before the entire investment in the contract has been excluded from income, and as a result of the annuitant's death no more payments are due under the contract, then the unrecovered investment in the contract may be deducted on his or her final tax return.

In determining the taxable amount of a distribution, all annuity contracts issued after October 21, 1988 by the same company to the same contract owner during the same calendar year will be treated as one annuity contract.

A special rule applies to distributions from contracts that have investments that were made prior to August 14, 1982. For those contracts, distributions that are made prior to the annuitization date are treated first as a recovery of the investment in the contract as of that date. A distribution in excess of the amount of the investment in the contract as of August 14, 1982, will be treated as taxable income.

The Internal Revenue Code imposes a penalty tax if a distribution is made before the contract owner reaches age 591/2. The amount of the penalty is 10% of the portion of any distribution that is includible in gross income. The penalty tax does not apply if the distribution is:

*    the result of a contract owner's death;
* the result of a contract owner's disability, (as defined in the Internal Revenue Code);
* one of a series of substantially equal periodic payments made over the life (or life expectancy) of the contract owner or the joint lives (or joint life expectancies) of the contract owner and the beneficiary selected by the contract owner to receive payment under the annuity payment option selected by the contract owner;
*    allocable to an investment in the contract before August 14, 1982; or
*    from an immediate annuity.

For purposes of the exception to the penalty tax, an immediate annuity is a single premium contract from which payments begin within one year of purchase, and which provides for substantially equal periodic payments. If the contract is issued as the result of an nontaxable exchange described in
Section 1035 of the Internal Revenue Code, for purposes of determining whether the contract is an immediate annuity, it will generally be considered to have been purchased on the purchase date of the contract given up in the exchange. Consequently, if all or a portion of the purchase payment for this contract is the result of a Section 1035 exchange from a life insurance contract, an endowment contract, or a deferred annuity that was issued more than 1 year prior to the Income Start Date, then this contract would not qualify for the immediate annuity exception to the penalty tax.

Non-Qualified Contracts - Non-Natural Persons as Contract Owners

The previous discussion related to the taxation of Non-Qualified Contracts owned by individuals, including immediate annuity contracts that are owned by entities but which satisfy the immediate annuity exception to the penalty tax. Different rules (the so-called "non-natural persons" rules) apply if the contract owner is not a natural person and the contract does not satisfy the immediate annuity exception. If all or a portion of the purchase payment for this contract is the result of a Section 1035 exchange from a life insurance contract, an endowment contract, or a deferred annuity that was issued more than 1 year prior to the Income Start Date, then this contract would not qualify for the immediate annuity exception to the non-natural persons rules.

Generally, contracts owned by corporations, partnerships, trusts, and similar entities are not treated as annuity contracts under the Internal Revenue Code. Therefore, income earned under a Non-Qualified Contract that is owned by a non-natural person is taxed as ordinary income during the taxable year that it is earned. Taxation is not deferred, even if the income is not distributed out of the contract. The income is taxable as ordinary income, not capital gain.

The non-natural persons rules do not apply to all entity-owned contracts.
A contract that is owned by a non-natural person as an agent of an individual is treated as owned by the individual. This would cause the contract to be treated as an annuity under the Internal Revenue Code, allowing tax deferral. However, this exception does not apply when the non-natural person is an employer that holds the contract under a non-qualified deferred compensation arrangement for one or more employees.

The non-natural persons rules also do not apply to contracts that are:

* acquired by the estate of a decedent by reason of the death of the decedent;
* issued in connection with certain qualified retirement plans and individual retirement plans;
* purchased by an employer upon the termination of certain qualified retirement plans; or
* immediate annuities within the meaning of Section 72(u) of the Internal Revenue Code.

Withholding

Pre-death distributions from the contracts are subject to federal income tax. Nationwide will withhold the tax from the distributions unless the contract owner requests otherwise. If the distribution is from a Tax Sheltered Annuity, it will be subject to mandatory 20% withholding that cannot be waived, unless:

* the distribution is made directly to another Tax Sheltered Annuity or IRA; or
* the distribution satisfies the minimum distribution requirements imposed by the Internal Revenue Code.

In addition, under some circumstances, the Internal Revenue Code will not permit contract owners to waive withholding. Such circumstances include:

* if the payee does not provide Nationwide with a taxpayer identification number; or
* if Nationwide receives notice from the Internal Revenue Service that the taxpayer identification number furnished by the payee is incorrect.

If a contract owner is prohibited from waiving withholding, as described above, the distribution will be subject to mandatory back-up withholding. The mandatory back-up withholding rate is established by Section 3406 of the Internal Revenue Code and is applied against the amount of income that is distributed.

Non-Resident Aliens

Generally, a pre-death distribution from a contract to a non-resident alien is subject to federal income tax at a rate of 30% of the amount of income that is distributed. Nationwide is required to withhold this amount and send it to the Internal Revenue Service. Some distributions to non-resident aliens may be subject to a lower (or no) tax if a treaty applies. In order to obtain the benefits of such a treaty, the non-resident alien must:

 1) provide Nationwide with proof of residency and citizenship (in accordance with Internal Revenue Service requirements); and
 2)   provide Nationwide with an individual taxpayer identification number.

If the non-resident alien does not meet the above conditions, Nationwide will withhold 30% of income from the distribution.
Another way to avoid the 30% withholding is for the non-resident alien to provide Nationwide with sufficient evidence that:

 1) the distribution is connected to the non-resident alien's conduct of business in the United States; and
 2) the distribution is not includable in the non-resident alien's gross income for United States federal income tax purposes.

Note that these distributions may be subject to back-up withholding, currently 31%, if a correct taxpayer identification number is not provided.

Federal Estate, Gift and Generation Skipping Transfer Taxes

The following transfers may be considered a gift for federal gift tax purposes:

 *    a transfer of the contract from one contract owner to another; or
 *    a distribution to someone other than a contract owner.

Upon the contract owner's death, the value of the contract may subject to estate taxes, even if all or a portion of the value is also subject to federal income taxes.

Section 2612 of the Internal Revenue Code may require Nationwide to determine whether a death benefit or other distribution is a "direct skip" and the amount of the resulting generation skipping transfer tax, if any. A direct skip is when property is transferred to, or a death benefit or other distribution is made to:

 a) an individual who is two or more generations younger than the contract owner; or
 b) certain trusts, as described in Section 2613 of the Internal Revenue Code (generally, trusts that have no beneficiaries who are not 2 or more generations younger than the contract owner).

If the contract owner is not an individual, then for this purpose only, "contract owner" refers to any person:

* who would be required to include the contract, death benefit, distribution, or other payment in his or her federal gross estate at his or her death; or
* who is required to report the transfer of the contract, death benefit, distribution, or other payment for federal gift tax purposes.

If a transfer is a direct skip, Nationwide will deduct the amount of the transfer tax from the death benefit, distribution or other payment, and remit it directly to the Internal Revenue Service.

Charge for Tax

Nationwide is not required to maintain a capital gain reserve liability on Non-Qualified Contracts. If tax laws change requiring a reserve, Nationwide may implement and adjust a tax charge.

Diversification

Internal Revenue Code Section 817(h) contains rules on diversification requirements for variable annuity contracts. A variable annuity contract that does not meet these diversification requirements will not be treated as an annuity, unless:

 *    the failure to diversify was accidental;
 *    the failure is corrected; and
 *    a fine is paid to the Internal Revenue Service.

The amount of the fine will be the amount of tax that would have been paid by the contract owner if the income, for the period the contract was not diversified, had been received by the contract owner.

If the violation is not corrected, the contract owner will be considered the owner of the underlying securities and will be taxed on the earnings of his or her contract. Nationwide believes that the investments underlying this contract meet these diversification requirements.

Tax Changes

The foregoing tax information is based on Nationwide's understanding of federal tax laws. It is NOT intended as tax advice. All information is subject to change without notice. You should consult your tax and/or financial adviser for more information.

In 2001, the Economic Growth and Tax Relief Reconciliation Act (EGTRRA) was enacted. EGTRRA made numerous changes to the Internal Revenue Code, including the following:

 *    generally lowering federal income tax rates;
 * increasing the amounts that may be contributed to various retirement plans, such as IRAs, Tax Sheltered Annuities and Qualified Plans;
 * increasing the portability of various retirement plans by permitting IRAs, Tax Sheltered Annuities, Qualified Plans and certain governmental 457 plans to "roll" money from one plan to another;
 *    eliminating and/or reducing the highest federal estate tax rates;
 *    increasing the estate tax credit; and
 *    for persons dying after 2009, repealing the estate tax.

All of the changes resulting from EGTRRA are scheduled to "sunset," or become ineffective, after December 31, 2010 unless they are extended by additional legislation. If changes resulting from EGTRRA are not extended, beginning January 1, 2011, the Internal Revenue Code will be restored to its pre-EGTRRA form. This creates uncertainty as to future tax requirements and implications. Please consult a qualified tax or financial adviser for further information relating to EGTRRA and other tax issues.

Statements and Reports

Nationwide will mail to contract owners all statements and reports. Therefore, contract owners should promptly notify Nationwide of any address change.

These mailings will contain:

 *    statements showing the contract's quarterly activity;
 * confirmation statements showing transactions that affect the contract's value;
 * semi-annual reports as of June 30 containing financial statements for the variable account; and
 * annual reports as of December 31 containing financial statements for the variable account.

Contract owners should review statements and confirmations carefully. All errors or corrections must be reported to Nationwide immediately to assure proper crediting to the contract. Unless Nationwide is notified within 30 days of receipt of the statement, Nationwide will assume statements and confirmation statements are correct.

Legal Proceedings

Nationwide is a party to litigation and arbitration proceedings in the ordinary course of its business, none of which is expected to have a material adverse effect on Nationwide.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements.

On October 29, 1998, Nationwide was named in a lawsuit filed in Ohio state court related to the sale of deferred annuity products for use as investments in tax-deferred contributory retirement plans (Mercedes Castillo v. Nationwide Financial Services, Inc., Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company). On May 3, 1999, the complaint was amended to, among other things, add Marcus Shore as a second plaintiff. The amended complaint is brought as a class action on behalf of all persons who purchased individual deferred annuity contracts or participated in group annuity contracts sold by Nationwide and the other named Nationwide affiliates which were used to fund certain tax-deferred retirement plans. The amended complaint seeks unspecified compensatory and punitive damages. On June 11, 1999, Nationwide and the other named
defendants filed a motion to dismiss the amended complaint.   On March 8,
2000, the court denied the motion to dismiss the amended complaint filed by Nationwide and the other named defendants. On January 25, 2002, the plaintiffs filed a motion for leave to amend their complaint to add three new named plaintiffs. On February 9, 2002, the plaintiffs filed a motion for class certification. The class has not been certified. Nationwide intends to defend this lawsuit vigorously.

On August 15, 2001, Nationwide was named in a lawsuit filed in Connecticut federal court titled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. On September 5, 2001, the plaintiffs amended their complaint to include class action allegations. The plaintiffs seek to represent a class of plan trustees who purchased variable annuities to fund qualified ERISA retirement plans. The amended complaint alleges that the retirement plans purchased variable annuity contracts from Nationwide which invested in mutual funds that were offered by separate mutual fund companies; that Nationwide was a fiduciary under ERISA and that Nationwide breached its fiduciary duty when it accepted certain fees from the mutual fund companies that purportedly were never disclosed by Nationwide; and that Nationwide violated ERISA by replacing many of the mutual funds originally included in the plaintiffs' annuities with "inferior" funds because the new funds purportedly paid more in revenue sharing. The amended complaint seeks disgourgement of fees by Nationwide and other unspecified compensatory damages. On November 15, 2001, Nationwide filed a motion to dismiss the amended complaint, which has not been decided. On December 3, 2001, the plaintiffs filed a motion for class certification. On January 15, 2002, the plaintiffs filed a response to Nationwide's motion to dismiss the amended complaint. On February 22, 2002, Nationwide filed a reply in support of its motion to dismiss. The class has not been certified. Nationwide intends to defend this lawsuit vigorously.

There can be no assurance that any such litigation will not have a material adverse effect on Nationwide in the future.

Waddell & Reed, Inc. is a party to legal proceedings incident to its normal business operations. While there can be no assurances, none of the currently pending legal proceedings are anticipated to have a materially adverse effect on the ability of Waddell & Reed, Inc. to perform the services as distributor of the contracts. Among the legal proceedings to which Waddell & Reed, Inc. is a party relating to the distribution of variable annuities are the following:

On March 19, 2002, a jury found in favor of United Investors Life Insurance Company (UILIC) in a civil lawsuit filed by UILIC on May 4, 2000, in Alabama District Court against Waddell & Reed, Inc. and certain of its affiliated companies and assessed compensatory damages in the amount of $50 million dollars. The lawsuit primarily involved the enforceability of a letter agreement signed by UILIC and Waddell & Reed, Inc. in July of 1999 and claims by UILIC that Waddell & Reed,Inc. tortiously interfered with its business relations by recommending to certain of its customers that they exchangetheir UILIC variable annuities for variable annuities issued by Nationwide. Waddell & Reed, Inc. and the named affiliates are appealing the verdict.

UILIC has also filed a civil lawsuit against Waddell & Reed, Inc. and certain of its affiliated companies in the Superior Court of the State of California on October 10, 2001, alleging violation of California Business and Professions Code Section 17200, et seq. in connection with the sale of variable annuities. UILIC seeks injunctive and monetary relief for alleged improper sales practices in connection with recommendations to certain customers residing in California that they exchange their UILIC variable annuities for variable annuities issued by Nationwide. Waddell & Reed, Inc. and the named affiliates intend to vigorously defend this lawsuit.

Advertising

A "yield" and "effective yield" may be advertised for the W&R Target Funds, Inc. - Money Market Portfolio. "Yield" is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the W&R Target Funds, Inc. - Money Market Portfolio's units. Yield is an annualized figure, which means that it is assumed that the W&R Target Funds, Inc. - Money Market Portfolio generates the same level of net income over a 52-week period. The "effective yield" is calculated similarly but includes the effect of assumed compounding, calculated under rules prescribed by the SEC. The effective yield will be slightly higher than yield due to this compounding effect.

Nationwide may advertise the performance of a sub-account in relation to the performance of other variable annuity sub-accounts, investment options with similar or different objectives or the investment industry as a whole. Other investments to which the sub-accounts may be compared include, but are not limited to:

 *    precious metals;
 *    real estate;
 *    stocks and bonds;
 *    closed-end funds;
 *    bank money market deposit accounts and passbook savings;
 *    CDs; and
 *    the Consumer Price Index.

Market Indices

The sub-accounts will be compared to certain market indices, such as:

 *    S&P 500;
 *    Shearson/Lehman Intermediate Government/Corporate Bond Index;
 *    Shearson/Lehman Long-Term Government/Corporate Bond Index;
 *    Donoghue Money Fund Average;
 *    U.S. Treasury Note Index;
 *    Bank Rate Monitor National Index of 21/2 Year CD Rates; and
 *    Dow Jones Industrial Average.

Tracking & Rating Services; Publications

Nationwide's rankings and ratings are sometimes published by other services, such as:

 *    Lipper Analytical Services, Inc.;
 *    CDA/Wiesenberger;
 *    Morningstar;
 *    Donoghue's;
 *    magazines such as:
  _    Money;
  _    Forbes;
  _    Kiplinger's Personal Finance Magazine;
  _    Financial World;
  _    Consumer Reports;
  _    Business Week;
  _    Time;
  _    Newsweek;
  _    National Underwriter; and
  _    U.S. News and World Report;
 *    LIMRA;
 *    Value;
 *    Best's Agent Guide;
 *    Western Annuity Guide;
 *    Comparative Annuity Reports;
 *    Wall Street Journal;
 *    Barron's;
 *    Investor's Daily;
 *    Standard & Poor's Outlook; and
 *    Variable Annuity Research & Data Service (The VARDS Report).

These rating services and publications rank the investment options' performance against other funds. These rankings may or may not include the effects of sales charges or other fees.

Financial Rating Services

Nationwide is also ranked and rated by independent financial rating services, among which are Moody's, Standard & Poor's and A.M. Best Company. Nationwide may advertise these ratings. These ratings reflect Nationwide's financial strength or claims-paying ability. The ratings are not intended to reflect the investment experience or financial strength of the variable account.

Some Nationwide advertisements and endorsements may include lists of organizations, individuals or other parties that recommend Nationwide or the contract. Furthermore, Nationwide may occasionally advertise comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

Historical Performance of the Sub-Accounts

Nationwide will advertise historical performance of the sub-accounts. Nationwide may advertise the sub-accounts' standardized average annual total return ("standardized return") calculated in a manner prescribed by the SEC, and non-standardized total return ("non-standardized return").

Standardized return shows the percentage rate of return of a hypothetical initial investment of $1,000 for the most recent one, five and ten year periods (or for a period covering the time the investment option has been available in the variable account if it has not been available for one of the prescribed periods). This calculation reflects the 7 year CDSC schedule and variable account charges (1.50%). Standardized return does not reflect the deduction of state premium taxes, which may be imposed by certain states.

Non-standardized total return is calculated similarly to standardized return except non-standardized return assumes an initial investment of $35,000, variable account charges of 1.50% and no CDSC. An assumed initial investment of $35,000 is used because that amount more accurately reflects the average contract size.

Both methods of calculation reflect total return for the most recent one, five and ten year periods (or for a period covering the time the investment option has been in existence). For those investment options which have not been available for one of the prescribed periods, the non-standardized total return illustrations will show the investment performance the investment options would have achieved had they been available in the variable account for one of the periods. If the investment option has been available in the variable account for less than one year (or if the investment option has been effective for less than one year), standardized and non-standardized performance is not annualized.

The standardized average annual total return and non-standardized total eturn quotations are calculated using investment option expense data for the period ended December 31, 2001. However, Nationwide generally provides performance information more frequently. Information relating to performance of the sub-accounts is based on historical earnings and does not represent or guarantee future results.

         Table of Contents of Statement of Additional Information
                                                             Page
General Information and History                                 1
Services                                                        1
Purchase of Securities Being Offered                            2
Underwriters                                                    2
Calculations of Performance                                     2
Annuity Payments                                                3
Financial Statements                                            4

Appendix A: Objectives for Investment Options

The investment options listed below are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies. There is no guarantee that the investment objectives will be met.

W&R Target Funds, Inc.

The Fund is an open-end, diversified management company organized as a Maryland corporation on December 2, 1986. The Fund sells its shares only to the separate accounts of participating insurance companies to fund certain variable life insurance policies and variable annuity contracts. Waddell & Reed Investment Management Company is the Fund's investment adviser.

  Asset Strategy Portfolio
  Investment Objective: The Asset Strategy Portfolio seeks high total return over the long-term. It seeks to achieve its goal by allocating its assets among stocks, bonds and short-term instruments, both in the United States and abroad.

  Balanced Portfolio
  Investment Objective: The Balanced Portfolio seeks as a primary goal, current income, with a secondary goal of long-term appreciation of capital. It invests primarily in a mix of stocks, fixed-income securities and cash, depending on market conditions.

  Bond Portfolio
  Investment Objective: The Bond Portfolio seeks a reasonable return with emphasis on preservation of capital. It seeks to achieve its goal by investing primarily in domestic debt securities, usually of investment grade.

  Core Equity Portfolio
  Investment Objective: The Core Equity Portfolio seeks capital growth and income. It seeks to achieve its goals by investing primarily in common stocks of large U.S. and foreign companies that have the potential for capital appreciation, or are expected to resist market decline.

  Growth Portfolio
  Investment Objective: The Growth Portfolio seeks capital growth, with a secondary goal of current income. It seeks to achieve its goal by investing primarily in common stocks of U.S. and foreign companies.

  High Income Portfolio
  Investment Objective: The High Income Portfolio seeks as a primary goal, high current income with a secondary goal of capital growth. It seeks to achieve its goals by investing primarily in high-yield, high-risk, fixed-income securities of U.S. and foreign issuers, the risks of which are consistent with the Portfolio's goals.

  International Portfolio
  Investment Objective: The International Portfolio seeks as a primary goal, long-term appreciation of capital, with a secondary goal of current income. It seeks to achieve its goals by investing primarily in common stocks of foreign companies that may have the potential for long-term growth.

  Limited-Term Bond Portfolio
  Investment Objective: The Limited-Term Bond Portfolio seeks a high level of current income consistent with preservation of capital. It seeks to achieve its goal by investing primarily in investment-grade debt securities of U.S. issuers, including U.S. Government securities with an average portfolio maturity of 2 to 5 years.

  Money Market Portfolio
  Investment Objective: The Money Market Portfolio seeks current income consistent with stability of principal. It seeks to achieve it goal by investing in U.S. dollar-denominated high quality money market obligations and instruments.

  Science and Technology Portfolio
  Investment Objective: The Science and Technology Portfolio seeks long-term capital growth. It seeks to achieve its goals by concentrating its investments primarily in equity securities of U.S. and foreign science and technology companies.

  Small Cap Portfolio
  Investment Objective: The Small Cap Portfolio seeks capital growth. It seeks to achieve its goal by investing primarily in common stocks of companies that are relatively new or unseasoned, companies in their early stages of development, or smaller companies positioned in new or in emerging industries where the opportunity for rapid growth is above average.

  Value Portfolio
  Investment Objective: The Value Portfolio seeks long-term capital appreciation of capital by investing, during normal market conditions, primarily in the stocks of large U.S. and foreign companies that are undervalued relative to the true worth of the company.

Appendix B: Fixed Annuity Payments

The contracts described in this prospectus are combination fixed and variable immediate annuity contracts. This appendix discusses those interests under the contracts that relate to fixed annuity payments.

Interests in fixed annuity payments purchased under the contracts are supported by Nationwide's general account. In reliance on certain exemptions provided for under the Securities Act of 1933, such interests have not been registered with the SEC, and the following disclosures have not been reviewed by the SEC.

Fixed Annuity Payment Allocations under the Contract

Contract owners not allocating all of their single purchase payment to the variable account for the purchase of variable annuity payments may allocate their single purchase payment to Nationwide's general account for the purchase of fixed annuity payments. Alternatively, contract owners may allocate their single purchase payment to the general account and the variable account for the purchase of a combination of fixed and variable annuity payments.

Amounts originally allocated for the purchase of variable annuity payments may not be reallocated to the general account to purchase fixed annuity payments; similarly, amounts originally allocated for the purchase of fixed annuity payments may not be reallocated to the variable account to purchase variable annuity payments.

Determination of Fixed Annuity Payments

Fixed annuity payments are level, meaning that each payment received will be the same as long as no (non-annuity payment) withdrawals are taken as permitted under annuity income options with a term certain period. Fixed annuity payments may also be reduced under the terms of the income option elected. For example, under the joint and last survivor income option, annuity payments continuing to a survivor after the death of either the annuitant or joint annuitant may be reduced if the contract owner selected a continuation percentage of less than 100%. Other income options may provide for similar reductions in fixed annuity payments.


When the contract owner allocates all or part of the single purchase payment for the purchase of fixed annuity payments, the amount of such payments will be determined by Nationwide, based on the following factors:

 * the amount/portion of the purchase payment allocated for the purchase of fixed annuity payments;
 * the age and sex (based upon contract type and in compliance with applicable state law) of the annuitant (and joint annuitant, if any);
 *    the income option elected;
 *    the frequency of annuity payments (monthly, quarterly, etc.);
 *    the income start date;
 *    the deduction of applicable premium taxes; and
 *    the date the contract was issued.

These factors will allow Nationwide to determine the level of fixed annuity payments it is able to guarantee on the basis of its expense, mortality, and normal profit assumptions.

Fixed Annuity Payments and the Annuity Income Options

Fixed annuity payments may be purchased in conjunction with any of the income options available under the contract.

Commutation Value of Fixed Annuity Payments

Under certain circumstances, it may be necessary to "commute" the value of fixed annuity payments. The commutation value of fixed annuity payments is the value of future guaranteed fixed annuity payments that are converted mathematically into a lump sum. This is commonly referred to as a "present value" calculation. There are two basic purposes for which it may be necessary to calculate the commutation value of fixed annuity payments.

First, under income options with a term certain period, the contract owner has the right to make withdrawals from the contract that are in addition to regularly scheduled annuity payments (not available in all states). In order to know what can be withdrawn from allocations for fixed annuity payments, it is necessary to know the commutation value of fixed annuity payments at the time the withdrawal is taken. (It is important to understand that partial withdrawals of this nature will reduce on-going fixed annuity payments for the remainder of the term certain period, and a CDSC may apply as well - see the following section.)

Second, for those income options that provide a death benefit based on commutation values, the commutation value of remaining fixed annuity payments will equal the lump sum death benefit to which a beneficiary is entitled, insofar as fixed annuity payments are concerned.

The Adjusted Contract Rate

For purposes of calculating the commutation value of guaranteed fixed annuity payments, Nationwide calculates the present value of such payments, using the adjusted contract rate.

The adjusted contract rate is equal to the commutation value interest rate (which is a rate of interest established and identified in the contract specification pages which are provided to all contract owners upon the purchase of a contract), plus the interest rate adjustment.

The interest rate adjustment is equal to;

                          CMT(c) - CMT(i); where

CMT(c) = the 10-year Constant Maturity Treasury (CMT) rate in effect on the date the request for withdrawal is received (or on the date of a death benefit calculation); and

CMT(i) = the 10-year Constant Maturity Treasury (CMT) rate in effect on the date of issue of the contract.

The CMT rates are interest rate quotations for various maturity durations published by the Federal Reserve Board on a regular basis. These rates represent a readily available and consistently reliable interest rate benchmark in financial markets.

If the Federal Reserve Board halts publication of CMT rates, or if for any reason the CMT rates become unavailable, Nationwide will use appropriate rates based on Treasury bond yields.

Contingent Deferred Sales Charges (CDSC)

Under income options with a term certain, withdrawals in addition to regularly scheduled annuity payments may be taken. Nationwide may assess a CDSC if such withdrawals are taken.

The CDSC is calculated by multiplying the applicable CDSC percentage by the amount that is withdrawn. The applicable CDSC will not be applied to any amount in excess of the purchase payment.

CDSC may be assessed based on amounts withdrawn from variable annuity payment allocations as well as fixed annuity payment allocations.


      CDSC Percentages
  Number of          CDSC
  Completed       Percentage
  Years from
Date of Issue
      1               6%
      2               6%
      3               5%
      4               5%
      5               4%
      6               3%
      7               2%
  Thereafter          0%



Appendix C:  Illustration of Variable Annuity Income

The following charts demonstrate how the assumed investment return
(AIR) selected, and how different levels of investment performance, would affect variable annuity income over time. Variable income will increase from one income start date anniversary to the next if the annualized net rate of return during that time is greater than the AIR chosen. Variable income will decrease if the annualized net rate of return is less than the AIR. The first variable annuity payment will be lower if the contract owner selected a 3.5% AIR than if the contract owner selected a 5.0% AIR. However, subsequent variable annuity payments will increase more rapidly (or decrease more slowly) with a 3.5% AIR than with a 5.0% AIR.

Each of the three charts shows the variable annuity income amounts for a contract with a 3.5% AIR, a contract with a 5.0% AIR, and a contract with a 6.0% AIR. The 6.0% AIR may not be available in all states. (Check with your registered representative regarding availability.) The first chart is based on a 0% constant investment return before expenses, the second is based on a 6% return, and the third is based on a 12% return. These are hypothetical rates of return. Nationwide does not guarantee that the contract will earn these returns. The charts are for illustrative purposes only. They do not represent past or future investment returns.

A contract owner's variable annuity income will differ from the income shown if the actual returns of the investment options selected are different than those shown below. Since it is very likely that investment returns will fluctuate over time, the amount of variable annuity income actually received will also fluctuate. The total amount of variable annuity income actually received will depend on the cumulative investment returns of the investment options chosen, the contract owner's life span, and the income option chosen. The annuitant's age and sex will also affect the level of annuity payments.

The variable income amounts shown reflect the deduction of all fees and expenses. Actual investment option fees and expenses will vary from year to year and from investment option to investment option. Actual expenses may be higher or lower than the rate used in the illustrations. The illustrations assume that each investment option will incur expenses at an average annualized rate of 0.94% of the average daily net assets of the investment option. The insurance charges are calculated at an annualized rate of 1.5% of the average daily net assets of the variable account.
After taking these expenses and charges into consideration, the illustrated gross investment returns of 0%, 6%, and 12% are approximately equal to the net rates (which means after expenses have been deducted) of -2.43%, 3.43% and 9.28%, respectively.

                               Assumptions:
                         Annuitant:  Male, Age 70
                         Date of Birth:  09/01/32
                    Annuity Purchase Amount:  $100,000
          Income Option:  Single Life with a 10 Year Term Certain
                       Income Start Date:  09/01/02
                    Variable Annuity Percentage:  100%
                        Payment Frequency:  Monthly
                              [Graph omitted]


Note: For every policy year, only the
first monthly payment is shown.


Gross    0%     6%   12%      Male, age 70, Single Life
return                        with 10 year Term Certain
Fund   0.95%   0.95  0.95     Annuity purchase amount:
Fee             %     %       $100,000
M&E    1.50%   1.50  1.50     Monthly mode, no premium
charge          %     %       tax state
Net    -2.44%  3.42  9.27
return          %     %


Case I. 0%                    Case II. 6% Gross
Gross Return                  Return

Policy  3.5%    5%    6%      Polic  3.5%   5%    6%
 year   AIR    AIR   AIR        y    AIR    AIR   AIR
                              year
  1    639.00  722.  779.       1    639.  722.  779.
                00    00              00    00    00
  2    602.35  670.  717.       2    638.  711.  760.
                87    01              49    12    03
  3    567.81  623.  659.       3    637.  700.  741.
                36    94              99    41    51
  4    535.24  579.  607.       4    637.  689.  723.
                22    42              48    86    45
  5    504.55  538.  559.       5    636.  679.  705.
                20    08              98    46    83
  6    475.61  500.  514.       6    636.  669.  688.
                09    59              48    23    64
  7    448.34  464.  473.       7    635.  659.  671.
                67    64              97    14    86
  8    422.62  431.  435.       8    635.  649.  655.
                76    94              47    21    50
  9    398.39  401.  401.       9    634.  639.  639.
                19    25              97    43    53
  10   375.54  372.  369.      10    634.  629.  623.
                78    32              46    80    96
  11   354.00  346.  339.      11    633.  620.  608.
                38    93              96    31    76
  12   333.70  321.  312.      12    633.  610.  593.
                85    87              46    97    93
  13   314.56  299.  287.      13    632.  601.  579.
                06    98              96    76    46
  14   296.52  277.  265.      14    632.  592.  565.
                88    06              46    70    35
  15   279.52  258.  243.      15    631.  583.  551.
                20    96              96    77    58
  16   263.49  239.  224.      16    631.  574.  538.
                92    55              46    97    14
  17   248.37  222.  206.      17    630.  566.  525.
                93    68              96    31    04
  18   234.13  207.  190.      18    630.  557.  512.
                14    23              46    78    25
  19   220.70  192.  175.      19    629.  549.  499.
                47    09              96    37    77
  20   208.05  178.  161.      20    629.  541.  487.
                84    16              46    10    60
  21   196.11  166.  148.      21    628.  532.  475.
                17    33              96    95    72
  22   184.87  154.  136.      22    628.  524.  464.
                41    53              47    92    13
  23   174.26  143.  125.      23    627.  517.  452.
                47    66              97    01    83
  24   164.27  133.  115.      24    627.  509.  441.
                31    66              47    22    80
  25    154.85 123.  106.       25   626.   501.  431.
                87    46              98     55    04


 Case III. 12%
 Gross Return

 Polic  3.5%   5%    6%
   y     AIR  AIR   AIR
  year
   1    639.  722   779.
         00   .00    00
   2    674.  751   803.
         64   .37    05
   3    712.  781   827.
         26   .94    83
   4    751.  813   853.
         98   .76    39
   5    793.  846   879.
         92   .87    73
   6    838.  881   906.
         19   .32    88
   7    884.  917   934.
         93   .18    88
   8    934.  954   963.
         29   .49    73
   9    986.  993   993.
         39   .33    48
   10   1041  103   1024
         .40  3.7   .15
               4
   11   1099  107   1055
         .47  5.8   .76
               0
   12   1160  111   1088
         .79  9.5   .35
               7
   13   1225  116   1121
         .52  5.1   .95
               2
   14   1293  121   1156
         .87  2.5   .58
               2
   15   1366  126   1192
         .02  1.8   .28
               5
   16   1442  131   1229
         .20  3.1   .08
               9
   17   1522  136   1267
         .63  6.6   .02
               2
   18   1607  142   1306
         .55  2.2   .13
               2
   19   1697  148   1346
         .20  0.0   .45
               9
   20   1791  154   1388
         .84  0.3   .01
               0
   21   1891  160   1430
         .77  2.9   .85
               7
   22   1997  166   1475
         .27  8.1   .02
               9
   23   2108  173   1520
         .65  6.0   .55
               6
   24   2226  180   1567
         .25  6.6   .49
               9
   25   2350  188   1615
         .40  0.2   .87
               0


                    STATEMENT OF ADDITIONAL INFORMATION

                           September 13, 2002

 Individual Single Purchase Payment Immediate Variable and/or Fixed Income

                             Annuity Contracts

Issued by Nationwide Life Insurance Company through its Nationwide Variable

                                Account-12

This Statement of Additional Information is not a prospectus. It contains information in addition to and more detailed than set forth in the prospectus and should be read in conjunction with the prospectus dated September 13, 2002. The prospectus may be obtained from Nationwide Life Insurance Company by writing One Nationwide Plaza, RR1-04-F4, Columbus, Ohio 43215, or calling 1-866-221-1100, TDD 1-800-238-3035.

                             Table of Contents
                                                                   Page
General Information and History                                        1
Services                                                               1
Purchase of Securities Being Offered                                   2
Underwriters                                                           2
Calculations of Performance                                            2
Annuity Payments                                                       3
Financial Statements                                                   4

General Information and History

The Nationwide Variable Account-12 is a separate investment account of Nationwide Life Insurance Company ("Nationwide"). Nationwide is a member of the Nationwide group of companies. All of Nationwide's common stock is owned by Nationwide Financial Services, Inc. ("NFS"), a holding company. NFS has two classes of common stock outstanding with different voting rights enabling Nationwide Corporation (the holder of all of the outstanding Class B Common Stock) to control NFS. Nationwide Corporation is a holding company, as well. All of its common stock is held by Nationwide Mutual Insurance Company (95.24%) and Nationwide Mutual Fire Insurance Company (4.76%), the ultimate controlling persons of the Nationwide group of companies. The Nationwide group of companies is one of America's largest insurance and financial services family of companies, with combined assets of over $122 billion as of December 31, 2001.

Services

Nationwide, which has responsibility for administration of the contracts and the variable account, maintains records of the name, address, taxpayer identification number, and other pertinent information for each contract owner and the number and type of contract issued to each contract owner and records with respect to the contract/commutation value.

The custodian of the assets of the variable account is Nationwide. Nationwide will maintain a record of all purchases and redemptions of shares of the investment options. Nationwide, or affiliates of Nationwide, may have entered into agreements with either the investment adviser or distributor for the investment options. The agreements relate to administrative services furnished by Nationwide or an affiliate of Nationwide and provide for an annual fee based on the average aggregate net assets of the variable account (and other separate accounts of Nationwide or life insurance company subsidiaries of Nationwide) invested in particular investment options. These fees in no way affect the net asset value of the investment options or fees paid by the contract owner.

The financial statements of Nationwide Life Insurance Company and subsidiaries have been included herein in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP is located at 191 West Nationwide Blvd., Columbus, Ohio 43215.


Purchase of Securities Being Offered

The contracts will be sold by licensed insurance agents in the states where the contracts may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. ("NASD").

Underwriters

The contracts, which are offered continuously, are distributed by Waddell & Reed, Inc., 6300 Lamar Avenue, Overland Park, Kansas 66202. No underwriting commissions were paid by Nationwide to Waddell & Reed, Inc.

Calculations of Performance

Any current yield quotations of the W&R Target Funds, Inc. - Money Market Portfolio, subject to Rule 482 of the Securities Act of 1933, will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. The yield will be calculated by determining the net change, exclusive of capital changes, in the value of hypothetical pre-existing account having a balance of one annuity unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from contract owner accounts, and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return, and multiplying the base period return by (365/7) or (366/7) in a leap year. The W&R Target Funds, Inc. - Money Market Portfolio's effective yield is computed similarly, but includes the effect of assumed compounding on an annualized basis of the current unit value yield quotations of the W&R Target Funds, Inc. - Money Market Portfolio.

The W&R Target Funds, Inc. - Money Market Portfolio's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the fund's expenses. Although the W&R Target Funds, Inc. - Money Market Portfolio determines its yield on the basis of a seven day period, it may use a different time period on occasion. The yield quotes may reflect the expense limitation described "Investment Manager and Other Services" in the W&R Target Funds, Inc. - Money Market Portfolio's Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will remain in effect for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that a contract owner's investment in the W&R Target Funds, Inc. - Money Market Portfolio is not guaranteed or insured. Yield of other money market funds may not be comparable if a different base period or another method of calculation is used.

All performance advertising will include quotations of standardized average annual total return, calculated in accordance with a standard method prescribed by rules of the SEC. Standardized average annual total return is found by taking a hypothetical $1,000 investment in each of the sub-accounts' units on the first day of the period at the offering price, which is the annuity unit value per unit ("initial investment") and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result which is then expressed as a percentage, carried to at least the nearest hundredth of a percent. Standardized average annual total return reflects the 7-year CDSC schedule and the deduction of variable account charges of 1.50%, but does not reflect a deduction for premium taxes, which may be imposed by certain states. Non-standardized total return may also be advertised, and is calculated in a manner similar to standardized average annual total return except the non-standardized total return is based on a hypothetical initial investment of $35,000 and does not reflect CDSC. An assumed initial investment of $35,000 will be used because that figure more closely approximates the size of a typical contract than does the $1,000 figure used in calculating the standardized average annual total return quotations.

The standardized average annual total return and non-standardized average annual total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication. The standardized average annual return will be based on rolling calendar quarters and will cover periods of one, five, and ten years, or a period covering the time the investment option has been available in the variable account if the investment option has not been available for one of the prescribed periods. Non-standardized average annual total return will based on rolling calendar quarters and will cover periods of one, five and ten years, or a period covering the time the investment option has been in existence. If the investment option has been available in the variable account for less than one year (or if the underlying investment option has been effective for less than one year), standardized and non-standardized performance is not annualized.

Quotations of average annual total return and total return are based upon historical earnings and will fluctuate. Any quotation of performance is not a guarantee of future performance. Factors affecting a sub-account's performance include general market conditions, operating expenses and investment management. A contract owner's account when redeemed may be more or less than the original cost.

Annuity Payments

See "Frequency and Amount of Annuity Payments" located in the prospectus.

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Nationwide Life Insurance Company:

We have audited the consolidated balance sheets of Nationwide Life Insurance Company and subsidiaries (collectively the "Company"), a wholly owned subsidiary of Nationwide Financial Services, Inc., as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life Insurance Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2 to the consolidated financial statements, the Company changed its methods of accounting for derivative instruments and hedging activities, and for purchased or retained interests in securitized financial assets in 2001.



KPMG LLP


Columbus, Ohio
January 29, 2002

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                           Consolidated Balance Sheets

                     (in millions, except per share amounts)

                                                                                              December 31,
                                                                                     ------------------------------
                                                                                        2001                 2000
                                                                                     =========            =========
                                     ASSETS
Investments:
  Securities available-for-sale, at fair value:
    Fixed maturity securities (cost $17,961.6 in 2001; $15,245.8 in 2000)            $18,370.8            $15,443.0
    Equity securities (cost $83.0 in 2001; $103.5 in 2000)                                94.0                109.0
  Mortgage loans on real estate, net                                                   7,113.1              6,168.3
  Real estate, net                                                                       172.0                310.7
  Policy loans                                                                           591.1                562.6
  Other long-term investments                                                            125.0                101.8
  Short-term investments, including amounts managed by a related party                 1,011.3                442.6
                                                                                     ---------            ---------
                                                                                      27,477.3             23,138.0
                                                                                     ---------            ---------

Cash                                                                                      22.6                 18.4
Accrued investment income                                                                306.7                251.4
Deferred policy acquisition costs                                                      3,189.0              2,865.6
Other assets                                                                             646.0                396.7
Assets held in separate accounts                                                      59,513.0             65,897.2
                                                                                     ---------            ---------
                                                                                     $91,154.6            $92,567.3
                                                                                     =========            =========

                      LIABILITIES AND SHAREHOLDER'S EQUITY
Future policy benefits and claims                                                    $25,216.0            $22,183.6
Short-term debt                                                                          100.0                118.7
Long-term debt, payable to NFS                                                           300.0                   --
Other liabilities                                                                      2,307.9              1,164.9
Liabilities related to separate accounts                                              59,513.0             65,897.2
                                                                                     ---------            ---------
                                                                                      87,436.9             89,364.4
                                                                                     ---------            ---------

Commitments and contingencies (notes 10 and 15)

Shareholder's equity:
  Common stock, $1 par value.  Authorized 5.0 million shares;
    3.8 million shares issued and outstanding                                              3.8                  3.8
  Additional paid-in capital                                                             646.1                646.1
  Retained earnings                                                                    2,863.1              2,436.3
  Accumulated other comprehensive income                                                 204.7                116.7
                                                                                     ---------            ---------
                                                                                       3,717.7              3,202.9
                                                                                     ---------            ---------
                                                                                     $91,154.6            $92,567.3
                                                                                     =========            =========

See accompanying notes to consolidated financial statements, including note 13 which describes related party transactions.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                        Consolidated Statements of Income

                                  (in millions)

                                                                                             Years ended December 31,
                                                                                    ------------------------------------------
                                                                                     2001             2000             1999
                                                                                    ========         ========         ========
Revenues:
  Policy charges                                                                    $1,017.3         $1,091.4         $  895.5
  Life insurance premiums                                                              251.1            240.0            220.8
  Net investment income                                                              1,725.0          1,654.9          1,520.8
  Net realized (losses) gains on investments, hedging instruments and hedged items:
      Unrelated parties                                                                (62.7)           (19.4)           (11.6)
      Related party                                                                     44.4               --               --
  Other                                                                                 14.1             17.0             66.1
                                                                                    --------         --------         --------
                                                                                     2,989.2          2,983.9          2,691.6
                                                                                    --------         --------         --------

Benefits and expenses:
  Interest credited to policyholder account balances                                 1,238.7          1,182.4          1,096.3
  Other benefits and claims                                                            280.3            241.6            210.4
  Policyholder dividends on participating policies                                      41.7             44.5             42.4
  Amortization of deferred policy acquisition costs                                    347.9            352.1            272.6
  Interest expense on debt                                                               6.2              1.3               --
  Other operating expenses                                                             444.1            479.0            463.4
                                                                                    --------         --------         --------
                                                                                     2,358.9          2,300.9          2,085.1
                                                                                    --------         --------         --------

    Income before federal income tax expense and cumulative effect of
     adoption of accounting principles                                                 630.3            683.0            606.5
Federal income tax expense                                                             161.4            207.7            201.4
                                                                                    --------         --------         --------
    Income before cumulative effect of adoption of accounting principles               468.9            475.3            405.1
Cumulative effect of adoption of accounting principles, net of tax                      (7.1)              --               --
                                                                                    --------         --------         --------
    Net income                                                                      $  461.8         $  475.3         $  405.1
                                                                                    ========         ========         ========

See accompanying notes to consolidated financial statements, including note 13 which describes related party transactions.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                 Consolidated Statements of Shareholder's Equity

                  Years ended December 31, 2001, 2000 and 1999
                                  (in millions)

                                                                                           Accumulated
                                                            Additional                        other            Total
                                                Common        paid-in       Retained       comprehensive   shareholder's
                                                stock         capital       earnings       income (loss)       equity
                                               ========     ==========      ========       =============   =============
Balance as of December 31, 1998                     3.8         914.7        1,579.0            275.6        2,773.1

Comprehensive income:
    Net income                                       --            --          405.1               --          405.1
    Net unrealized losses on securities
      available-for-sale arising during
      the year, net of tax                           --            --             --           (315.0)        (315.0)
                                                                                                            --------
  Total comprehensive income                                                                                    90.1
                                                                                                            --------
Capital contribution                                 --          26.4           87.9             23.5          137.8
Return of capital to shareholder                     --        (175.0)            --               --         (175.0)
Dividends to shareholder                             --            --          (61.0)              --          (61.0)
                                               --------      --------       --------         --------       --------
Balance as of December 31, 1999                     3.8         766.1        2,011.0            (15.9)       2,765.0
                                               ========      ========       ========         ========       ========

Comprehensive income:
    Net income                                       --            --          475.3               --          475.3
    Net unrealized gains on securities
      available-for-sale arising during
      the year, net of tax                           --            --             --            132.6          132.6
                                                                                                            --------
  Total comprehensive income                                                                                   607.9
                                                                                                            --------
Return of capital to shareholder                     --        (120.0)            --               --         (120.0)
Dividends to shareholder                             --            --          (50.0)              --          (50.0)
                                               --------      --------       --------         --------       --------
Balance as of December 31, 2000                $    3.8      $  646.1       $2,436.3         $  116.7       $3,202.9
                                               ========      ========       ========         ========       ========

Comprehensive income:
    Net income                                       --            --          461.8               --          461.8
    Net unrealized gains on securities
      available-for-sale arising during
      the year, net of tax                           --            --             --             98.2           98.2
    Cumulative effect of adoption of
      accounting principles, net of tax              --            --             --             (1.4)          (1.4)
    Accumulated net losses on cash flow
      hedges, net of tax                             --            --             --             (8.8)          (8.8)
                                                                                                            --------
  Total comprehensive income                                                                                   549.8
                                                                                                            --------
Dividends to shareholder                             --            --          (35.0)              --          (35.0)
                                               --------      --------       --------         --------       --------
Balance as of December 31, 2001                $    3.8      $  646.1       $2,863.1         $  204.7       $3,717.7
                                               ========      ========       ========         ========       ========

See accompanying notes to consolidated financial statements, including note 13 which describes related party transactions.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                      Consolidated Statements of Cash Flows

                                  (in millions)

                                                                                               Years ended December 31,
                                                                                      ------------------------------------------
                                                                                        2001             2000             1999
                                                                                      ========         ========         ========
Cash flows from operating activities:
  Net income                                                                          $  461.8         $  475.3         $  405.1
  Adjustments to reconcile net income to net cash provided by operating activities:
      Interest credited to policyholder account balances                               1,238.7          1,182.4          1,096.3
      Capitalization of deferred policy acquisition costs                               (743.0)          (778.9)          (637.0)
      Amortization of deferred policy acquisition costs                                  347.9            352.1            272.6
      Amortization and depreciation                                                      (31.5)           (12.7)             2.4
      Realized losses (gains) on investments, hedging instruments and hedged items:
          Unrelated parties                                                               62.7             19.4             11.6
          Related parties                                                                (44.4)              --               --
     Cumulative effect of adoption of accounting principles                               10.9               --               --
      Increase in accrued investment income                                              (55.3)           (12.8)            (7.9)
     (Increase) decrease in other assets                                                (272.5)           (92.0)           122.9
      Increase (decrease) in policy liabilities                                           33.0             (0.3)           (20.9)
      Increase in other liabilities                                                      304.0            229.3            149.7
      Other, net                                                                           8.3             22.3             (8.6)
                                                                                      --------         --------         --------
        Net cash provided by operating activities                                      1,320.6          1,384.1          1,386.2
                                                                                      --------         --------         --------
Cash flows from investing activities:
  Proceeds from maturity of securities available-for-sale                              3,933.9          2,988.7          2,307.9
  Proceeds from sale of securities available-for-sale                                    497.8            602.0            513.1
  Proceeds from repayments of mortgage loans on real estate                            1,204.4            911.7            696.7
  Proceeds from sale of real estate                                                       29.1             18.7              5.7
  Proceeds from sale of limited partnership to related party                             158.9               --               --
  Proceeds from repayments of policy loans and sale of other invested assets              68.9             79.3             40.9
  Cost of securities available-for-sale acquired                                      (7,123.6)        (3,475.5)        (3,724.9)
  Cost of mortgage loans on real estate acquired                                      (2,123.1)        (1,318.0)          (971.4)
  Cost of real estate acquired                                                            (0.4)            (7.1)           (14.2)
  Short-term investments, net                                                           (568.7)           (26.6)           (27.5)
  Collateral received - securities lending, net                                          791.6               --               --
  Other, net                                                                            (192.2)          (182.3)          (110.9)
                                                                                      --------         --------         --------
        Net cash used in investing activities                                         (3,323.4)          (409.1)        (1,284.6)
                                                                                      --------         --------         --------
Cash flows from financing activities:
  Net proceeds from issuance of long-term debt to NFS                                    300.0               --               --
  Capital returned to shareholder                                                           --           (120.0)          (175.0)
  Net change in short-term debt                                                          (18.7)           118.7               --
  Cash dividends paid                                                                    (35.0)          (100.0)           (13.5)
  Increase in investment and universal life insurance product account balances         5,976.7          4,517.0          3,799.4
  Decrease in investment and universal life insurance product account balances        (4,216.0)        (5,377.1)        (3,711.1)
                                                                                      --------         --------         --------
        Net cash provided by (used in) financing activities                            2,007.0           (961.4)          (100.2)
                                                                                      --------         --------         --------
Net increase in cash                                                                       4.2             13.6              1.4

Cash, beginning of year                                                                   18.4              4.8              3.4
                                                                                      --------         --------         --------
Cash, end of year                                                                     $   22.6         $   18.4         $    4.8
                                                                                      ========         ========         ========

See accompanying notes to consolidated financial statements, including note 13 which describes related party transactions.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                   Notes to Consolidated Financial Statements

                        December 31, 2001, 2000 and 1999

(1)   Organization and Description of Business

      Nationwide Life Insurance Company (NLIC, or collectively with its subsidiaries, the Company) is a leading provider of long-term savings and retirement products in the United States of America and is a wholly owned subsidiary of Nationwide Financial Services, Inc. (NFS). The Company develops and sells a diverse range of products including individual annuities, private and public sector pension plans and other investment products sold to institutions and life insurance. NLIC sells its products through a diverse network of distribution channels, including independent broker/dealers, brokerage firms, financial institutions, pension plan administrators, life insurance specialists, Nationwide Retirement Solutions and Nationwide agents.

      Wholly owned subsidiaries of NLIC include Nationwide Life and Annuity Insurance Company (NLAIC), Nationwide Securities, Inc., and Nationwide Investment Services Corporation.

(2)   Summary of Significant Accounting Policies

      The significant accounting policies followed by the Company that materially affect financial reporting are summarized below. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) which differ from statutory accounting practices. The statutory financial statements of NLIC and NLAIC are presented on the basis of accounting practices prescribed or permitted by the Ohio Department of Insurance (the Department). The State of Ohio has adopted the National Association of Insurance Commissioners (NAIC) statutory accounting practices (NAIC SAP) as the basis of its statutory accounting practices. NLIC and NLAIC have no statutory accounting practices that differ from NAIC SAP. See also note 12.

      In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

      The most significant estimates include those used in determining deferred policy acquisition costs for investment products and universal life insurance products, valuation allowances for mortgage loans on real estate, impairment losses on other investments and federal income taxes. Although some variability is inherent in these estimates, management believes the amounts provided are appropriate.

      (a)   Consolidation Policy

            The consolidated financial statements include the accounts of NLIC and companies in which NLIC directly or indirectly has a controlling interest. All significant intercompany balances and transactions have been eliminated.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      (b)   Valuation of Investments, Investment Income and Related Gains and
            Losses

            The Company is required to classify its fixed maturity securities and equity securities as either held-to-maturity, available-for-sale or trading. The Company classifies fixed maturity and equity securities as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of adjustments to deferred policy acquisition costs and deferred federal income tax, reported as a separate component of accumulated other comprehensive income (AOCI) in shareholders' equity. The adjustment to deferred policy acquisition costs represents the change in amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had such unrealized amounts been realized. Management regularly reviews its fixed maturity and equity securities portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments. A number of criteria are considered during this process including, but not limited to, the current fair value as compared to amortized cost or cost, as appropriate, of the security, the length of time the security's fair value has been below amortized cost/cost, and by how much, and specific credit issues related to the issuer. Impairment losses result in a reduction of the cost basis of the underlying investment.

            For mortgage-backed securities, the Company recognizes income using a constant effective yield method based on prepayment assumptions and the estimated economic life of the securities. When estimated prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments, and any resulting adjustment is included in net investment income. All other investment income is recorded on the accrual basis.

            Mortgage loans on real estate are carried at the unpaid principal balance less valuation allowances. The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. Mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When the Company determines that a loan is impaired, a provision for loss is established equal to the difference between the carrying value and the estimated value of the mortgage loan. Estimated value is based on the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral, if the loan is collateral dependent. Loans in foreclosure and loans considered impaired are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate is included in net investment income in the period received.

            The valuation allowance account for mortgage loans on real estate is maintained at a level believed adequate by the Company to absorb estimated probable credit losses. The Company's periodic evaluation of the adequacy of the allowance for losses is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors.

            Real estate is carried at cost less accumulated depreciation. Real estate designated as held for disposal is carried at the lower of the carrying value at the time of such designation or fair value less cost to sell. Other long-term investments are carried on the equity method of accounting. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

            Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Changes in valuation allowances and impairment losses for other-than-temporary declines in fair values are included in realized gains and losses on investments, hedging instruments and hedged items.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      (c)   Derivative Instruments

            Derivatives are carried at fair value. On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), or a foreign currency fair value or cash flow hedge (foreign currency hedge) or a non-hedge transaction. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for entering into various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow or foreign currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used for hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

            The Company enters into interest rate swaps, cross-currency swaps or Eurodollar Futures to hedge the fair value of existing fixed rate assets and liabilities. In addition, the Company uses short treasury future positions to hedge the fair value of bond and mortgage loan commitments. Typically, the Company is hedging the risk of changes in fair value attributable to changes in benchmark interest rates. Derivative instruments classified as fair value hedges are carried at fair value, with changes in fair value recorded in realized gains and losses on investments, hedging instruments and hedged items. Changes in the fair value of the hedged item, attributable to the risk being hedged, are also recorded in realized gains and losses on investments, hedging instruments and hedged items. The adjustment of the carrying amount of hedged assets using Eurodollar Futures and firm commitments using Treasury Futures are accounted for in the same manner as other components of the carrying amount of that asset. The adjustment of the carrying amount is amortized to investment income over the life of the asset.

            The Company may enter into receive fixed/pay variable interest rate swaps to hedge existing floating rate assets or to hedge cash flows from the anticipated purchase of investments. These derivative instruments are classified as cash flow hedges and are carried at fair value, with the offset recorded in AOCI to the extent the hedging relationship is effective. The ineffective portion of the hedging relationship is recorded in realized gains and losses on investments, hedging instruments and hedged items. Gains and losses on cash flow derivative instruments are reclassified out of AOCI and recognized in earnings over the same period(s) that the hedged item affects earnings.

            Amounts receivable or payable under interest rate and foreign currency swaps are recognized as an adjustment to net investment income or interest credited to policyholder account balances consistent with the nature of the hedged item.

            From time to time, the Company may enter into a derivative transaction that will not qualify for hedge accounting. These include basis swaps (receive one variable rate, pay another variable rate) to hedge variable rate assets or foreign-denominated liabilities. These instruments are carried at fair value, with changes in fair value recorded in realized gains and losses on investments, hedging instruments and hedged items.

            The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires, or is sold, terminated or exercised, the derivative is dedesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

            When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the Company continues to carry the derivative on the consolidated balance sheet at its fair value, and no longer adjusts the hedged item for changes in fair value. The adjustment of the carrying amount of the hedged item is accounted for in the same manner as other components of the carrying amount of that item. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the consolidated balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the consolidated balance sheet and recognizes any gain or loss in net realized gains and losses on investments, hedging instruments and hedged items. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the consolidated balance sheet at fair value and gains and losses that were accumulated in AOCI are recognized immediately in realized gains and losses on investments, hedging instruments and hedged items. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the consolidated balance sheet, and recognizes any changes in fair value in net realized gains and losses on investments, hedging instruments and hedged items.

            Prior to the adoption of SFAS 133, defined in note 2 (k), provided they met specific criteria, interest rate and foreign currency swaps and futures were considered hedges and accounted for under the accrual and deferral method, respectively. Amounts receivable or payable under interest rate and foreign currency swaps were recognized as an adjustment to net investment income or interest credited to policyholder account balances consistent with the nature of the hedged item. Changes in the fair value of interest rate swaps were not recognized on the consolidated balance sheet, except for interest rate swaps designated as hedges of fixed maturity securities available-for-sale, for which changes in fair values were reported in AOCI. Gains and losses on foreign currency swaps were recorded in earnings based on the related spot foreign exchange rate at the end of the reporting period. Gains and losses on these contracts offset those recorded as a result of translating the hedged foreign currency denominated liabilities and investments to U.S. dollars.

      (d)   Revenues and Benefits

            Investment Products and Universal Life Insurance Products:
            Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, corporate-owned life insurance and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance, policy administration and surrender charges that have been earned and assessed against policy account balances during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts and universal life contracts is determined based on the nature of such fees. Asset fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract in accordance with contractual terms. Policy benefits and claims that are charged to expense include interest credited to policy account balances and benefits and claims incurred in the period in excess of related policy account balances.

            Traditional Life Insurance Products: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      (e)   Deferred Policy Acquisition Costs

            The costs of acquiring new business, principally commissions, certain expenses of the policy issue and underwriting department and certain variable sales expenses that relate to and vary with the production of new or renewal business have been deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issuance and loss recognition testing at the end of each accounting period.

            For investment products and universal life insurance products, deferred policy acquisition costs are being amortized with interest over the lives of the policies in relation to the present value of estimated future gross profits from projected interest margins, asset fees, cost of insurance, policy administration and surrender charges. For years in which gross profits are negative, deferred policy acquisition costs are amortized based on the present value of gross revenues. The Company regularly reviews the estimated future gross profits and revises such estimates when appropriate. The cumulative change in amortization as a result of changes in estimates to reflect current best estimates is recorded as a charge or credit to amortization expense. The most significant assumptions that are involved in the estimation of future gross profits include future market performance and surrender/lapse rates. In the event actual expense differs significantly from assumptions or assumptions are significantly revised, the Company may be required to record a significant charge or credit to amortization expense. Deferred policy acquisition costs are adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale as described in note 2(b).

            For traditional life insurance products, these deferred policy acquisition costs are predominantly being amortized with interest over the premium paying period of the related policies in proportion to the ratio of actual annual premium revenue to the anticipated total premium revenue. Such anticipated premium revenue was estimated using the same assumptions as were used for computing liabilities for future policy benefits.

      (f)   Separate Accounts

            Separate account assets and liabilities represent contractholders' funds which have been segregated into accounts with specific investment objectives. Separate account assets are recorded at market value except for separate account contracts with guaranteed investment returns. For all but $1.39 billion and $1.12 billion of separate account assets as of December 31, 2001 and 2000, respectively, the investment income and gains or losses of these accounts accrue directly to the contractholders. The activity of the separate accounts is not reflected in the consolidated statements of income and cash flows except for the fees the Company receives. Such fees are assessed on a daily or monthly basis and recognized as revenue when assessed and earned.

      (g)   Future Policy Benefits

            Future policy benefits for investment products in the accumulation phase, universal life insurance and variable universal life insurance policies have been calculated based on participants' contributions plus interest credited less applicable contract charges.

            Future policy benefits for traditional life insurance policies have been calculated by the net level premium method using interest rates varying from 6.0% to 10.5% and estimates of mortality, morbidity, investment yields and withdrawals which were used or which were being experienced at the time the policies were issued.

      (h)   Participating Business

            Participating business represented approximately 17% in 2001 (21% in 2000 and 29% in 1999) of the Company's life insurance in force, 63% in 2001 (66% in 2000 and 69% in 1999) of the number of life insurance policies in force, and 9% in 2001 (8% in 2000 and 13% in 1999) of life insurance statutory premiums. The provision for policyholder dividends was based on then current dividend scales and has been included in "Future policy benefits and claims" in the accompanying consolidated balance sheets.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      (i)   Federal Income Tax

            The Company files a consolidated federal income tax return with Nationwide Mutual Insurance Company (NMIC), the ultimate majority shareholder of NFS. The members of the consolidated tax return group have a tax sharing arrangement which provides, in effect, for each member to bear essentially the same federal income tax liability as if separate tax returns were filed.

            The Company provides for federal income taxes based on amounts the Company believes it will ultimately owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain expenses and the realization of certain tax credits. In the event the ultimate deductibility of certain expenses or the realization of certain tax credits differ from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the consolidated financial statements.

            The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

      (j)   Reinsurance Ceded

            Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported on a gross basis.

      (k)   Recently Issued Accounting Pronouncements

            In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS
            133). SFAS 133, as amended by SFAS 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, and SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, was adopted by the Company effective January 1, 2001. Upon adoption, the provisions of SFAS 133 were applied prospectively.

            SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value.

            As of January 1, 2001, the Company had $755.4 million notional amount of freestanding derivatives with a market value of ($7.0) million. All other derivatives qualified for hedge accounting under SFAS 133. The adoption of SFAS 133 resulted in the Company recording a net transition adjustment loss of $4.8 million (net of related income tax of $2.6 million) in net income. In addition, a net transition adjustment loss of $3.6 million (net of related income tax of $2.0 million) was recorded in AOCI at January 1, 2001. The adoption of SFAS 133 resulted in the Company derecognizing $17.0 million of deferred assets related to hedges, recognizing $10.9 million of additional derivative instrument liabilities and $1.3 million of additional firm commitment assets, while also decreasing hedged future policy benefits by $3.0 million and increasing the carrying amount of hedged investments by $10.6 million. Further, the adoption of SFAS 133 resulted in the Company reporting total derivative instrument assets and liabilities of $44.8 million and $107.1 million, respectively, as of January 1, 2001.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

            The adoption of SFAS 133 may increase the volatility of reported earnings and other comprehensive income. The amount of volatility will vary with the level of derivative and hedging activities and fluctuations in market interest rates and foreign currency exchange rates during any period.

            In November 1999, the Emerging Issues Task Force (EITF) issued EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets (EITF 99-20). The Company adopted EITF 99-20 on April 1, 2001. EITF 99-20 establishes the method of recognizing interest income and impairment on asset-backed investment securities. EITF 99-20 requires the Company to update the estimate of cash flows over the life of certain retained beneficial interests in securitization transactions and purchased beneficial interests in securitized financial assets. Pursuant to EITF 99-20, based on current information and events, if the Company estimates that the fair value of its beneficial interests is not greater than or equal to its carrying value and if there has been a decrease in the estimated cash flows since the last revised estimate, considering both timing and amount, then an other-than-temporary impairment should be recognized. The cumulative effect, net of tax, upon adoption of EITF 99-20 on April 1, 2001 decreased net income by $2.3 million with a corresponding increase to AOCI.

            In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141) and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142).

            SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and the use of the pooling-of-interests method has been eliminated.

            SFAS 142 applies to all acquired intangible assets whether acquired singularly, as part of a group, or in a business combination. SFAS 142 supersedes APB Opinion No. 17, Intangible Assets, and will carry forward provisions in Opinion 17 related to internally developed intangible assets. SFAS 142 changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach. The amortization of goodwill from past business combinations ceased upon adoption of this statement, which was January 1, 2002 for the Company. Companies are required to evaluate all existing goodwill and intangible assets with indefinite lives for impairment within six months of adoption. Any transitional impairment losses will be recognized in the first interim period in the year of adoption and will be recognized as the cumulative effect of a change in accounting principle.

            The Company does not expect any material impact of adopting SFAS 141 and SFAS 142 on the results of operations and financial position.

            In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 is effective for fiscal years beginning after December 15, 2001 (January 1, 2002 for the Company) and will carry forward many of the provisions of SFAS 121 and Opinion 30 for recognition and measurement of the impairment of long-lived assets to be held and used, and measurement of long-lived assets to be disposed of by sale. Under SFAS 144, if a long-lived asset is part of a group that includes other assets and liabilities, then the provisions of SFAS 144 apply to the entire group. In addition, SFAS 144 does not apply to goodwill and other intangible assets that are not amortized. Management does not expect the adoption of SFAS 144 to have a material impact on the results of operations or financial position of the Company.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

            In 2001, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 01-5, Amendments to Specific AICPA Pronouncements for Changes Related to the NAIC Codification (SOP 01-5). In doing so, AICPA SOP 94-5, Disclosures of Certain Matters in the Financial Statements of Insurance Enterprises, was amended to reflect the results of the completion of the NAIC codification of statutory accounting practices for certain insurance enterprises (Codification). The adoption of SOP 01-5 did not have an impact on the results of operations or financial position of the Company.

      (l)   Reclassification

            Certain items in the 2000 and 1999 consolidated financial statements and related footnotes have been reclassified to conform to the 2001 presentation.

(3)   Investments

      The amortized cost, gross unrealized gains and losses and estimated fair value of securities available-for-sale as of December 31, 2001 and 2000 were:

                                                                                        Gross         Gross
                                                                     Amortized        unrealized    unrealized       Estimated
      (in millions)                                                    cost             gains         losses        fair value
                                                                     =========        ==========    ==========      ==========
      December 31, 2001
          Fixed maturity securities:
          U.S. Treasury securities and obligations of U.S.
            Government corporations and agencies                     $   263.2        $    23.1     $     0.5        $   285.8
          Obligations of states and political subdivisions                 7.6              0.3            --              7.9
          Debt securities issued by foreign governments                   41.8              2.6            --             44.4
          Corporate securities                                        11,769.8            470.6         176.5         12,063.9
          Mortgage-backed securities - U.S. Government backed          2,012.3             67.8           3.7          2,076.4
          Asset-backed securities                                      3,866.9             76.7          51.2          3,892.4
                                                                     ---------        ---------     ---------        ---------
              Total fixed maturity securities                         17,961.6            641.1         231.9         18,370.8
        Equity securities                                                 83.0             11.0            --             94.0
                                                                     ---------        ---------     ---------        ---------
                                                                     $18,044.6        $   652.1     $   231.9        $18,464.8
                                                                     =========        =========     =========        =========

      December 31, 2000
          Fixed maturity securities:
          U.S. Treasury securities and obligations of U.S.
            Government corporations and agencies                     $   277.5        $    33.4     $     0.1        $   310.8
          Obligations of states and political subdivisions                 8.6              0.2            --              8.8
          Debt securities issued by foreign governments                   94.1              1.5           0.1             95.5
          Corporate securities                                         9,758.3            235.0         135.1          9,858.2
          Mortgage-backed securities - U.S. Government backed          2,719.1             46.1           3.8          2,761.4
          Asset-backed securities                                      2,388.2             36.3          16.2          2,408.3
                                                                     ---------        ---------     ---------        ---------
              Total fixed maturity securities                         15,245.8            352.5         155.3         15,443.0
        Equity securities                                                103.5              9.5           4.0            109.0
                                                                     ---------        ---------     ---------        ---------
                                                                     $15,349.3        $   362.0     $   159.3        $15,552.0
                                                                     =========        =========     =========        =========

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      The amortized cost and estimated fair value of fixed maturity securities available-for-sale as of December 31, 2001, by expected maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                            Amortized              Estimated
      (in millions)                                                                           cost                 fair value
                                                                                            =========              ==========
      Fixed maturity securities available for sale:
         Due in one year or less                                                            $ 1,125.4               $ 1,141.7
         Due after one year through five years                                                5,154.4                 5,295.6
         Due after five years through ten years                                               4,073.6                 4,188.8
         Due after ten years                                                                  1,729.0                 1,775.9
                                                                                            ---------               ---------
                                                                                             12,082.4                12,402.0
          Mortgage-backed securities - U.S. Government backed                                 2,012.3                 2,076.4
          Asset-backed securities                                                             3,866.9                 3,892.4
                                                                                            ---------               ---------
                                                                                            $17,961.6               $18,370.8
                                                                                            =========               =========

      The components of unrealized gains on securities available-for-sale, net, were as follows as of December 31:

      (in millions)                                                                           2001                    2000
                                                                                            =========               =========
      Gross unrealized gains                                                                $   420.2               $   202.7
      Adjustment to deferred policy acquisition costs                                           (94.9)                  (23.2)
      Deferred federal income tax                                                              (113.9)                  (62.8)
                                                                                            ---------               ---------
                                                                                            $   211.4               $   116.7
                                                                                            =========               =========

      An analysis of the change in gross unrealized gains (losses) on securities available-for-sale for the years ended December 31:

           (in millions)                                                   2001                  2000                   1999
                                                                          ======                ======                =======
      Securities available-for-sale:
        Fixed maturity securities                                         $212.0                $280.5                $(607.1)
        Equity securities                                                    5.5                  (2.5)                  (8.8)
                                                                          ------                ------                -------
                                                                          $217.5                $278.0                $(615.9)
                                                                          ======                ======                =======

      Proceeds from the sale of securities available-for-sale during 2001, 2000 and 1999 were $497.8 million, $602.0 million and $513.1 million, respectively. During 2001, gross gains of $31.3 million ($12.1 million and $10.4 million in 2000 and 1999, respectively) and gross losses of $10.1 million ($15.1 million and $35.5 million in 2000 and 1999, respectively) were realized on those sales.

      The Company had $25.2 million and $13.0 million of real estate investments as of December 31, 2001 and 2000, respectively, that were non-income producing the preceding twelve months.

      Real estate is presented at cost less accumulated depreciation of $22.0 million as of December 31, 2001 ($25.7 million as of December 31, 2000). The carrying value of real estate held for disposal totaled $33.4 million and $8.5 million as of December 31, 2001 and 2000, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      The recorded investment of mortgage loans on real estate considered to be impaired was $29.9 million as of December 31, 2001 ($9.8 million as of December 31, 2000), which includes $5.3 million ($5.3 million as of December 31, 2000) of impaired mortgage loans on real estate for which the related valuation allowance was $1.0 million ($1.6 million as of December 31, 2000) and $24.6 million ($4.5 million as of December 31, 2000) of impaired mortgage loans on real estate for which there was no valuation allowance. Impaired mortgage loans with no valuation allowance are a result of collateral dependent loans where the fair value of the collateral is greater than the recorded investment of the loan. During 2001, the average recorded investment in impaired mortgage loans on real estate was $7.9 million ($7.7 million in 2000) and interest income recognized on those loans totaled $0.4 million in 2001 ($0.4 million in 2000) which is equal to interest income recognized using a cash-basis method of income recognition.

      Activity in the valuation allowance account for mortgage loans on real estate for the years ended December 31 was as follows:

      (in millions)                                                              2001               2000               1999
                                                                               ========           ========           ========
      Allowance, beginning of year                                             $   45.3           $   44.4           $   42.4
        Additions (reductions) charged (credited) to operations                    (1.2)               4.1                0.7
        Direct write-downs charged against the allowance                           (1.2)              (3.2)                --
        Allowance on acquired mortgage loans                                         --                 --                1.3
                                                                               --------           --------           --------
           Allowance, end of year                                              $   42.9           $   45.3           $   44.4
                                                                               ========           ========           ========

      An analysis of investment income (loss) by investment type follows for the years ended December 31:

      (in millions)                                                              2001              2000               1999
                                                                               ========           ========           ========
      Gross investment income:
        Securities available-for-sale:
          Fixed maturity securities                                            $1,181.1           $1,095.5           $1,031.3
          Equity securities                                                         1.8                2.6                2.5
        Mortgage loans on real estate                                             527.9              494.5              460.4
        Real estate                                                                33.1               32.2               28.8
        Short-term investments                                                     28.3               27.0               18.6
        Derivatives                                                               (19.7)               3.9               (1.0)
        Other                                                                      20.9               49.3               27.5
                                                                               --------           --------           --------
            Total investment income                                             1,773.4            1,705.0            1,568.1
      Less investment expenses                                                     48.4               50.1               47.3
                                                                               --------           --------           --------
            Net investment income                                              $1,725.0           $1,654.9           $1,520.8
                                                                               ========           ========           ========

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      An analysis of net realized (losses) gains on investments, hedging instruments and hedged items, by investment type follows for the years ended December 31:

      (in millions)                                                                       2001           2000           1999
                                                                                         ======         ======         ======
      Unrelated parties:
         Realized gains (losses) on sale of securities available-for-sale:
            Fixed maturity securities                                                    $ 20.8         $ (7.7)        $(32.5)
            Equity securities                                                               0.4            4.7            7.4
         Other-than-temporary impairments of securities available-for-sale:
            Fixed maturity securities                                                     (66.1)         (10.5)           7.5
            Equity securities                                                             (13.8)            --             --
         Real estate                                                                        1.9           (0.5)           0.9
         Mortgage loans on real estate(1)                                                   0.6           (4.2)          (0.6)
         Derivatives                                                                         --           (2.7)          (1.6)
         Other                                                                             (6.5)           1.5            7.3
                                                                                         ------         ------         ------
                                                                                          (62.7)         (19.4)         (11.6)
      Related party - gain on sale of limited partnership                                  44.4             --             --
                                                                                         ------         ------         ------
      Net realized losses on investments, hedging instruments and
          hedged items                                                                   $(18.3)        $(19.4)        $(11.6)
                                                                                         ======         ======         ======

----------
      (1) The 2001 amount is comprised of $9.9 million of net realized gains on the sale of mortgage loans on real estate, including those related to a securitization transaction, and $9.3 million of realized losses on derivatives hedging the sale of mortgage loans on real estate.

      Fixed maturity securities with an amortized cost of $6.6 million as of December 31, 2001 and $6.5 million as of December 31, 2000 were on deposit with various regulatory agencies as required by law. In addition, fixed maturity securities with an amortized cost of $6.3 million as of December 31, 2000 were placed in escrow under a contractual obligation and none as of December 31, 2001.

      As of December 31, 2001 the Company had pledged fixed maturity securities with a fair value of $112.3 million as collateral to various derivative counterparties.

      As of December 31, 2001 the Company held collateral of $18.0 million on derivative transactions. This amount is included in short-term investments with a corresponding liability recorded in other liabilities.

      As of December 31, 2001, the Company had loaned securities with a fair value of $775.5 million. As of December 31, 2001 the Company held collateral of $791.6 million. This amount is included in short-term investments with a corresponding liability recorded in other liabilities.

(4)   Short-term Debt

      NLIC has established a $300 million commercial paper program under which, borrowings are unsecured and are issued for terms of 364 days or less. As of December 31, 2001 and 2000 the Company had $100.0 million and $118.7 million, respectively, of commercial paper outstanding at an average effective rate of 1.90% and 6.53%, respectively. See also note 14.

(5)   Long-term Debt, payable to NFS

      On December 19, 2001 the Company sold a 7.50%, $300.0 million surplus note to NFS, maturing on December 17, 2031. The fair value of the surplus note as of December 31, 2001 was $300.0 million. Principal and interest payments are subject to prior approval by the superintendent of insurance of the State of Ohio. The Company is scheduled to pay interest semi-annually on June 17 and December 17 of each year commencing June 17, 2002.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

(6)   Derivative Financial Instruments

      QUALITATIVE DISCLOSURE

      Interest Rate Risk Management

      The Company is exposed to changes in the fair value of fixed rate investments (commercial mortgage loans and corporate bonds) due to changes in interest rates. To manage this risk, the Company enters into various types of derivative instruments to minimize fluctuations in fair values resulting from changes in interest rates. The Company principally uses interest rate swaps and short Eurodollar futures to manage this risk.

      Under interest rate swaps, the Company receives variable interest rate payments and makes fixed rate payments, thereby creating floating rate investments.

      Short Eurodollar futures change the fixed rate cash flow exposure to variable rate cash flows. With short Eurodollar futures, if interest rates rise (fall), the gains (losses) on the futures adjust the fixed rate income on the investments, thereby creating floating rate investments.

      As a result of entering into commercial mortgage loan and private placement commitments, the Company is exposed to changes in the fair value of the commitment due to changes in interest rates during the commitment period. To manage this risk, the Company enters into short Treasury futures.

      With short Treasury futures, if interest rates rise (fall), the gains (losses) on the futures will offset the change in fair value of the commitment.

      Floating rate investments (commercial mortgage loans and corporate bonds) expose the Company to fluctuations in cash flow and investment income due to changes in interest rates. To manage this risk, the Company enters into receive fixed, pay variable over-the-counter interest rate swaps or long Eurodollar futures strips to convert the variable rate investments to a fixed rate.

      In using interest rate swaps, the Company receives fixed interest rate payments and makes variable rate payments; thereby creating fixed rate assets.

      The long Eurodollar futures change the variable rate cash flow exposure to fixed rate cash flows. With long Eurodollar futures, if interest rates rise (fall), the losses (gains) on the futures are used to reduce the variable rate income on the investments, thereby creating fixed rate investments.

      Foreign Currency Risk Management

      In conjunction with the Company's medium-term note program, from time to time, the Company issues both fixed and variable rate liabilities denominated in foreign currencies. As a result, the Company is exposed to changes in fair value of the liabilities due to changes in foreign currency exchange rates and interest rates. To manage these risks, the Company enters into cross-currency interest rate swaps to convert these liabilities to a variable U.S. dollar rate.

      For a fixed rate liability, the cross-currency interest rate swap is structured to receive a fixed rate, in the foreign currency, and pay a variable U.S. dollar rate, generally 3-month libor. For a variable rate foreign liability, the cross-currency interest rate swap is structured to receive a variable rate, in the foreign currency, and pay a variable U.S. dollar rate, generally 3-month libor.

      The Company is exposed to changes in fair value of fixed rate investments denominated in a foreign currency due to changes in foreign currency exchange rates and interest rates. To manage this risk, the Company uses cross-currency interest rate swaps to convert these assets to variable U.S. dollar rate instruments.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      Cross-currency interest rate swaps on assets are structured to pay a fixed rate, in the foreign currency, and receive a variable U.S. dollar rate, generally 3-month libor.

      Non-Hedging Derivatives

      From time-to-time, the Company enters into over-the-counter basis swaps (receive one variable rate, pay another variable rate) to change the rate characteristics of a specific investment to better match the variable rate paid on a liability. While the pay-side terms of the basis swap will line up with the terms of the asset, the Company is not able to match the receive-side terms of the derivative to a specific liability; therefore, basis swaps do not receive hedge accounting treatment.

      QUANTITATIVE DISCLOSURE

      Fair Value Hedges

      During the year ended December 31, 2001, gains of $2.1 million were recognized in net realized losses on investments, hedging instruments and hedged items. This represents the ineffective portion of the fair value hedging relationships. There were no gains or losses attributable to the portion of the derivative instruments' change in fair value excluded from the assessment of hedge effectiveness. There were also no gains or losses recognized in earnings as a result of hedged firm commitments no longer qualifying as fair value hedges.

      Cash Flow Hedges

      For the year ended December 31, 2001, the ineffective portion of cash flow hedges was immaterial. There were no gains or losses attributable to the portion of the derivative instruments' change in fair value excluded from the assessment of hedge effectiveness.

      The Company anticipates reclassifying less than $0.1 million in losses out of AOCI over the next 12-month period.

      As of December 31, 2001, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with forecasted transactions is twelve months. The Company did not discontinue any cash flow hedges because the original forecasted transaction was no longer probable.

      Other Derivative Instruments, Including Embedded Derivatives

      Net realized gains and losses on investments, hedging instruments and hedged items for the year ended December 31, 2001 include a loss of $1.6 million related to other derivative instruments, including embedded derivatives. For the year ended December 31, 2001 a $27.7 million loss was recorded in net realized losses on investments, hedging instruments and hedged items reflecting the change in fair value of cross-currency interest rate swaps hedging variable rate medium-term notes denominated in foreign currencies. An offsetting gain of $26.3 million was recorded in net realized losses on investments, hedging instruments and hedged items to reflect the change in spot rates of these foreign currency denominated obligations during the year ended December 31, 2001.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      The notional amount of derivative financial instruments outstanding as of December 31, 2001 and 2000 were as follows:

       (in millions )                                                                              2001                  2000
                                                                                                 ========             ========
       Interest rate swaps
         Pay fixed/receive variable rate swaps hedging investments                               $1,952.3             $  934.8
         Pay variable/receive fixed rate swaps hedging investments                                  698.4                 98.8
         Pay variable/receive variable rate swaps hedging investments                               197.8                184.0
         Other contracts hedging investments                                                        523.0                 20.4

      Cross currency interest rate swaps
          Hedging foreign currency denominated investments                                           56.1                 30.5
          Hedging foreign currency denominated liabilities                                        2,500.4              1,512.2

      Interest rate futures contracts                                                             6,019.4              5,659.8
                                                                                                 --------             --------

(7)   Federal Income Tax

      The tax effects of temporary differences that give rise to significant components of the net deferred tax liability as of December 31, 2001 and 2000 were as follows:

      (in millions)                                                                             2001                     2000
                                                                                              ========                 ========
      Deferred tax assets:
        Equity securities                                                                     $    6.5                 $     --
        Future policy benefits                                                                     8.2                     34.7
        Liabilities in separate accounts                                                         482.5                    462.7
        Mortgage loans on real estate and real estate                                              7.5                     18.8
        Derivatives                                                                               93.0                       --
        Other assets and other liabilities                                                        81.8                     40.3
                                                                                              --------                 --------
          Total gross deferred tax assets                                                        679.5                    556.5
        Less valuation allowance                                                                  (7.0)                    (7.0)
                                                                                              --------                 --------
          Net deferred tax assets                                                                672.5                    549.5
                                                                                              --------                 --------

      Deferred tax liabilities:
        Deferred policy acquisition costs                                                        861.3                    783.7
        Derivatives                                                                               91.5                       --
        Fixed maturity securities                                                                173.0                     98.8
        Deferred tax on realized investment gains                                                 26.1                     29.0
        Equity securities and other long-term investments                                         31.7                      6.4
        Other                                                                                     68.8                     38.1
                                                                                              --------                 --------
          Total gross deferred tax liabilities                                                 1,252.4                    956.0
                                                                                              --------                 --------
          Net deferred tax liability                                                          $  579.9                 $  406.5
                                                                                              ========                 ========

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Future taxable amounts or recovery of federal income tax paid within the statutory carryback period can offset nearly all future deductible amounts. The valuation allowance was unchanged for the years ended December 31, 2001, 2000 and 1999.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      The Company's current federal income tax liability was $186.2 million and $108.9 million as of December 31, 2001 and 2000, respectively.

      Federal income tax expense attributable to income before cumulative effect of adoption of accounting principles for the years ended December 31 was as follows:

      (in millions)                                                      2001                    2000                    1999
                                                                        ======                  ======                  ======
      Currently payable                                                 $ 32.5                  $ 78.0                  $ 53.6
      Deferred tax expense                                               128.9                   129.7                   147.8
                                                                        ------                  ------                  ------
                                                                        $161.4                  $207.7                  $201.4
                                                                        ======                  ======                  ======

      Total federal income tax expense for the years ended December 31, 2001, 2000 and 1999 differs from the amount computed by applying the U.S. federal income tax rate to income before federal income tax expense and cumulative effect of adoption of accounting principles as follows:

                                                                  2001                     2000                    1999
                                                            -------------------     -------------------     -------------------
      (in millions)                                         Amount          %       Amount          %       Amount          %
                                                            ======       ======     ======       ======     ======       ======
      Computed (expected) tax expense                       $220.6         35.0     $239.1         35.0     $212.3         35.0
      Tax exempt interest and dividends
        received deduction                                   (48.8)        (7.7)     (24.7)        (3.6)      (7.3)        (1.2)
      Income tax credits                                     (11.5)        (1.8)      (8.0)        (1.2)      (4.3)        (0.7)
      Other, net                                               1.1          0.1        1.3          0.2        0.7          0.1
                                                            ------       ------     ------       ------     ------       ------
          Total (effective rate of each year)               $161.4         25.6     $207.7         30.4     $201.4         33.2
                                                            ======       ======     ======       ======     ======       ======

      Total federal income tax (refunded) paid was $(45.4) million, $74.6 million and $29.8 million during the years ended December 31, 2001, 2000 and 1999, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

(8)   Comprehensive Income (Loss)

      Comprehensive income (loss) includes net income as well as certain items that are reported directly within separate components of shareholder's equity that bypass net income. Other comprehensive income (loss) is comprised of unrealized gains (losses) on securities available-for-sale and accumulated net losses on cash flow hedges. The related before and after federal income tax amounts for the years ended December 31, 2001, 2000 and 1999 were as follows:

      (in millions)                                                                       2001           2000          1999
                                                                                         ======         ======        =======
      Unrealized gains (losses) on securities available-for-sale arising during the period:
         Gross                                                                           $164.0         $264.5        $(665.3)
         Adjustment to deferred policy acquisition costs                                  (71.7)         (74.0)         167.5
         Related federal income tax (expense) benefit                                     (32.3)         (66.7)         171.4
                                                                                         ------         ------        -------
            Net                                                                            60.0          123.8         (326.4)
                                                                                         ------         ------        -------

      Reclassification adjustment for net losses on securities
         available-for-sale realized during the period:
         Gross                                                                             58.7           13.5           17.6
         Related federal income tax benefit                                               (20.5)          (4.7)          (6.2)
                                                                                         ------         ------        -------
            Net                                                                            38.2            8.8           11.4
                                                                                         ------         ------        -------

      Other comprehensive income (loss) on securities
         available-for-sale                                                                98.2          132.6         (315.0)
                                                                                         ------         ------        -------

      Accumulated net loss on cash flow hedges:
         Gross                                                                            (13.5)            --             --
         Related federal income tax benefit                                                 4.7             --             --
                                                                                         ------         ------        -------
           Other comprehensive loss on cash flow hedges                                    (8.8)            --             --
                                                                                         ------         ------        -------

      Accumulated net loss on transition adjustments:
            Transition adjustment - SFAS 133                                               (5.6)            --             --
            Transition adjustment - EITF 99-20                                              3.5             --             --
            Related federal income tax benefit                                              0.7             --             --
                                                                                         ------         ------        -------
              Other comprehensive loss on transition adjustments                           (1.4)            --             --
                                                                                         ------         ------        -------
      Total other comprehensive income (loss)                                            $ 88.0         $132.6        $(315.0)
                                                                                         ======         ======        =======

      Reclassification adjustments for net realized gains and losses on the ineffective portion of cash flow hedges were immaterial during 2001 and, therefore, are not reflected in the table above.

(9)   Fair Value of Financial Instruments

      The following disclosures summarize the carrying amount and estimated fair value of the Company's financial instruments. Certain assets and liabilities are specifically excluded from the disclosure requirements of financial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      The fair value of a financial instrument is defined as the amount at which the financial instrument could be exchanged in a current transaction between willing parties. In cases where quoted market prices are not available, fair value is to be based on estimates using present value or other valuation techniques. Many of the Company's assets and liabilities subject to the disclosure requirements are not actively traded, requiring fair values to be estimated by management using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments.

      Although insurance contracts, other than policies such as annuities that are classified as investment contracts, are specifically exempted from the disclosure requirements, estimated fair value of policy reserves on life insurance contracts is provided to make the fair value disclosures more meaningful.

      The tax ramifications of the related unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

      In estimating its fair value disclosures, the Company used the following methods and assumptions:

            Fixed maturity and equity securities: The fair value for fixed maturity securities is based on quoted market prices, where available. For fixed maturity securities not actively traded, fair value is estimated using values obtained from independent pricing services or, in the case of private placements, is estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices. The carrying amount and fair value for fixed maturity and equity securities exclude the fair value of derivatives contracts designated as hedges of fixed maturity and equity securities.

            Mortgage loans on real estate, net: The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Fair value for impaired mortgage loans is the estimated fair value of the underlying collateral.

            Policy loans, short-term investments and cash: The carrying amount reported in the consolidated balance sheets for these instruments approximates their fair value.

            Separate account assets and liabilities: The fair value of assets held in separate accounts is based on quoted market prices. The fair value of liabilities related to separate accounts is the amount payable on demand, which is net of certain surrender charges.

            Investment contracts: The fair value for the Company's liabilities under investment type contracts is based on one of two methods. For investment contracts without defined maturities, fair value is the amount payable on demand. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

            Policy reserves on life insurance contracts: Included are disclosures for individual and corporate-owned life insurance, universal life insurance and supplementary contracts with life contingencies for which the estimated fair value is the amount payable on demand. Also included are disclosures for the Company's limited payment policies, which the Company has used discounted cash flow analyses similar to those used for investment contracts with known maturities to estimate fair value.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

            Collateral received - securities lending and derivatives: The carrying amount reported in the consolidated balance sheets for these instruments approximates their fair value.

            Short-term debt: The carrying amount reported in the consolidated balance sheets for these instruments approximates their fair value.

            Long-term debt, payable to NFS: The fair value for long-term debt is based on quoted market prices.

            Commitments to extend credit: Commitments to extend credit have nominal fair value because of the short-term nature of such commitments. See note 10.

            Futures contracts: The fair value for futures contracts is based on quoted market prices.

            Interest rate and foreign currency swaps: The fair value for interest rate and foreign currency swaps are calculated with pricing models using current rate assumptions.

      Carrying amount and estimated fair value of financial instruments subject to disclosure requirements and policy reserves on life insurance contracts were as follows as of December 31:

                                                                           2001                              2000
                                                                ---------------------------        ----------------------------
                                                                 Carrying        Estimated           Carrying        Estimated
           (in millions)                                          amount         fair value           amount         fair value
                                                                ==========       ==========         ==========       ==========
           Assets:
             Investments:
               Securities available-for-sale:
                 Fixed maturity securities                      $ 18,370.8       $ 18,370.8         $ 15,451.3       $ 15,451.3
                 Equity securities                                    94.0             94.0              109.0            109.0
               Mortgage loans on real estate, net                  7,113.1          7,293.3            6,168.3          6,327.8
               Policy loans                                          591.1            591.1              562.6            562.6
               Short-term investments                              1,011.3          1,011.3              442.6            442.6
             Cash                                                     22.6             22.6               18.4             18.4
             Assets held in separate accounts                     59,513.0         59,513.0           65,897.2         65,897.2

           Liabilities:
             Investment contracts                                (19,549.5)       (18,421.0)         (16,815.3)       (15,979.8)
             Policy reserves on life insurance contracts          (5,666.5)        (5,524.4)          (5,368.4)        (5,128.5)
             Collateral received - securities lending and
                 derivatives                                        (809.6)          (809.6)                --               --
             Short-term debt                                        (100.0)          (100.0)            (118.7)          (118.7)
             Long-term debt, payable to NFS                         (300.0)          (300.0)                --               --
             Liabilities related to separate accounts            (59,513.0)       (58,387.3)         (65,897.2)       (64,237.6)

           Derivative financial instruments:
             Interest rate swaps hedging assets                       (5.6)            (5.6)              (8.3)            (8.3)
             Cross currency interest rate swaps                      (66.0)           (66.0)             (24.3)           (24.3)
             Futures contracts                                       (33.0)           (33.0)             (16.0)           (16.0)
                                                                ----------       ----------         ----------       ----------

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

(10)  Risk Disclosures

      The following is a description of the most significant risks facing life insurers and how the Company mitigates those risks:

      Credit Risk: The risk that issuers of securities owned by the Company or mortgagors on mortgage loans on real estate owned by the Company will default or that other parties, including reinsurers, which owe the Company money, will not pay. The Company minimizes this risk by adhering to a conservative investment strategy, by maintaining reinsurance and credit and collection policies and by providing for any amounts deemed uncollectible.

      Interest Rate Risk: The risk that interest rates will change and cause a decrease in the value of an insurer's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive or may cause disintermediation. The Company mitigates this risk by charging fees for non-conformance with certain policy provisions, by offering products that transfer this risk to the purchaser and/or by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer could potentially have to borrow funds or sell assets prior to maturity and potentially recognize a gain or loss.

      Legal/Regulatory Risk: The risk that changes in the legal or regulatory environment in which an insurer operates will result in increased competition, reduced demand for a company's products, or create additional expenses not anticipated by the insurer in pricing its products. The Company mitigates this risk by offering a wide range of products and by operating throughout the U. S., thus reducing its exposure to any single product or jurisdiction and also by employing underwriting practices which identify and minimize the adverse impact of this risk.

      Financial Instruments with Off-Balance-Sheet Risk: The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business through management of its investment portfolio. These financial instruments include commitments to extend credit in the form of loans and derivative financial instruments. These instruments involve, to varying degrees, elements of credit risk in excess of amounts recognized on the consolidated balance sheets.

      Commitments to fund fixed rate mortgage loans on real estate are agreements to lend to a borrower and are subject to conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a deposit. Commitments extended by the Company are based on management's case-by-case credit evaluation of the borrower and the borrower's loan collateral. The underlying mortgage property represents the collateral if the commitment is funded. The Company's policy for new mortgage loans on real estate is to generally lend no more than 80% of collateral value. Should the commitment be funded, the Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amounts of these commitments less the net realizable value of the collateral. The contractual amounts also represent the cash requirements for all unfunded commitments. Commitments on mortgage loans on real estate of $344.0 million extending into 2002 were outstanding as of December 31, 2001. The Company also had $81.5 million of commitments to purchase fixed maturity securities outstanding as of December 31, 2001.

      Notional amounts of derivative financial instruments, primarily interest rate swaps, interest rate futures contracts and foreign currency swaps, significantly exceed the credit risk associated with these instruments and represent contractual balances on which calculations of amounts to be exchanged are based. Credit exposure is limited to the sum of the aggregate fair value of positions that have become favorable to NLIC, including accrued interest receivable due from counterparties. Potential credit losses are minimized through careful evaluation of counterparty credit standing, selection of counterparties from a limited group of high quality institutions, collateral agreements and other contract provisions. As of December 31, 2001, NLIC's credit risk from these derivative financial instruments was $1.5 million net of $18.0 million of cash colleteral.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      Equity Market Risk: Asset fees calculated as a percentage of the separate account assets are a significant source of revenue to the Company. As of December 31, 2001, 82% of separate account assets were invested in equity mutual funds. Gains and losses in the equity markets will result in corresponding increases and decreases in the Company's separate account assets and the reported asset fee revenue. In addition, a decrease in separate account assets may decrease the Company's expectations of future profit margins, which may require the Company to accelerate the amortization of deferred policy acquisition costs.

      Significant Concentrations of Credit Risk: The Company grants mainly commercial mortgage loans on real estate to customers throughout the U. S. The Company has a diversified portfolio with no more than 20% (22% in 2000) in any geographic area and no more than 2% (1% in 2000) with any one borrower as of December 31, 2001. As of December 31, 2001, 34% (36% in
      2000) of the carrying value of the Company's commercial mortgage loan portfolio financed retail properties.

      Significant Business Concentrations: As of December 31, 2001, the Company did not have a material concentration of financial instruments in a single investee, industry or geographic location. Also, the Company did not have a concentration of business transactions with a particular customer, lender or distribution source, a market or geographic area in which business is conducted that makes it vulnerable to an event which could cause a severe impact to the Company's financial position.

      Reinsurance: The Company has entered into reinsurance contracts to cede a portion of its general account individual annuity business. Total recoveries due from these contracts were $161.2 million and $143.1 million as of December 31, 2001 and 2000, respectively. The contracts are immaterial to the Company's results of operations. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. Under the terms of the contracts, trusts have been established as collateral for the recoveries. The trust assets are invested in investment grade securities, the fair value of which must at all times be greater than or equal to 100% or 102% of the reinsured reserves, as outlined in the underlying contract.

      Collateral - Derivatives: The Company enters into agreements with various counterparties to execute over-the-counter derivative transactions. The Company's policy is to include a Credit Support Annex with each agreement to protect the Company for any exposure above the approved credit threshold. This also protects the counterparty against exposure to the Company. The Company generally posts securities as collateral and receives cash as collateral from counterparties. The Company maintains ownership of the securities at all times and is entitled to receive from the borrower any payments for interest or dividends received during the loan term.

      Collateral - Securities Lending: The Company, through its agent, lends certain portfolio holdings and in turn receives cash collateral. The cash collateral is invested in high-quality short-term investments. The Company's policy requires a minimum of 102% of the fair value of the securities loaned be maintained as collateral. Net returns on the investments, after payment of a rebate to the borrower, are shared between the Company and its agent. Both the borrower and the Company can request or return the loaned securities at any time. The Company maintains ownership of the securities at all times and is entitled to receive from the borrower any payments for interest or dividends received during the loan term.

(11) Pension Plan, Postretirement Benefits Other than Pensions and Retirement Savings Plan

      The Company is a participant, together with other affiliated companies, in a pension plan covering all employees who have completed at least one year of service and who have met certain age requirements. Plan contributions are invested in a group annuity contract of NLIC. Benefits are based upon the highest average annual salary of a specified number of consecutive years of the last ten years of service. The Company funds pension costs accrued for direct employees plus an allocation of pension costs accrued for employees of affiliates whose work efforts benefit the Company.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      Pension costs (benefits) charged to operations by the Company during the years ended December 31, 2001, 2000 and 1999 were $5.0 million, $1.9 million and $(8.3) million, respectively. The Company has recorded a prepaid pension asset of $9.4 million and $13.6 million as of December 31, 2001 and 2000, respectively.

      In addition to the defined benefit pension plan, the Company, together with other affiliated companies, participates in life and health care defined benefit plans for qualifying retirees. Postretirement life and health care benefits are contributory and generally available to full time employees who have attained age 55 and have accumulated 15 years of service with the Company after reaching age 40. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company's portion of the per-participant cost of the postretirement health care benefits. These caps can increase annually, but not more than three percent. The Company's policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in group annuity contracts of NLIC.

      The Company elected to immediately recognize its estimated accumulated postretirement benefit obligation (APBO), however, certain affiliated companies elected to amortize their initial transition obligation over periods ranging from 10 to 20 years.

      The Company's accrued postretirement benefit expense as of December 31, 2001 and 2000 was $53.8 million and $51.0 million, respectively and the net periodic postretirement benefit cost (NPPBC) for 2001, 2000 and 1999 was $2.9 million, $3.8 million and $4.9 million, respectively.

      Information regarding the funded status of the pension plan as a whole and the postretirement life and health care benefit plan as a whole as of December 31, 2001 and 2000 follows:

                                                                           Pension Benefits             Postretirement Benefits
                                                                      -------------------------         -----------------------
      (in millions)                                                     2001             2000             2001            2000
                                                                      ========         ========         ========       ========
      Change in benefit obligation
      Benefit obligation at beginning of year                         $1,981.7         $1,811.4         $  276.4       $  239.8
      Service cost                                                        89.3             81.4             12.6           12.2
      Interest cost                                                      129.1            125.3             21.4           18.7
      Participant contributions                                             --               --              3.3            2.9
      Plan amendment                                                      27.7               --              0.2             --
      Actuarial (gain) loss                                               (5.8)            34.8             20.2           16.1
      Benefits paid                                                      (89.8)           (71.2)           (20.1)         (13.3)
                                                                      --------         --------         --------       --------
      Benefit obligation at end of year                                2,132.2          1,981.7            314.0          276.4
                                                                      ========         ========         ========       ========

      Change in plan assets
      Fair value of plan assets at beginning of year                   2,337.1          2,247.6            119.4           91.3
      Actual return (loss) on plan assets                                (46.6)           140.9             (0.2)          12.2
      Employer contribution                                                 --               --             17.3           26.3
      Participant contributions                                             --               --              3.3            2.9
      Plan curtailment                                                      --             19.8               --             --
      Benefits paid                                                      (89.8)           (71.2)           (20.1)         (13.3)
                                                                      --------         --------         --------       --------
      Fair value of plan assets at end of year                         2,200.7          2,337.1            119.7          119.4
                                                                      --------         --------         --------       --------

      Funded status                                                       68.5            355.4           (194.3)        (157.0)
      Unrecognized prior service cost                                     49.5             25.0              0.2             --
      Unrecognized net gains                                             (79.3)          (311.7)            (4.0)         (34.1)
      Unrecognized net (asset) obligation at transition                   (5.1)            (6.4)             0.8            1.0
                                                                      --------         --------         --------       --------
      Prepaid (accrued) benefit cost                                  $   33.6         $   62.3         $ (197.3)      $ (190.1)
                                                                      ========         ========         ========       ========

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      Assumptions used in calculating the funded status of the pension plan and postretirement life and health care benefit plan were as follows:

                                                                         Pension Benefits             Postretirement Benefits
                                                                      -----------------------        ------------------------
                                                                       2001             2000            2001            2000
                                                                      =======================        ========================
      Weighted average discount rate                                    6.50%           6.75%           7.25%            7.50%
      Rate of increase in future compensation levels                    4.75%           5.00%             --               --
      Assumed health care cost trend rate:
            Initial rate                                                  --              --           11.00%           11.00%
            Ultimate rate                                                 --              --            5.50%            5.50%
            Declining period                                              --              --           4 Years          4 Years
                                                                       -----           -----           -----            -----

      The components of net periodic pension cost for the pension plan as a whole for the years ended December 31, 2001, 2000 and 1999 were as follows:

      (in millions)                                                               2001               2000               1999
      =======================================================================================================================
      Service cost (benefits earned during the period)                           $ 89.3             $ 81.4             $ 80.0
      Interest cost on projected benefit obligation                               129.1              125.3              109.9
      Expected return on plan assets                                             (183.8)            (184.5)            (160.3)
      Recognized gains                                                             (7.8)             (11.8)              (9.1)
      Amortization of prior service cost                                            3.2                3.2                3.2
      Amortization of unrecognized transition asset                                (1.3)              (1.3)              (1.4)
                                                                                 ------             ------             ------
                                                                                 $ 28.7             $ 12.3             $ 22.3
                                                                                 ======             ======             ======

      Effective December 31, 1998, Wausau Service Corporation (WSC) ended its affiliation with Nationwide and employees of WSC ended participation in the pension plan resulting in a curtailment gain of $67.1 million. During 1999, the pension plan transferred assets to settle its obligation related to WSC employees, resulting in a gain of $32.9 million. The spin-off of liabilities and assets was completed in the year 2000, resulting in an adjustment to the curtailment gain of $19.8 million.

      Assumptions used in calculating the net periodic pension cost for the pension plan were as follows:

                                                                                    2001             2000            1999
                                                                                    ====             ====            ====
      Weighted average discount rate                                                6.75%            7.00%           6.08%
      Rate of increase in future compensation levels                                5.00%            5.25%           4.33%
      Expected long-term rate of return on plan assets                              8.00%            8.25%           7.33%
                                                                                    ----             ----            ----

      The components of NPPBC for the postretirement benefit plan as a whole for the years ended December 31, 2001, 2000 and 1999 were as follows:

      (in millions)                                                                       2001           2000           1999
                                                                                          =====          =====          =====
      Service cost (benefits attributed to employee service during the year)              $12.6          $12.2          $14.2
      Interest cost on accumulated postretirement benefit obligation                       21.4           18.7           17.6
      Expected return on plan assets                                                       (9.6)          (7.9)          (4.8)
      Amortization of unrecognized transition obligation of affiliates                      0.6            0.6            0.6
      Net amortization and deferral                                                        (0.4)          (1.3)          (0.5)
                                                                                          -----          -----          -----
                                                                                          $24.6          $22.3          $27.1
                                                                                          =====          =====          =====

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      Actuarial assumptions used for the measurement of the NPPBC for the postretirement benefit plan for 2001, 2000 and 1999 were as follows:

                                                                                          2001             2000            1999
                                                                                        =======          =======         =======
      Discount rate                                                                       7.50%            7.80%           6.65%
      Long-term rate of return on plan assets, net of tax in 1999                         8.00%            8.30%           7.15%
      Assumed health care cost trend rate:
         Initial rate                                                                    11.00%           13.00%          15.00%
         Ultimate rate                                                                    5.50%            5.50%           5.50%
         Declining period                                                               4 Years          5 Years         6 Years
                                                                                        -------          -------         -------

      Because current plan costs are very close to the employer dollar caps, the health care cost trend has an immaterial effect on plan obligations for the postretirement benefit plan as a whole. For this reason, the effect of a one percentage point increase or decrease in the assumed health care cost trend rate on the APBO as of December 31, 2001 and on the NPPBC for the year ended December 31, 2001 was not calculated.

      The Company, together with other affiliated companies, sponsors a defined contribution retirement savings plan covering substantially all employees of the Company. Employees may make salary deferral contributions of up to 22%. Salary deferrals of up to 6% are subject to a 50% Company match. The Company match is funded on a bi-weekly basis and the expense of such contributions are allocated to the Company based on employee contributions. The Company's expense for contributions to this plan totaled $5.6 million, $4.4 million and $3.3 million for 2001, 2000 and 1999, respectively. Individuals are subject to a dollar limit on salary deferrals per Internal Revenue Service (IRS) Section 402(g) and other limits also apply. The Company has no legal obligation for benefits under this plan.

(12) Shareholder's Equity, Regulatory Risk-Based Capital, Retained Earnings and Dividend Restrictions

      The State of Ohio, where NLIC and NLAIC are domiciled, imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the Company's insurance regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. NLIC and NLAIC each exceed the minimum risk-based capital requirements for all periods presented herein.

      The statutory capital and surplus of NLIC as of December 31, 2001, 2000 and 1999 was $1.76 billion, $1.28 billion and $1.35 billion, respectively. The statutory net income of NLIC for the years ended December 31, 2001, 2000 and 1999 was $83.1 million, $158.7 million and $276.2 million, respectively.

      The NAIC completed a project to codify statutory accounting principles (Codification), which became effective January 1, 2001 for NLIC and NLAIC. The resulting change to NLIC's January 1, 2001 surplus was an increase of approximately $80.0 million. The significant change for NLIC, as a result of Codification, was the recording of deferred taxes, which were not recorded prior to the adoption of Codification.

      The Company is limited in the amount of shareholder dividends it may pay without prior approval by the Department. As of December 31, 2001 $141.0 million in dividends could be paid by NLIC without prior approval.

      In addition, the payment of dividends by NLIC may also be subject to restrictions set forth in the insurance laws of the State of New York that limit the amount of statutory profits on NLIC's participating policies (measured before dividends to policyholders) that can inure to the benefit of the Company and its shareholders.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      The Company currently does not expect such regulatory requirements to impair its ability to pay operating expenses, interest and shareholder dividends in the future.

(13)  Related Party Transactions

      During 2001, the Company entered into a transaction with NMIC, whereby it sold 78% of its interest in a limited partnership (representing 49% of the limited partnership) to NMIC for $158.9 million. As a result of this sale, the Company recorded a realized gain of $44.4 million, and related tax expense of $15.5 million. The sale price, which was paid in cash, represented the fair value of the limited partnership interest and was based on a valuation of the limited partnership and its underlying investments. The valuation was completed by qualified management of the limited partnership and utilized a combination of internal and independent valuations of the underlying investments of the limited partnership. Additionally, senior financial officers and the Boards of Directors of the Company and NMIC separately reviewed and approved the valuation prior to the execution of this transaction. The Company continues to hold an economic and voting interest in the limited partnership of approximately 14%, with NMIC holding the remaining interests.

      NLIC has issued group annuity and life insurance contracts and performs administrative services for various employee benefit plans sponsored by NMIC or its affiliates. Total account values of these contracts were $4.68 billion and $4.80 billion as of December 31, 2001 and 2000, respectively. Total revenues from these contracts were $150.7 million, $156.8 million, and $149.7 million for the years ended December 31, 2001, 2000, and 1999, respectively, and include policy charges, net investment income from investments backing the contracts and administrative fees. Total interest credited to the account balances were $118.4 million, $131.9 million, and $112.0 million for the years ended December 31, 2001, 2000, and 1999, respectively. The terms of these contracts are consistent in all material respects with what the Company offers to unaffiliated parties.

      The Company files a consolidated federal tax return with NMIC, as described in Note 2(i). Total payments (from) to NMIC were $(45.4) million, $74.6 million, and $29.8 million for the years ended December 31, 2001, 2000, and 1999, respectively.

      During second quarter 1999, the Company entered into a modified coinsurance arrangement to reinsure the 1999 operating results of an affiliated company, Employers Life Insurance Company of Wausau (ELOW) retroactive to January 1, 1999. In September 1999, NFS acquired ELOW for $120.8 million and immediately merged ELOW into NLIC terminating the modified coinsurance arrangement. Because ELOW was an affiliate, the Company accounted for the merger similar to poolings-of-interests; however, prior period financial statements were not restated due to immateriality. The reinsurance and merger combined contributed $1.46 million to net income in 1999.

      The Company has a reinsurance agreement with NMIC whereby all of the Company's accident and health business is ceded to NMIC on a modified coinsurance basis. The agreement covers individual accident and health business for all periods presented and group and franchise accident and health business since July 1, 1999. Either party may terminate the agreement on January 1 of any year with prior notice. Prior to July 1, 1999 group and franchise accident and health business and a block of group life insurance policies were ceded to ELOW under a modified coinsurance agreement. Under a modified coinsurance agreement, invested assets are retained by the ceding company and investment earnings are paid to the reinsurer. Under the terms of the Company's agreements, the investment risk associated with changes in interest rates is borne by the reinsurer. Risk of asset default is retained by the Company, although a fee is paid to the Company for the retention of such risk. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. The Company believes that the terms of the modified coinsurance agreements are consistent in all material respects with what the Company could have obtained with unaffiliated parties. Revenues ceded to NMIC and ELOW for the years ended December 31, 2001, 2000 and 1999 were $200.7 million, $170.1 million, and $193.0 million, respectively, while benefits, claims and expenses ceded were $208.5 million, $168.0 million and $197.3 million, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      Pursuant to a cost sharing agreement among NMIC and certain of its direct and indirect subsidiaries, including the Company, NMIC provides certain operational and administrative services, such as investment management, advertising, personnel and general management services, to those subsidiaries. Expenses covered by such agreement are subject to allocation among NMIC and such subsidiaries. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, salary expense, commission expense and other methods agreed to by the participating companies that are within industry guidelines and practices. In addition, Nationwide Services Company, a subsidiary of NMIC, provides computer, telephone, mail, employee benefits administration, and other services to NMIC and certain of its direct and indirect subsidiaries, including the Company, based on specified rates for units of service consumed. For the years ended December 31, 2001, 2000 and 1999, the Company made payments to NMIC and Nationwide Services Company totaling $139.8 million, $150.3 million, and $124.1 million, respectively. The Company does not believe that expenses recognized under these agreements are materially different than expenses that would have been recognized had the Company operated on a stand-alone basis.

      Under a marketing agreement with NMIC, NLIC makes payments to cover a portion of the agent marketing allowance that is paid to Nationwide agents. These costs cover product development and promotion, sales literature, rent and similar items. Payments under this agreement totaled $26.4 million, $31.4 million and $34.5 million for the years ended December 31, 2001, 2000 and 1999, respectively.

      The Company leases office space from NMIC and certain of its subsidiaries. For the years ended December 31, 2001, 2000 and 1999, the Company made lease payments to NMIC and its subsidiaries of $18.7 million, $14.1 million and $9.9 million, respectively.

      The Company also participates in intercompany repurchase agreements with affiliates whereby the seller will transfer securities to the buyer at a stated value. Upon demand or after a stated period, the seller will repurchase the securities at the original sales price plus a price differential. During 2001, the most the Company had outstanding at any given time was $368.5 million and the Company incurred interest expense on intercompany repurchase agreements of $0.2 million for 2001. Transactions under the agreements during 2000 and 1999 were not material. The Company believes that the terms of the repurchase agreements are materially consistent with what the Company could have obtained with unaffiliated parties.

      The Company and various affiliates entered into agreements with Nationwide Cash Management Company (NCMC), an affiliate, under which NCMC acts as a common agent in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC were $54.8 million and $321.1 million as of December 31, 2001 and 2000, respectively, and are included in short-term investments on the accompanying consolidated balance sheets.

      Certain annuity products are sold through affiliated companies, which are also subsidiaries of NFS. Total commissions and fees paid to these affiliates for the three years ended December 31, 2001 were $52.9 million, $65.0 million and $79.7 million, respectively.

      On December 19, 2001 the Company sold a 7.50%, $300.0 million surplus note to NFS, maturing on December 17, 2031. The fair value of the surplus note as of December 31, 2001 was $300.0 million. Principal and interest payments are subject to prior approval by the superintendent of insurance of the State of Ohio. The Company is scheduled to pay interest semi-annually on June 17 and December 17 of each year commencing June 17, 2002.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

(14)  Bank Lines of Credit

      The Company has available as a source of funds a $1 billion revolving credit facility entered into by NFS, NLIC and NMIC. The facility is comprised of a five year $700 million agreement and a 364 day $300 million agreement with a group of national financial institutions. The facility provides for several and not joint liability with respect to any amount drawn by any party. The facility provides covenants, including, but not limited to, requirements that the Company maintain consolidated tangible net worth, as defined, in excess of $1.69 billion and NLIC maintain statutory surplus in excess of $935 million. The Company had no amounts outstanding under this agreement as of December 31, 2001. Of the total facility, $300 million is designated to back NLIC's commercial paper program. Therefore, borrowing capacity under this facility is reduced by any amounts outstanding under the commercial paper program, which totaled $100.0 million as of December 31, 2001.

(15)  Contingencies

      On October 29, 1998, the Company was named in a lawsuit filed in Ohio state court related to the sale of deferred annuity products for use as investments in tax-deferred contributory retirement plans (Mercedes Castillo v. Nationwide Financial Services, Inc., Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company). On May 3, 1999, the complaint was amended to, among other things, add Marcus Shore as a second plaintiff. The amended complaint is brought as a class action on behalf of all persons who purchased individual deferred annuity contracts or participated in group annuity contracts sold by the Company and the other named Company affiliates which were used to fund certain tax-deferred retirement plans. The amended complaint seeks unspecified compensatory and punitive damages. On June 11, 1999, the Company and the other named defendants filed a motion to dismiss the amended complaint. On March 8, 2000, the court denied the motion to dismiss the amended complaint filed by the Company and the other named defendants. On January 25, 2002, the plaintiffs filed a motion for leave to amend their complaint to add three new named plaintiffs. On February 9, 2002, the plaintiffs filed a motion for class certification. The class has not been certified. The Company intends to defend this lawsuit vigorously.

      On August 15, 2001, the Company was named in a lawsuit filed in Connecticut federal court titled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. On September 5, 2001, the plaintiffs amended their complaint to include class action allegations. The plaintiffs seek to represent a class of plan trustees who purchased variable annuities to fund qualified ERISA retirement plans. The amended complaint alleges that the retirement plans purchased variable annuity contracts from the Company which invested in mutual funds that were offered by separate mutual fund companies; that the Company was a fiduciary under ERISA and that the Company breached its fiduciary duty when it accepted certain fees from the mutual fund companies that purportedly were never disclosed by the Company; and that the Company violated ERISA by replacing many of the mutual funds originally included in the plaintiffs' annuities with "inferior" funds because the new funds purportedly paid more in revenue sharing. The amended complaint seeks disgourgement of fees by the Company and other unspecified compensatory damages. On November 15, 2001, the Company filed a motion to dismiss the amended complaint, which has not been decided. On December 3, 2001, the plaintiffs filed a motion for class certification. On January 15, 2002, the plaintiffs filed a response to the Company's motion to dismiss the amended complaint. On February 22, 2002, the Company filed a reply in support of its motion to dismiss. The class has not been certified. The Company intends to defend this lawsuit vigorously.

      There can be no assurance that any such litigation will not have a material adverse effect on the Company in the future.

(16)  Segment Information

      The Company uses differences in products as the basis for defining its reportable segments. The Company reports three product segments:
      Individual Annuity, Institutional Products and Life Insurance.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      The Individual Annuity segment consists of individual The BEST of AMERICA and private label deferred variable annuity products, deferred fixed annuity products and income products. Individual deferred annuity contracts provide the customer with tax-deferred accumulation of savings and flexible payout options including lump sum, systematic withdrawal or a stream of payments for life. In addition, variable annuity contracts provide the customer with access to a wide range of investment options and asset protection in the event of an untimely death, while fixed annuity contracts generate a return for the customer at a specified interest rate fixed for prescribed periods.

      The Institutional Products segment is comprised of the Company's private and public sector group retirement plans and medium-term note program. The private sector includes the 401(k) business generated through fixed and variable annuities. The public sector includes the IRC Section 457 business in the form of fixed and variable annuities.

      The Life Insurance segment consists of investment life products, including both individual variable life and COLI products, traditional life insurance products and universal life insurance. Life insurance products provide a death benefit and generally also allow the customer to build cash value on a tax-advantaged basis.

      In addition to the product segments, the Company reports a Corporate segment. The Corporate segment includes net investment income not allocated to the three product segments, certain revenues and expenses of the Company's broker/dealer subsidiary, unallocated expenses and interest expense on debt. In addition to these operating revenues and expenses, the Company also reports net realized gains and losses on investments, hedging instruments and hedged items in the Corporate segment.

      The following tables summarize the financial results of the Company's business segments for the years ended December 31, 2001, 2000 and 1999.

                                                        Individual   Institutional      Life
      (in millions)                                       Annuity       Products      Insurance      Corporate        Total
                                                        ==========   ============     ==========     =========      =========
      2001:
      Net investment income                              $   534.7      $   847.5      $   323.3     $    19.5      $ 1,725.0
      Other operating revenue                                556.0          205.9          506.5          16.0        1,284.4
                                                         ---------      ---------      ---------     ---------      ---------
         Total operating revenue (1)                       1,090.7        1,053.4          829.8          35.5        3,009.4
                                                         ---------      ---------      ---------     ---------      ---------
      Interest credited to policyholder
         account balances                                    433.2          627.8          177.7            --        1,238.7
      Amortization of deferred policy
         acquisition costs                                   220.0           47.6           80.3            --          347.9
      Interest expense on debt                                  --             --             --           6.2            6.2
      Other benefits and expenses                            206.1          170.2          387.1           2.7          766.1
                                                         ---------      ---------      ---------     ---------      ---------
         Total benefits and expenses                         859.3          845.6          645.1           8.9        2,358.9
                                                         ---------      ---------      ---------     ---------      ---------
      Operating income before
         federal income tax expense (1)                      231.4          207.8          184.7          26.6          650.5
      Net realized losses on investments,
         hedging instruments and hedged
         items (2)                                              --             --             --         (20.2)         (20.2)
                                                         ---------      ---------      ---------     ---------      ---------
      Income before federal income tax
         expense and cumulative effect of
         adoption of accounting principles               $   231.4      $   207.8      $   184.7     $     6.4      $   630.3
                                                         =========      =========      =========     =========      =========

      Assets as of year end                              $43,885.4      $34,130.1      $ 9,129.0     $ 4,010.1      $91,154.6
                                                         =========      =========      =========     =========      =========

----------
(1) Excludes net realized gains and losses on investments, hedging instruments and hedged items.
(2) Realized gains related to securitization transactions are included in operating income.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

                                                        Individual   Institutional       Life
      (in millions)                                       Annuity      Products        Insurance     Corporate        Total
                                                         =========   ============      =========     =========      =========
      2000:
      Net investment income                              $   483.2      $   827.4      $   289.2     $    55.1      $ 1,654.9
      Other operating revenue                                625.9          251.6          453.9          17.0        1,348.4
                                                         ---------      ---------      ---------     ---------      ---------
         Total operating revenue(1)                        1,109.1        1,079.0          743.1          72.1        3,003.3
                                                         ---------      ---------      ---------     ---------      ---------
      Interest credited to policyholder
         account balances                                    396.4          628.8          157.2            --        1,182.4
      Amortization of deferred policy
         acquisition costs                                   238.7           49.2           64.2            --          352.1
      Interest expense on debt                                  --             --             --           1.3            1.3
      Other benefits and expenses                            192.3          170.3          368.8          33.7          765.1
                                                         ---------      ---------      ---------     ---------      ---------
         Total benefits and expenses                         827.4          848.3          590.2          35.0        2,300.9
                                                         ---------      ---------      ---------     ---------      ---------
      Operating income before
         federal income tax expense(1)                       281.7          230.7          152.9          37.1          702.4
      Net realized losses on investments,
         hedging instruments and hedged
         items                                                  --             --             --         (19.4)         (19.4)
                                                         ---------      ---------      ---------     ---------      ---------
      Income before federal income tax
         expense and cumulative effect of
         adoption of accounting principles               $   281.7      $   230.7      $   152.9     $    17.7      $   683.0
                                                         =========      =========      =========     =========      =========

      Assets as of year end                              $45,422.5      $37,217.3      $ 8,103.3     $ 1,824.2      $92,567.3
                                                         =========      =========      =========     =========      =========

      1999:
      Net investment income                              $   458.9      $   771.2      $   253.1     $    37.6      $ 1,520.8
      Other operating revenue                                511.4          211.9          393.0          66.1        1,182.4
                                                         ---------      ---------      ---------     ---------      ---------
         Total operating revenue (1)                         970.3          983.1          646.1         103.7        2,703.2
                                                         ---------      ---------      ---------     ---------      ---------
      Interest credited to policyholder
         account balances                                    384.9          580.9          130.5            --        1,096.3
      Amortization of deferred policy
         acquisition costs                                   170.9           41.6           60.1            --          272.6
      Other benefits and expenses                            155.3          142.8          334.7          83.4          716.2
                                                         ---------      ---------      ---------     ---------      ---------
         Total benefits and expenses                         711.1          765.3          525.3          83.4        2,085.1
                                                         ---------      ---------      ---------     ---------      ---------
      Operating income before
         federal income tax expense (1)                      259.2          217.8          120.8          20.3          618.1
      Net realized losses on investments,
         hedging instruments and hedged
         items                                                  --             --             --         (11.6)         (11.6)
                                                         ---------      ---------      ---------     ---------      ---------
      Income before federal income tax
         expense and cumulative effect of
         adoption of accounting principles               $   259.2      $   217.8      $   120.8     $     8.7      $   606.5
                                                         =========      =========      =========     =========      =========

      Assets as of year end                              $45,667.8      $39,045.1      $ 6,616.7     $ 1,346.3      $92,675.9
                                                         =========      =========      =========     =========      =========

----------
(1) Excludes net realized gains and losses on investments, hedging instruments and hedged items.

      The Company has no significant revenue from customers located outside of the United States nor does the Company have any significant long-lived assets located outside the United States.




PART C. OTHER INFORMATION
     Item 24.  Financial Statements and Exhibits

           (a) Financial Statements included in Parts A and B of this Registration Statement.

                 Nationwide Life Insurance Company and subsidiaries:

                 Independent Auditors' Report.

                 Consolidated Balance Sheets as of December
                 31, 2001 and 2000.

                 Consolidated Statements of Income for the years ended December 31, 2001, 2000 and 1999.

                 Consolidated Statements of Shareholder's
                 Equity for the years ended December 31,
                 2001, 2000 and 1999.

                 Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999.

                 Notes to Consolidated Financial Statements.

Item 24.  (b) Exhibits

             (1) Resolution of the Depositor's Board of Directors authorizing the establishment of the Registrant - Filed with initial registration statement
                     (File No. 333-55612) and incorporated by reference.

             (2)     Not Applicable

             (3) Underwriting or Distribution of contracts between the Depositor and Principal Underwriter - Attached as Exhibits 3a - 3f.

             (4)     The form of the variable annuity contract - Attached as
                     Exhibit 4.

             (5)     Variable Annuity Application - Attached as Exhibit 5.

             (6) Articles of Incorporation of Depositor - Filed with initial registration statement (File No. 333-55612) and incorporated by reference.

             (7)     Not Applicable

             (8)     Not Applicable

             (9)     Filed with initial registration statement
                     (File No. 333-55612) and incorporated by reference.

             (10)    Not Applicable

             (11)    Not Applicable

             (12)    Not Applicable

             (13)Performance Advertising Calculation Schedule - Filed
                 with initial registration statement (File No. 333-55612) and incorporated by reference.

Item 25.                    Directors and Officers of the Depositor
        W. G. Jurgensen, Director and Chief Executive Officer
        Joseph J. Gasper, Director and Chief Operating Officer
        Richard D. Headley, Executive Vice President
        Michael  S. Helfer, Director and Executive Vice President-Corporate
          Strategy
        Donna   A.  James,  Director  and  Executive  Vice  President-Chief
          Administrative Officer
        Michael  C.  Keller,  Executive  Vice  President-Chief  Information
          Officer
        Robert  A.  Oakley,  Director  and Executive  Vice  President-Chief
          Financial Officer
        Robert  J.  Woodward, Jr., Director and Executive  Vice  President-
          Chief Investment Officer
        Galen R. Barnes, Director
        John  R.  Cook,  Jr.,  Senior  Vice President-Chief  Communications
          Officer
        David A. Diamond, Senior Vice President-Corporate Strategy
        Philip  C.  Gath,  Senior  Vice President-Chief  Actuary-Nationwide
          Financial
        Patricia  R.  Hatler,  Senior Vice President, General  Counsel  and
          Secretary
        David  K. Hollingsworth, Senior Vice President-President-Nationwide
          Insurance Sales
        David R. Jahn, Senior Vice President-Product Management
          Richard A. Karas, Senior Vice President-Sales-Financial Services Gregory S. Lashutka, Senior Vice President, Corporate Relations Edwin P. McCausland, Jr., Senior Vice President-Fixed Income
          Securities
        Robert H. McNaghten, Senior Vice President-Real Estate Investments Michael D. Miller, Senior Vice President-NI Finance
        Brian W. Nocco, Senior Vice President and Treasurer
        Mark Phelan, Senior Vice President-Technology and Operations Douglas C. Robinette, Senior Vice President-Claims
        John S. Skubik, Senior Vice President-Strategic Initiatives
        Mark   R.   Thresher,   Senior   Vice  President-Finance-Nationwide
          Financial
        Richard M. Waggoner, Senior Vice President-Operations
        Susan  A.  Wolken,  Senior  Vice President-Product  Management  and
          Nationwide Financial Marketing

        The   business  address  of  the  Directors  and  Officers  of  the
        Depositor is:
        One Nationwide Plaza
        Columbus, Ohio 43215


Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.
    *Subsidiaries for which separate financial statements are filed **Subsidiaries included in the respective consolidated financial statements
  ***Subsidiaries  included  in  the  respective  group   financial
     statements filed for unconsolidated subsidiaries
 ****other subsidiaries

       COMPANY        STATE/COUNTRY     NO.      PRINCIPAL BUSINESS
                            OF        VOTING
                       ORGANIZATION  SECURITIE
                                         S
                                       (see
                                     Nationwid
                                         e
                                     organizat
                                        ion
                                      chart,
                                     immediate
                                        ly
                                     following
                                     , unless
                                     otherwise
                                     indicated
                                         )
401(k) Companies,     Texas                     Holding company
Inc. (The)
401(k) Company (The)  Texas                     Third-party
                                                administrator
                                                providing record
                                                keeping services for
                                                401(k) plans
401(k) Investment     Texas                     Investment advisor
Advisors, Inc.                                  registered with the
                                                SEC
401(k) Investments    Texas                     Broker-dealer
Services, Inc.                                  registered with the
                                                National Association
                                                of Securities Dealer,
                                                a self-regulatory
                                                body of the SEC
Affiliate Agency of   Ohio                      Insurance agency
Ohio, Inc.                                      marketing life
                                                insurance and annuity
                                                products through
                                                financial
                                                institutions
Affiliate Agency,     Delaware                  Insurance agency
Inc.                                            marketing life
                                                insurance and annuity
                                                products through
                                                financial
                                                institutions
AGMC Reinsurance Ltd. Turks and                 Captive reinsurer
                      Caicos
                      Islands
AID Finance Services, Iowa                      Holding company
Inc.
ALLIED Document       Iowa                      Provides general
Solutions, Inc. (fka                            printing services to
Midwest Printing                                its affiliated
Services, Inc.)                                 companies as well as
                                                to unaffiliated
                                                companies
ALLIED General Agency Iowa                      Managing general
Company                                         agent and surplus
                                                lines broker for
                                                property and casualty
                                                insurance products
ALLIED Group          Iowa                      Direct marketing of
Insurance Marketing                             property and casualty
Company                                         insurance products
ALLIED Group, Inc.    Iowa                      Property and casualty
                                                insurance holding
                                                company
ALLIED Property and   Iowa                      Underwrites general
Casualty Insurance                              property and casualty
Company                                         insurance
Allied Texas Agency,  Texas                     Acts as a managing
Inc.                                            general agent to
                                                place personal and
                                                commercial automobile
                                                insurance with
                                                Colonial County
                                                Mutual Insurance
                                                Company for the
                                                independent agency
                                                companies
Allnations, Inc.      Ohio                      Engages in promoting,
                                                extending and
                                                strengthening
                                                cooperative insurance
                                                organizations
                                                throughout the world
AMCO Insurance        Iowa                      Underwrites general
Company                                         property and casualty
                                                insurance

       COMPANY        STATE/COUNTRY     NO.      PRINCIPAL BUSINESS
                            OF        VOTING
                       ORGANIZATION  SECURITIE
                                         S
                                       (see
                                     Nationwid
                                         e
                                     organizat
                                        ion
                                      chart,
                                     immediate
                                        ly
                                     following
                                     , unless
                                     otherwise
                                     indicated
                                         )
American Marine       Florida                   Underwriting manager
Underwriters, Inc.                              for ocean cargo and
                                                hull insurance
Asset Management      England and               Holding company of a
Holdings, plc         Wales                     group engaged in the
                                                management of pension
                                                fund assets, unit
                                                trusts and other
                                                collective investment
                                                schemes, investment
                                                trusts and portfolios
                                                for corporate clients
Cal-Ag Insurance      California                Captive insurance
Services, Inc.                                  brokerage firm
                                                serving principally,
                                                but not exclusively,
                                                the "traditional"
                                                agent producers of
                                                CalFarm Insurance
                                                Company
CalFarm Insurance     California                Assists agents and
Agency                                          affiliated companies
                                                in account completion
                                                for marketing CalFarm
                                                products; assists
                                                other in-house
                                                agencies in a
                                                brokerage capacity to
                                                accommodate
                                                policyholders
CalFarm Insurance     California                Multi-line insurance
Company                                         corporation that
                                                writes agricultural,
                                                commercial, personal
                                                and individual health
                                                coverages and
                                                benefits from the
                                                sponsorship of the
                                                California Farm
                                                Bureau Federation
Colonial County       Texas                     Underwrites non-
Mutual Insurance                                standard automobile
Company                                         and motorcycle
                                                insurance and various
                                                other commercial
                                                liability coverages
                                                in Texas
Cooperative Service   Nebraska                  Insurance agency that
Company                                         sells and services
                                                commercial insurance;
                                                provides loss control
                                                and compliance
                                                consulting services
                                                as well as audit,
                                                compilation, and tax
                                                preparation services
Corviant Corporation  Delaware                  Creates a captive
                                                distribution network
                                                through which
                                                affiliates can sell
                                                multi-manager
                                                investment products,
                                                insurance products
                                                and sophisticated
                                                estate planning
                                                services
Damian Securities     England and               Investment holding
Limited               Wales                     company
Depositors Insurance  Iowa                      Underwrites general
Company                                         property and casualty
                                                insurance
Dinamica              Brazil                    Participates in other
Participacoes SA                                companies related to
                                                the registrant's
                                                international
                                                operations
Discover Insurance    Texas                     Sells property and
Agency of Texas, LLC                            casualty insurance
                                                products including,
                                                but not limited to,
                                                automobile or other
                                                vehicle insurance and
                                                homeowner's insurance
Discover Insurance    California                Sells property and
Agency, LLC                                     casualty insurance
                                                products including,
                                                but not limited to,
                                                automobile or other
                                                vehicle insurance and
                                                homeowner's insurance

       COMPANY        STATE/COUNTRY     NO.      PRINCIPAL BUSINESS
                            OF        VOTING
                       ORGANIZATION  SECURITIE
                                         S
                                       (see
                                     Nationwid
                                         e
                                     organizat
                                        ion
                                      chart,
                                     immediate
                                        ly
                                     following
                                     , unless
                                     otherwise
                                     indicated
                                         )
Eagle Acquisition     Delaware                  Merger subsidiary to
Corporation                                     be used in the
                                                proposed acquisition
                                                of Provident Mutual
                                                Life Insurance
                                                Company
eNationwide, LLC      Ohio                      Limited liability
                                                company that provides
                                                administrative
                                                services to
                                                Nationwide's direct
                                                operation
F&B, Inc.             Iowa                      Insurance agency that
                                                places business not
                                                written by the
                                                Farmland Insurance
                                                Companies with other
                                                carriers
Farmland Mutual       Iowa                      Provides property and
Insurance Company                               casualty insurance
                                                primarily to
                                                agricultural
                                                businesses
Fenplace Limited      England and               Inactive
                      Wales
Financial Horizons    Alabama                   Insurance agency
Distributors Agency                             marketing life
of Alabama, Inc.                                insurance and annuity
                                                products through
                                                financial
                                                institutions
Financial Horizons    Ohio                      Insurance marketing
Distributors Agency                             life insurance and
of Ohio, Inc.                                   annuity products
                                                through financial
                                                institutions
Financial Horizons    Oklahoma                  Insurance marketing
Distributors Agency                             life insurance and
of Oklahoma, Inc.                               annuity products
                                                through financial
                                                institutions
Financial Horizons    Texas                     Insurance marketing
Distributors Agency                             life insurance and
of Texas, Inc.                                  annuity products
                                                through financial
                                                institutions
Financial Horizons    Oklahoma                  Limited broker-dealer
Securities                                      doing business solely
Corporation                                     in the financial
                                                institutions market
Florida Records       Florida                   Administers the
Administrator, Inc.                             deferred compensation
                                                plan for the public
                                                employees of the
                                                State of Florida
G.I.L. Nominees       England and               Acts as a nominee;
Limited               Wales                     dormant within the
                                                meaning of Section
                                                249AA of the
                                                Companies Act 1985
                                                (English law)
Gartmore 1990 Limited England and               A general partner in
                      Wales                     a limited partnership
                                                formed to invest in
                                                unlisted securities
Gartmore 1990 Trustee England and               Dormant within the
Limited               Wales                     meaning of Section
                                                249AA of the
                                                Companies Act 1985
                                                (English law)
Gartmore Capital       England and               Investment management
Management Limited     Wales                     and advisory services
                                                 to business,
                                                 institutional and
                                                 private investors;
                                                 transferred
                                                 investment management
                                                 activity to Gartmore
                                                 Investment Limited
Gartmore Distribution  Delaware                  Limited broker-dealer
Services, Inc.
Gartmore Fund          Jersey,                   Investment
Managers               Channel                   administration and
International Limited  Islands                   support
Gartmore Fund          England and               Authorized unit trust
Managers Limited       Wales                     management
Gartmore Global Asset  Delaware                  Holding company for
Management Trust                                 the Gartmore Group
                                                 and as a registered
                                                 investment advisor

       COMPANY        STATE/COUNTRY     NO.      PRINCIPAL BUSINESS
                            OF        VOTING
                       ORGANIZATION  SECURITIE
                                         S
                                       (see
                                     Nationwid
                                         e
                                     organizat
                                        ion
                                      chart,
                                     immediate
                                        ly
                                     following
                                     , unless
                                     otherwise
                                     indicated
                                         )
Gartmore Global        Delaware                  Holding company
Investments, Inc.
Gartmore Global        Delaware                  Investment management
Partners
Gartmore Indosuez UK   England and               General partner in
Recovery Fund (G.P.)   Wales                     two limited
Limited                                          partnerships formed
                                                 to invest in unlisted
                                                 securities
Gartmore Investment    England and               Investment management
Limited                Wales                     and advisory services
                                                 to pension funds,
                                                 unit trusts and other
                                                 collective investment
                                                 schemes, investment
                                                 trusts and portfolios
                                                 for corporate and
                                                 other institutional
                                                 clients
Gartmore Investment    England and               Investment holding
Management plc         Wales                     company and provides
                                                 services to other
                                                 companies within the
                                                 Gartmore Group
Gartmore Investment    Germany                   Marketing support
Services GmbH
Gartmore Investment    England                   Investment holding
Services Limited
Gartmore Investor      Ohio                      Transfer and dividend
Services, Inc.                                   disbursing agent
                                                 services to various
                                                 mutual fund entities
Gartmore Japan         Japan                     Investment management
Limited
Gartmore Morley &      Oregon                    Brokers or places
Associates, Inc.                                 book value
                                                 maintenance
                                                 agreements (wrap
                                                 contracts) and
                                                 guaranteed investment
                                                 contracts (GICs) for
                                                 collective investment
                                                 trusts and accounts
Gartmore Morley        Oregon                    Investment advisor
Capital Management,                              and stable value
Inc.                                             money manager
Gartmore Morley        Oregon                    Holding company
Financial Services,
Inc.
Gartmore Mutual Fund   Delaware                  Registered investment
Capital Trust                                    advisor
Gartmore Nominees      England and               Nominee; dormant
Limited                Wales                     within the meaning of
                                                 Section 249AA of the
                                                 Companies Act 1985
                                                 (English law)
Gartmore Pension Fund  England and               Trustee of Gartmore
Trustees Limited       Wales                     Pension Scheme
Gartmore S.A. Capital  Delaware                  Registered investment
Trust                                            advisor
Gartmore Secretaries   Jersey,                   Nominee; dormant
(Jersey) Ltd.          Channel
                       Islands
Gartmore Trust         Oregon                    State bank with trust
Company                                          power
Gartmore Securities    England and               Investment holding;
Limited                Wales                     partner in Gartmore
                                                 Global Partners
Gartmore U.S. Limited  England and               Joint partner in
                       Wales                     Gartmore Global
                                                 Partners
Gates, McDonald &      Ohio                      Provides services to
Company                                          employers for
                                                 managing workers' and
                                                 unemployment
                                                 compensation matters
                                                 and employee benefit
                                                 costs

       COMPANY        STATE/COUNTRY     NO.      PRINCIPAL BUSINESS
                            OF        VOTING
                       ORGANIZATION  SECURITIE
                                         S
                                       (see
                                     Nationwid
                                         e
                                     organizat
                                        ion
                                      chart,
                                     immediate
                                        ly
                                     following
                                     , unless
                                     otherwise
                                     indicated
                                         )
Gates, McDonald &      New York                  Provides workers'
Company of New York,                             compensation/self-
Inc.                                             insured claims
                                                 administration
                                                 services to employers
                                                 with exposure in New
                                                 York
Gates, McDonald &      Nevada                    Provides self-
Company of Nevada                                insurance
                                                 administration,
                                                 claims examining and
                                                 data processing
                                                 services
GatesMcDonald Health   Ohio                      Provides medical
Plus Inc.                                        management and cost
                                                 containment services
                                                 to employers
Insurance              Ohio                      Insurance agency;
Intermediaries, Inc.                             provides commercial
                                                 property and casualty
                                                 brokerage services
Landmark Financial     New York                  Insurance agency
Services of New York,                            marketing life
Inc.                                             insurance and annuity
                                                 products through
                                                 financial
                                                 institutions
Lone Star General      Texas                     General agent to
Agency, Inc.                                     market non-standard
                                                 automobile and
                                                 motorcycle insurance
                                                 for Colonial Mutual
                                                 Insurance Company
MedProSolutions, Inc.  Massachusetts             Provides third-party
                                                 administration
                                                 services for workers
                                                 compensation,
                                                 automobile injury and
                                                 disability claims
**National Casualty    Wisconsin                 Underwrites various
Company                                          property and casualty
                                                 coverage, as well as
                                                 individual and group
                                                 accident and health
                                                 insurance
National Casualty      England                   Inactive
Company of America,
Ltd.
National Deferred      Ohio                      Administers deferred
Compensation, Inc.                               compensation plans
                                                 for public employees
**National Premium     Delaware                  Provides third-party
and Benefit                                      administration
Administration                                   services
Company
Nationwide Affinity    Kansas                    Shell insurer with no
Insurance Company of                             active policies or
America                                          liabilities
Nationwide Affordable  Ohio                      Invests in affordable
Housing, LLC                                     multi-family housing
                                                 projects throughout
                                                 the U.S.
**Nationwide Agency,   Ohio                      Insurance agency
Inc.
Nationwide             Iowa                      Provides property and
Agribusiness                                     casualty insurance
Insurance Company                                primarily to
                                                 agricultural
                                                 businesses
Nationwide Arena, LLC  Ohio                      Develops Nationwide
                                                 Arena and engages in
                                                 Arena district
                                                 development activity
*Nationwide Asset      Ohio                      Diversified open-end
Allocation Trust                                 investment company

       COMPANY        STATE/COUNTRY     NO.      PRINCIPAL BUSINESS
                            OF        VOTING
                       ORGANIZATION  SECURITIE
                                         S
                                       (see
                                     Nationwid
                                         e
                                     organizat
                                        ion
                                      chart,
                                     immediate
                                        ly
                                     following
                                     , unless
                                     otherwise
                                     indicated
                                         )
Nationwide Assurance  Wisconsin                 Underwrites non-
Company                                         standard automobile
                                                and motorcycle
                                                insurance
Nationwide Cash       Ohio                      Buys and sells
Management Company                              investment securities
                                                of a short-term
                                                nature as agent for
                                                other corporations,
                                                foundations, and
                                                insurance company
                                                separate accounts
Nationwide Community  Ohio                      Holds investments in
Development                                     low-income housing
Corporation, LLC                                funds
Nationwide            Ohio                      Holding company for
Corporation                                     entities affiliated
                                                with Nationwide
                                                Mutual Insurance
                                                Company and
                                                Nationwide Mutual
                                                Fire Insurance
                                                Company
Nationwide Exclusive  Ohio                      Manages relationships
Distribution Company,                           with Nationwide's
LLC                                             exclusive agents
                                                including
                                                administrative duties
Nationwide Financial  Ohio                      Administrator of
Assignment Company                              structured
                                                settlements
Nationwide Financial  Delaware                  Insurance agency
Institution
Distributors Agency,
Inc.
Nationwide Financial  New Mexico                Insurance agency
Institution
Distributors Agency,
Inc. of New Mexico
Nationwide Financial  Massachusetts             Insurance agency
Institution
Distributors Agency,
Inc. of Massachusetts
Nationwide Financial  Bermuda                   Long-term insurer
Services (Bermuda)                              which issued variable
Ltd.                                            annuity and variable
                                                life products to
                                                persons outside the
                                                United States and
                                                Bermuda
Nationwide Financial  Delaware                  Issues and sells
Services Capital                                certain securities
Trust                                           representing
                                                individual beneficial
                                                interests in the
                                                assets of the Trust
Nationwide Financial  Delaware                  Issues and sells
Services Capital                                certain securities
Trust II                                        representing
                                                individual beneficial
                                                interests in the
                                                assets of the Trust
Nationwide Financial  Delaware                  Holding company for
Services, Inc.                                  companies within the
                                                Nationwide
                                                organization that
                                                offer or distribute
                                                long-term savings and
                                                retirement products
Nationwide Financial  Poland                    Provides distribution
Sp. z o.o                                       services for its
                                                affiliated Nationwide
                                                Towarzystwo
                                                Ubezpieczen na Zycie
                                                S.A. in Poland
Nationwide Foundation Ohio                      Contributes to non-
                                                profit activities and
                                                projects
Nationwide General    Ohio                      Transacts a general
Insurance Company                               insurance business,
                                                except life
                                                insurance; primarily
                                                provides automobile
                                                and fire insurance to
                                                select customers

       COMPANY        STATE/COUNTRY     NO.      PRINCIPAL BUSINESS
                            OF        VOTING
                       ORGANIZATION  SECURITIE
                                         S
                                       (see
                                     Nationwid
                                         e
                                     organizat
                                        ion
                                      chart,
                                     immediate
                                        ly
                                     following
                                     , unless
                                     otherwise
                                     indicated
                                         )
Nationwide Global     Ohio                      Acts as a support
Finance, LLC                                    company for
                                                Nationwide Global
                                                Holdings, Inc. and
                                                its international
                                                capitalization
                                                efforts
Nationwide Global     Luxembourg                Issues shares of
Funds                                           mutual funds
Nationwide Global     Ohio                      Holding company for
Holdings, Inc.                                  international
                                                operations
Nationwide Global     Luxembourg                Extension of
Holdings, Inc.-                                 Nationwide Global
Luxembourg Branch                               Holdings, Inc.
Nationwide Global     Brazil                    Holding company
Holdings-NGH Brazil
Participacoes, LTDA
Nationwide Global     Delaware                  Holding company
Japan, Inc.
Nationwide Global     Hong Kong                 Holding company for
Limited                                         Asian operations
Nationwide Health     Ohio                      Operates as a Health
Plans, Inc.                                     Insurance Corporation
                                                (HIC)
Nationwide Holdings,  Brazil                    Participates in other
SA                                              companies related to
                                                the registrant's
                                                international
                                                operations
Nationwide Home       Iowa                      Mortgage lending
Mortgage Company
Nationwide Home       Ohio                      Performs the
Mortgage                                        marketing function
Distributors, Inc.                              for Nationwide Home
                                                Mortgage Company
*Nationwide Indemnity Ohio                      Involved in
Company                                         reinsurance business
                                                by assuming business
                                                from Nationwide
                                                Mutual Insurance
                                                Company and other
                                                insurers within the
                                                Nationwide Insurance
                                                organization
Nationwide Insurance  Wisconsin                 Independent agency
Company of America                              personal lines
                                                underwriter of
                                                property/casualty
                                                insurance
Nationwide Insurance  Ohio                      Transacts general
Company of Florida                              insurance business
                                                except life insurance
Nationwide            California                Special risk, excess
International                                   and surplus lines
Underwriters                                    underwriting manager
Nationwide Investment Oklahoma                  Limited broker-dealer
Services Corporation                            doing business in the
                                                deferred compensation
                                                market and acts as an
                                                investment advisor
**Nationwide Life and Ohio                      Engages in
Annuity Insurance                               underwriting life
Company                                         insurance and
                                                granting, purchasing,
                                                and disposing of
                                                annuities
Nationwide Life       Thailand                  Holding company
Assurance Company,
Ltd.
**Nationwide Life     Ohio                      Provides individual
Insurance Company                               life insurance, group
                                                life and health
                                                insurance, fixed and
                                                variable annuity
                                                products, and other
                                                life insurance
                                                products

       COMPANY        STATE/COUNTRY     NO.      PRINCIPAL BUSINESS
                            OF        VOTING
                       ORGANIZATION  SECURITIE
                                         S
                                       (see
                                     Nationwid
                                         e
                                     organizat
                                        ion
                                      chart,
                                     immediate
                                        ly
                                     following
                                     , unless
                                     otherwise
                                     indicated
                                         )
Nationwide Lloyds     Texas                     Markets commercial
                                                property insurance in
                                                Texas
Nationwide Management Ohio                      Offers a preferred
Systems, Inc.                                   provider organization
                                                and other related
                                                products and services
Nationwide Martima    Brazil                    Operates as a
Vida Previdencia S.A.                           licensed insurance
                                                company in the
                                                categories of life
                                                and unrestricted
                                                private pension plans
                                                in Brazil
Nationwide Mortgage   Ohio                      Holding company
Holdings, Inc.
Nationwide Mutual     Ohio                      Engages in general
Fire Insurance                                  insurance and
Company                                         reinsurance business,
                                                except life insurance
Nationwide Mutual     Ohio                      Engages in general
Insurance Company                               insurance and
                                                reinsurance business,
                                                except life insurance
Nationwide            Ohio                      Engaged in the
Properties, Ltd.                                business of
                                                developing, owning
                                                and operating real
                                                estate and real
                                                estate investments
Nationwide Property   Ohio                      Engages in general
and Casualty                                    insurance and
Insurance Company                               reinsurance business,
                                                except life insurance
Nationwide Realty     Ohio                      Engaged in the
Investors, Inc.                                 business of
                                                developing, owning
                                                and operating real
                                                estate and real
                                                estate investments
Nationwide Retirement Ohio                      Insurance agency
Plan Services, Inc.                             providing individual
                                                and group life,
                                                disability and health
                                                insurance as well as
                                                marketing retirement
                                                plan administration
                                                and investments
Nationwide Retirement Delaware                  Markets and
Solutions, Inc.                                 administers deferred
                                                compensation plans
                                                for public employees
Nationwide Retirement Alabama                   Provides retirement
Solutions, Inc. of                              products,
Alabama                                         marketing/education
                                                and administration to
                                                public employees and
                                                educators
Nationwide Retirement Arizona                   Markets and
Solutions, Inc. of                              administers deferred
Arizona                                         compensation plans
                                                for public employees
Nationwide Retirement Arkansas                  Markets and
Solutions, Inc. of                              administers deferred
Arkansas                                        compensation plans
                                                for public employees
Nationwide Retirement Montana                   Markets and
Solutions, Inc. of                              administers deferred
Montana                                         compensation plans
                                                for public employees

       COMPANY        STATE/COUNTRY     NO.      PRINCIPAL BUSINESS
                            OF        VOTING
                       ORGANIZATION  SECURITIE
                                         S
                                       (see
                                     Nationwid
                                         e
                                     organizat
                                        ion
                                      chart,
                                     immediate
                                        ly
                                     following
                                     , unless
                                     otherwise
                                     indicated
                                         )
Nationwide Retirement Nevada                    Markets and
Solutions, Inc. of                              administers deferred
Nevada                                          compensation plans
                                                for public employees
Nationwide Retirement New Mexico                Markets and
Solutions, Inc. of                              administers deferred
New Mexico                                      compensation plans
                                                for public employees
Nationwide Retirement Ohio                      Provides retirement
Solutions, Inc. of                              products,
Ohio                                            marketing/education
                                                and administration to
                                                public employees and
                                                educators
Nationwide Retirement Oklahoma                  Markets and
Solutions, Inc. of                              administers deferred
Oklahoma                                        compensation plans
                                                for public employees
Nationwide Retirement South Dakota              Markets and
Solutions, Inc. of                              administers deferred
South Dakota                                    compensation plans
                                                for public employees
Nationwide Retirement Texas                     Markets and
Solutions, Inc. of                              administers deferred
Texas                                           compensation plans
                                                for public employees
Nationwide Retirement Wyoming                   Markets and
Solutions, Inc. of                              administers deferred
Wyoming                                         compensation plans
                                                for public employees
Nationwide Retirement Massachusetts             Markets and
Solutions Insurance                             administers deferred
Agency Inc.                                     compensation plans
                                                for public employees
Nationwide            Ohio                      Registered broker-
Securities, Inc.                                dealer and provides
                                                investment management
                                                and administration
                                                services
Nationwide Seguradora Brazil                    Engages in general
S.A.                                            insurance business
Nationwide Services   Ohio                      Performs shared
Company, LLC                                    services functions
                                                for the Nationwide
                                                organization
Nationwide Services   Poland                    Provides services to
Sp. z o.o                                       Nationwide Global
                                                Holdings, Inc. in
                                                Poland
Nationwide Towarzstwo Poland                    Authorized to engage
Ubezieczen na Zycie                             in the business of
SA                                              life insurance and
                                                pension products in
                                                Poland
Nationwide Trust      United States             Federal savings bank
Company, FSB                                    chartered by the
                                                Office of Thrift
                                                Supervision in U.S.
                                                Department of
                                                Treasury to exercise
                                                custody and fiduciary
                                                powers
Nationwide UK Asset   England and               Holding company
Management Holdings,  Wales
Ltd.
Nationwide UK Holding England and               Holding company
Company, Ltd.         Wales

       COMPANY        STATE/COUNTRY     NO.      PRINCIPAL BUSINESS
                            OF        VOTING
                       ORGANIZATION  SECURITIE
                                         S
                                       (see
                                     Nationwid
                                         e
                                     organizat
                                        ion
                                      chart,
                                     immediate
                                        ly
                                     following
                                     , unless
                                     otherwise
                                     indicated
                                         )
Nevada Independent    Nevada                    Provides workers'
Companies-                                      compensation
Construction                                    administrative
                                                services to Nevada
                                                employers in the
                                                construction industry
Nevada Independent    Nevada                    Provides workers'
Companies-Health and                            compensation
Nonprofit                                       administrative
                                                services to Nevada
                                                employers in the
                                                health and nonprofit
                                                industries
Nevada Independent    Nevada                    Provides workers'
Companies-                                      compensation
Hospitality and                                 administrative
Entertainment                                   services to Nevada
                                                employers in the
                                                hospitality and
                                                entertainment
                                                industries
Nevada Independent    Nevada                    Provides workers'
Companies-                                      compensation
Manufacturing,                                  administrative
Transportation and                              services to Nevada
Distribution                                    employers in the
                                                manufacturing,
                                                transportation and
                                                distribution
                                                industries
Newhouse Capital      Delaware                  Invests in financial
Partners, LLC                                   services companies
                                                that specialize in e-
                                                commerce and promote
                                                distribution of
                                                financial services
NFS Distributors,     Delaware                  Acts primarily as a
Inc.                                            holding company for
                                                Nationwide Financial
                                                Services, Inc.
                                                distribution
                                                companies
NGH Luxembourg, S.A   Luxembourg                Acts primarily as
                                                holding company for
                                                Nationwide Global
                                                Holdings, Inc.
                                                European operations
NGH Netherlands, B.V. The                       Holding company for
                      Netherlands               other Nationwide
                                                overseas companies
NGH UK, Ltd.          United                    Functions as a
                      Kingdom                   support company for
                                                other Nationwide
                                                overseas companies
NorthPointe Capital   Delaware                  Registered investment
LLC                                             advisor
PanEuroLife           Luxembourg                Life insurance
                                                company providing
                                                individual life
                                                insurance primarily
                                                in the UK, Belgium
                                                and France
Pension Associates,   Wisconsin                 Provides pension plan
Inc.                                            administration and
                                                record keeping
                                                services, and pension
                                                plan and compensation
                                                plan consulting
Premier Agency, Inc.  Iowa                      Insurance agency
Riverview Agency,     Texas                     Insurance agency
Inc.
SBSC Ltd (Thailand)   Thailand                  Holding company
Scottsdale Indemnity  Ohio                      Engages in a general
Company                                         insurance business,
                                                except life insurance

       COMPANY        STATE/COUNTRY     NO.      PRINCIPAL BUSINESS
                            OF        VOTING
                       ORGANIZATION  SECURITIE
                                         S
                                       (see
                                     Nationwid
                                         e
                                     organizat
                                        ion
                                      chart,
                                     immediate
                                        ly
                                     following
                                     , unless
                                     otherwise
                                     indicated
                                         )
Scottsdale Insurance  Ohio                      Provides excess and
Company                                         surplus lines of
                                                property and casualty
                                                insurance
Scottsdale Surplus    Arizona                   Provides excess and
Lines Insurance                                 surplus lines
Company                                         insurance coverage on
                                                a non-admitted basis
Siam-Ar-Na-Khet       Thailand                  Holding company
Company Limited
Vertboise, SA         Luxembourg                Real property holding
                                                company
Veterinary Pet        California                Provides pet
Insurance Company                               insurance
Veterinary Pet        California                Holding company
Services, Inc.
Villanova             Delaware                 Provides brokerage
Securities, LLC                                services for block
                                               mutual fund trading
                                               for both affiliated
                                               and non-affiliated
                                               investment advisors
                                               and performs block
                                               mutual fund trading
                                               directly with fund
                                               companies
Western Heritage      Arizona                  Underwrites excess
Insurance Company                              and surplus lines of
                                               property and casualty
                                               insurance


         COMPANY        STATE/COUNTRY   NO. VOTING        PRINCIPAL
                             OF         SECURITIES        BUSINESS
                        ORGANIZATION       (see
                                        Nationwide
                                       organization
                                          chart,
                                        immediately
                                        following,
                                           unless
                                         otherwise
                                        indicated)
* MFS Variable Account      Ohio      Nationwide      Issuer of Annuity
                                      Life Separate   Contracts
                                      Account
* Nationwide Multi-         Ohio      Nationwide      Issuer of Annuity
  Flex Variable                       Life Separate   Contracts
  Account                             Account
* Nationwide VA             Ohio      Nationwide      Issuer of Annuity
  Separate Account-A                  Life and        Contracts
                                      Annuity
                                      Separate
                                      Account
* Nationwide VA             Ohio      Nationwide      Issuer of Annuity
  Separate Account-B                  Life and        Contracts
                                      Annuity
                                      Separate
                                      Account
* Nationwide VA             Ohio      Nationwide      Issuer of Annuity
  Separate Account-C                  Life and        Contracts
                                      Annuity
                                      Separate
                                      Account
* Nationwide VA             Ohio      Nationwide      Issuer of Annuity
  Separate Account-D                  Life and        Contracts
                                      Annuity
                                      Separate
                                      Account
* Nationwide Variable       Ohio      Nationwide      Issuer of Annuity
  Account                             Life Separate   Contracts
                                      Account
* Nationwide Variable       Ohio      Nationwide      Issuer of Annuity
  Account-II                          Life Separate   Contracts
                                      Account
* Nationwide Variable       Ohio      Nationwide      Issuer of Annuity
  Account-3                           Life Separate   Contracts
                                      Account
* Nationwide Variable       Ohio      Nationwide      Issuer of Annuity
  Account-4                           Life Separate   Contracts
                                      Account
* Nationwide Variable       Ohio      Nationwide      Issuer of Annuity
  Account-5                           Life Separate   Contracts
                                      Account
* Nationwide Variable       Ohio      Nationwide      Issuer of Annuity
  Account-6                           Life Separate   Contracts
                                      Account
* Nationwide Variable       Ohio      Nationwide      Issuer of Annuity
  Account-7 (formerly,                Life Separate   Contracts
  Nationwide Fidelity                 Account
  Advisor Variable
  Account)
* Nationwide Variable       Ohio      Nationwide      Issuer of Annuity
  Account-8                           Life Separate   Contracts
                                      Account
* Nationwide Variable       Ohio      Nationwide      Issuer of Annuity
  Account-9                           Life Separate   Contracts
                                      Account
* Nationwide Variable       Ohio      Nationwide      Issuer of Annuity
  Account-10                          Life Separate   Contracts
                                      Account
* Nationwide Variable       Ohio      Nationwide      Issuer of Annuity
  Account-11                          Life Separate   Contracts
                                      Account
  Nationwide Variable       Ohio      Nationwide      Issuer of Annuity
  Account-12                          Life Separate   Contracts
                                      Account
  Nationwide Variable       Ohio      Nationwide      Issuer of Annuity
  Account-13                          Life Separate   Contracts
                                      Account
  Nationwide VL             Ohio      Nationwide      Issuer of Life
  Separate Account-A                  Life and        Insurance
                                      Annuity         Policies
                                      Separate
                                      Account
  Nationwide VL             Ohio      Nationwide      Issuer of Life
  Separate Account-B                  Life and        Insurance
                                      Annuity         Policies
                                      Separate
                                      Account
* Nationwide VL             Ohio      Nationwide      Issuer of Life
  Separate Account-C                  Life and        Insurance
                                      Annuity         Policies
                                      Separate
                                      Account

         COMPANY        STATE/COUNTRY   NO. VOTING        PRINCIPAL
                             OF         SECURITIES        BUSINESS
                        ORGANIZATION       (see
                                        Nationwide
                                       organization
                                          chart,
                                        immediately
                                        following,
                                           unless
                                         otherwise
                                        indicated)
* Nationwide VL             Ohio      Nationwide      Issuer of Life
  Separate                            Life and        Insurance
  Account -D                          Annuity         Policies
                                      Separate
                                      Account
* Nationwide VLI            Ohio      Nationwide      Issuer of Life
  Separate Account                    Life Separate   Insurance
                                      Account         Policies
* Nationwide VLI            Ohio      Nationwide      Issuer of Life
  Separate Account-2                  Life Separate   Insurance
                                      Account         Policies
* Nationwide VLI            Ohio      Nationwide      Issuer of Life
  Separate Account-3                  Life Separate   Insurance
                                      Account         Policies
* Nationwide VLI            Ohio      Nationwide      Issuer of Life
  Separate Account-4                  Life Separate   Insurance
                                      Account         Policies
* Nationwide VLI            Ohio      Nationwide      Issuer of Life
  Separate Account-5                  Life Separate   Insurance
                                      Account         Policies
  Nationwide VLI            Ohio      Nationwide      Issuer of Life
  Separate Account-6                  Life Separate   Insurance
                                      Account         Policies





                                                                                                                         (left side)







                  ------------------------------------------------------------------------------------------------------------------
                  |                                     |
      ---------------------------           ---------------------------       ----------------------------
      |   NATIONWIDE AFFINITY   |           |         ALLIED          |       |                          |
      |    INSURANCE COMPANY    |           |       GROUP, INC.       |       |                          |
      |       OF AMERICA        |           |          (AGI)          |       |     NATIONWIDE LLOYDS    |
      |                         |           |                         |       |                          |
      |Common Stock: 500,000    |   |-------|Common Stock: 850 Shares |---|   |                          |
      |------------  Shares     |   |       |------------             |   |   |      A TEXAS LLOYDS      |==========================
      |                         |   |       |                         |   |   |                          |
      |                         |   |       |                         |   |   |                          |
      |              Cost       |   |       |              Cost       |   |   |                          |
      |Casualty-     ----       |   |       |Casualty-     ----       |   |   |                          |
      |100%          $23,843,431|   |       |100%       $1,245,344,591|   |   |                          |
      ---------------------------   |       ---------------------------   |   ----------------------------
                                    |                                     |
      ---------------------------   |       ---------------------------   |   ----------------------------
      |  NATIONWIDE INSURANCE   |   |       |          ALLIED         |   |   |        DEPOSITORS        |
      |   COMPANY OF AMERICA    |   |       |    DOCUMENT SOLUTIONS,  |   |   |     INSURANCE COMPANY    |
      |                         |   |       |           INC.          |   |   |       (DEPOSITORS)       |
      |Common Stock: 12,000     |   |       |Common Stock: 10,000     |   |   |Common Stock: 300,000     |
      |------------  Shares     |   |       |------------  Shares     |   |   |------------  Shares      |
      |                         |---|       |                         |---|---|                          |
      |              Cost       |   |       |              Cost       |   |   |              Cost        |
      |              ----       |   |       |              ----       |   |   |              ----        |
      |AGI-100%    $215,273,000 |   |       |AGI-100%      $610,000   |   |   |AGI-100%      $22,251,842 |
      ---------------------------   |       ---------------------------   |   |---------------------------
                                    |                                     |
      ---------------------------   |       --------------------------    |   ----------------------------
      |       AID FINANCE       |   |       |         PREMIER         |   |   |     ALLIED PROPERTY      |
      |      SERVICES, INC.     |   |       |         AGENCY,         |   |   |       AND CASUALTY       |
      |      (AID FINANCE)      |   |       |           INC.          |   |   |    INSURANCE COMPANY     |
      |Common Stock: 10,000     |   |       |Common Stock: 100,000    |   |   |Common Stock: 300,000     |
      |------------  Shares     |   |       |------------  Shares     |   |   |------------  Shares      |
      |                         |---|       |                         |-------|                          |
      |              Cost       |   |       |              Cost       |   |   |              Cost        |
      |              ----       |   |       |              ----       |   |   |              ----        |
      |AGI-100%      $19,545,634|   |       |AGI-100%      $100,000   |   |   |AGI-100%      $47,018,643 |
      ---------------------------   |       ---------------------------   |   ----------------------------
                  |                 |                                     |
      ---------------------------   |       ---------------------------   |   ----------------------------
      |         ALLIED          |   |       |           AMCO          |   |   |         WESTERN          |
      |    GROUP INSURANCE      |   |       |    INSURANCE COMPANY    |   |   |    HERITAGE INSURANCE    |
      |   MARKETING COMPANY     |   |       |          (AMCO)         |   |   |         COMPANY          |
      |                         |   |       |Common Stock: 300,000    |   |   |                          |
      |Common Stock: 20,000     |   |       |------------  Shares     |   |   |Common Stock: 4,776,076   |
      |------------  Shares     |   |       |                         |   |   |------------  Shares      |
      |                         |   |    ---|                         |----   |                          |-------------------------
      |                         |   |    |  |                         |       |                          |                |
      |                         |   |    |  |                         |       |                          |                |
      |                         |   |    |  |                         |       |                          |                |
      |              Cost       |   |    |  |             Cost        |       |              Cost        |                |
      | Aid          ----       |   |    |  |             ----        |       |              ----        |                |
      | Finance-100% $16,059,469|   |    |  |AGI-100%     $147,425,540|       |SIC - 100%    $57,000,000 |                |
      --------------------------    |    |  ---------------------------       ----------------------------                |
                                    |    |                                                                                |
      ---------------------------   |    |  ---------------------------       ----------------------------                |
      |   NATIONWIDE MORTGAGE   |   |    |  |           ALLIED        |       |     VETERINARY PET       |                |
      |      HOLDINGS INC.      |   |    |  |      GENERAL AGENCY     |       |     SERVICES, INC.       |                |
      |         (NMHI)          |   |    |  |          COMPANY        |       |         (VPSI)           |                |
      |                         |   |    |  |Common Stock: 5,000      |       |                          |                |
      |                         |   |    |  |------------  Shares     |       |Common Stock: 1,695,985   |                |
------|                         |---|    ---|                         |       |------------- Shares      |--------------------------
|     |                         |        |  |                         |       |                          |
|     |                         |        |  |              Cost       |       |              Cost        |
|     |                         |        |  |              ----       |       |              ----        |
|     |AGI-100%                 |        |  |AMCO-100%     $135,342   |       |SIC-5.1%      $60,701     |
|     --------------------------         |  ---------------------------       |                          |
|                                        |                                    |Preferred-A   403,226     |
|     ---------------------------        |  ---------------------------       |-----------   Shares      |
|     |     NATIONWIDE HOME     |        |  |      ALLIED TEXAS       |       |              Cost        |
|     |  MORTGAGE DISTRIBUTORS  |        |  |      AGENCY, INC.       |       |              ----        |
|     |           INC.          |        |  |                         |       |SIC - 100%    $1,121,613  |
|     |                         |        |  |                         |       |                          |
|     |                         |        |  |                         |       |Preferred-B   250,596     |
------|                         |        ---|                         |       |-----------   Shares      |
|     |                         |        |  |                         |       |              Cost        |
|     |                         |        |  |                         |       |              ----        |
|     |NMHI-100%                |        |  |AMCO-100%                |       |SIC-96.5%     $672,968    |
|     ---------------------------        |  ---------------------------       -------------|--------------
|                                        |                                                 |
|     ---------------------------        |  ---------------------------       -------------|-------------
|     |       NATIONWIDE        |        |  |    CALFARM INSURANCE    |       |     VETERINARY PET      |
|     |   ADVANTAGE MORTGAGE    |        |  |          AGENCY         |       |     INSURANCE CO.       |
|     |     COMPANY (NAMC)      |        |  |                         |       |                         |
|     |                         |        |  |                         |       |                         |
|     |Common Stock: 54,348     |        |  |Common Stock: 1,000      |       |                         |
|     |------------  Shares     |        |  |------------  Shares     |       |                         |
|     |                         |        |  |                         |       |                         |
------|                         |        ---|                         |       |                         |
      |                         |           |                         |       |                         |
      |NMHI-89.75%              |           |AMCO-100%                |       |VPSI-100%                |
      ---------------------------           ---------------------------       ---------------------------
                  |                                    |
      ---------------------------           ---------------------------
      |          AGMC           |           |    CAL-AG INSURANCE     |
      |   REINSURANCE, LTD.     |           |     SERVICES, INC.      |
      |                         |           |                         |
      |                         |           |                         |
      |Common Stock: 11,000     |           |Common Stock: 100        |
      |------------  Shares     |            ------------  Shares     |
      |                         |           |                         |
      |              Cost       |           |                         |
      |              ----       |           |CalFarm Insurance        |
      |NAMC-100%     $11,000    |           |Agency - 100%            |
      ---------------------------           ---------------------------


                                                    NATIONWIDE(R)                                                  (middle)
  ------------------------------------------                                              ------------------------------------------
  |                                        |                                              |                                        |
  |           NATIONWIDE MUTUAL            |                                              |          NATIONWIDE MUTUAL             |
  |           INSURANCE COMPANY            |==============================================|        FIRE INSURANCE COMPANY          |
  |              (CASUALTY)                |                                              |               (FIRE)                   |
  |                                        |                                              |                                        |
  --------------------|---------------------                                              ------------------|-----------------------
  |  ||               |                                                                                     |
--|  ||               |--------------------------------------------------------------------|                |-----------------------
     ||                                                                                    |
     ||                                          |----------------------------------------------------------------------------------
     ||                                          |                                         |
     ||  --------------------------------        |   --------------------------------      |        --------------------------------
     ||  |       FARMLAND MUTUAL        |        |   |      NATIONWIDE GENERAL      |      |        |          SCOTTSDALE          |
     ||  |      INSURANCE COMPANY       |        |   |      INSURANCE COMPANY       |      |        |      INDEMNITY COMPANY       |
     ||  |Guaranty Fund                 |        |   |                              |      |        |                              |
=====||==|------------                  |---|    |---|Common Stock: 20,000          |      |--------|Common Stock: 50,000          |
         |Certificate                   |   |    |   |------------  Shares          |      |        |------------  Shares          |
         |-----------                   |   |    |   |                              |      |        |                              |
         |                 Cost         |   |    |   |              Cost            |      |        |              Cost            |
         |                 ----         |   |    |   |              ----            |      |        |              ----            |
         |Casualty         $500,000     |   |    |   |Casualty-100% $5,944,422      |      |        |Casualty-100% $8,800,000      |
         --------------------------------   |    |   --------------------------------      |        --------------------------------
                                            |    |                                         |
         --------------------------------   |    |   --------------------------------      |        --------------------------------
         |          F & B, INC.         |   |    |   |     NATIONWIDE PROPERTY      |      |        |         NATIONWIDE           |
         |                              |   |    |   |        AND CASUALTY          |      |        |      INDEMNITY COMPANY       |
         |Common Stock:    1 Share      |   |    |   |      INSURANCE COMPANY       |      |        |       (NW INDEMNITY)         |
         |------------                  |   |    |   |                              |      |        |                              |
         |                              |---|    |---|Common Stock: 60,000          |      |--------|Common Stock: 28,000          |
         |                              |   |    |   |------------  Shares          |      |        |------------  Shares          |
         |                              |   |    |   |                              |      |        |                              |
         |                 Cost         |   |    |   |              Cost            |      |        |              Cost            |
         | Farmland        ----         |   |    |   |              ----            |      |        |              ----            |
         | Mutual-100%     $1,010       |   |        |Casualty-100% $6,000,000      |      |        |Casualty-100% $594,529,000    |
         --------------------------------   |    |   --------------------------------               --------------------------------
                                            |    |                                         |
         --------------------------------   |    |   --------------------------------      |        --------------------------------
         |     COOPERATIVE SERVICE      |   |    |   |     NATIONWIDE ASSURANCE     |      |        |          LONE STAR           |
         |           COMPANY            |   |    |   |           COMPANY            |      |        |     GENERAL AGENCY, INC.     |
         |                              |----    |---|                              |      |--------|                              |
         |Common Stock: 600 Shares      |        |   |Common Stock: 1,750           |      |        |Common Stock: 1,000           |
         |------------                  |            |------------  Shares          |      |        |------------  Shares          |
         |                              |        |   |                              |               |                              |
         |                 Cost         |        |   |              Cost            |      |        |              Cost            |
         |Farmland         ----         |        |   |              ----            |      |        |              ----            |
         |Mutual-100%      $5,336,063   |        |   |Casualty-100% $41,750,000     |      |        |Casualty-100% $5,000,000      |
         --------------------------------        |   --------------------------------      |        --------------------------------
                                                 |                                         |                        ||
         --------------------------------        |   --------------------------------      |        --------------------------------
         |          SCOTTSDALE          |        |   |   NATIONWIDE AGRIBUSINESS    |      |        |       COLONIAL COUNTY        |
         |       INSURANCE COMPANY      |        |   |      INSURANCE COMPANY       |      |        |       MUTUAL INSURANCE       |
         |             (SIC)            |        |   |                              |      |        |           COMPANY            |
         |                              |--------|---|Common Stock:  1,000,000      |      |        |                              |
         |Common Stock:    30,136       |        |   |------------   Shares         |      |        |                              |
         |------------     Shares       |        |   |                              |      |        |                              |
---------|                              |        |   |                              |      |        | Surplus Debentures:          |
         |                              |        |   |               Cost           |      |        | ------------------           |
         |                              |        |   |               ----           |      |        |                              |
         |                              |        |   |Casualty-99.9% $26,714,335    |      |        |                 Cost         |
         |                 Cost         |        |   |Other Capital:                |      |        |                 ----         |
         |                 ----         |        |   |-------------                 |      |        |Colonial         $500,000     |
         |Casualty-100%    $150,000,500 |        |   |Casualty-Ptd.  $713,576       |      |        |Lone Star         150,000     |
         --------------------------------        |   --------------------------------      |        --------------------------------
                                                 |                                         |
         --------------------------------        |   --------------------------------      |        --------------------------------
         |         SCOTTSDALE           |        |   |     NATIONAL CASUALTY        |      |        |    NATIONWIDE SERVICES       |
         |        SURPLUS LINES         |        |   |          COMPANY             |      |        |       COMPANY, LLC           |
         |      INSURANCE COMPANY       |        |---|           (NC)               |      |--------|                              |
         |                              |        |   |                              |      |        |                              |
         |Common Stock:    10,000       |        |   |Common Stock:    100          |      |        |Single Member Limited         |
---------|------------     Shares       |        |   |------------     Shares       |      |        |Liability Company             |
         |                              |        |   |                              |      |        |                              |
         |                 Cost         |        |   |                 Cost         |      |        |                              |
         |                 ----         |        |   |                 ----         |      |        |                              |
         |SIC-100%         $6,000,000   |        |   |Casualty-100%    $67,442,439  |      |        |Casualty-100%                 |
         --------------------------------        |   --------------------------------      |        --------------------------------
                                                 |                  |                      |
         --------------------------------        |   --------------------------------      |        --------------------------------
         |            RP&C              |        |   |    NCC OF AMERICA, LTD.      |      |        |      AMERICAN MARINE         |
         |        INTERNATIONAL         |        |   |        (INACTIVE)            |      |        |     UNDERWRITERS, INC.       |
         |                              |        |   |                              |      |        |                              |
         |Common Stock:    963          |        |   |                              |      |        |Common Stock: 20 Shares       |
         |------------     Shares       |        |   |                              |      |        |------------                  |
         |                              |--------|   |                              |      |--------|                              |
         |                 Cost         |        |   |                              |      |        |              Cost            |
         |                 ----         |        |   |NC-100%                       |      |        |              ----            |
         |Casualty-23.88%  $2,400,740   |        |   |                              |      |        |Casualty-100% $5,020          |
         --------------------------------        |   --------------------------------      |        --------------------------------
                                                 |                                         |
         --------------------------------        |   --------------------------------      |        --------------------------------
         |       NATIONWIDE CAPITAL     |        |   |      NEWHOUSE CAPITAL        |      |        |    NATIONWIDE INSURANCE      |
         |         MORTGAGE, LLC        |        |   |        PARTNERS, LLC         |      |        |     COMPANY OF FLORIDA       |
         |                              |---------   |                              |---------------|                              |
         |                              |            |                              |               |                              |
         |Mutual-5%                     |            |                              |               |Common Stock: 10,000          |
         |                              |            |Casualty-70%                  |               |------------  Shares          |
         |                              |            |                              |               |                              |
         |                              |            |GGAMI-19%                     |               |              Cost            |
         |NW Indemnity-95%              |            |                              |               |              ----            |
         |                              |            |Fire-10%                      |               |Casualty-100% $300,000,000    |
         --------------------------------            --------------------------------               --------------------------------



                                                                                                                        (right side)
                                                                                                            ------------------------
                                                                                                            |      NATIONWIDE      |
                                                                                                            |      FOUNDATION      |
                                                                                                            |                      |
                                                                                                            |      MEMBERSHIP      |
                                                                                                            |      NONPROFIT       |
                                                                                                            |     CORPORATION      |
                                                                                                            ------------------------

---------------------------------------------------------------------------------|-------------------------------------|
                                                                                 |                                     |
--|-------------------------------------------|---------------------|            |                                     |
  |                                           |                     |            |                                     |
  |                                           |                     |            |                                     |
  |     --------------------------------      |   ------------------|------------|-----          ----------------------|------------
  |     |       NATIONWIDE CASH        |      |   |            NATIONWIDE             |          |                                 |
  |     |      MANAGEMENT COMPANY      |      |   |            CORPORATION            |          |             RETENTION           |
  |     |                              |      |   |                                   |          |         ALTERNATIVES, LTD.      |
  |     |                              |      |   |Common Stock:    Control:          |          |                                 |
  |     |Common Stock:    100 Shares   |      |   |------------     -------           |          |                                 |
  |-----|------------                  |      |   |13,642,432       100%              |          |                                 |
  |     |                 Cost         |      |   |         Shares     Cost           |          |                                 |
  |     |                 ----         |      |   |         ------     ----           |          |                                 |
  |     |Casualty-100%    $11,226      |      |   |Casualty 12,992,922 $1,344,787,854 |          |                                 |
  |     |                              |      |   |Fire        649,510    118,038,022 |          |   Fire-100%                     |
  |     |                              |      |   |          (See Page 2)             |          |                                 |
  |     --------------------------------      |   -------------------------------------          -----------------------------------
  |                                           |
  |     --------------------------------      |   -------------------------------------
  |     |          NATIONWIDE          |      |   |         ALLNATIONS, INC.          |
  |     |           ARENA LLC          |      |   |Common Stock:    12,206 Shares     |
  |     |                              |      |   |-------------    Cost              |
  |-----|                              |      |---|                 ----              |
  |     |                              |      |   |Casualty-16.1%   $93,555           |
  |     |                              |      |   |Fire-16.1%       $93,697           |
  |     |                              |      |   |Preferred Stock  1,466 Shares      |
  |     |Casualty-90%                  |      |   |---------------  Cost              |
  |     |                              |      |   |                 ----              |
  |     |                              |      |   |Casualty-6.8%    $100,000          |
  |     |                              |      |   |Fire-6.8%        $100,000          |
  |     --------------------------------      |   -------------------------------------
  |                                           |
  |     --------------------------------      |   -------------------------------------
  |     |    NATIONWIDE INSURANCE      |      |   |     NATIONWIDE INTERNATIONAL      |
  |     |     SALES COMPANY, LLC       |      |   |           UNDERWRITERS            |
  |     |            (NISC)            |      |   |                                   |
  ------|                              |---|  |---|Common Stock:    1,000             |
  |     |    Single Member Limited     |   |  |   |------------    Shares             |
  |     |      Liability Company       |   |  |   |                                   |
  |     |                              |   |  |   |                 Cost              |
  |     |                              |   |  |   |                 ----              |
  |     |Casualty-100%                 |   |  |   |Casualty-100%    $10,000           |
  |     ---------------|----------------   |  |   -------------------------------------
  |                    |                   |  |
  |     ---------------|----------------   |  |   -------------------------------------
  |     |          INSURANCE           |   |  |   |         CALFARM INSURANCE         |
  |     |     INTERMEDIARIES, INC.     |   |  |   |              COMPANY              |
  |     |                              |   |  |   |                                   |
  |     |Common Stock:   1,615 Shares  |   |  |   |Common Stock:   52,000 Shares      |
  |     |-------------                 |   |  |---|--------------                     |
  |     |                 Cost         |   |  |   |                 Cost              |
  |     |                 ----         |   |  |   |                 ----              |
  |     |NISC-100%        $1,615,000   |   |  |   |Casualty-100%    $106,164,995      |
  |     --------------------------------   |  |   -------------------------------------
  |                                        |  |
  |     --------------------------------   |  |   -------------------------------------
  |     |       DISCOVER INSURANCE     |   |  |   |        NATIONWIDE REALTY          |
  |     |         AGENCY, LLC          |   |  |   |         INVESTORS, LTD            |
  |     |                              |   |  |   |                                   |
  |     |     Single Member Limited    |   |  |   |Casualty-84.1%                     |
  |     |       Liability Company      |---|  |---|                                   |
  |     |                              |      |   |                                   |
  |     |NISC-100%                     |      |   |NW Life 15.9%                      |
  |     --------------------------------      |   -------------------------------------
  |                                           |
  |     --------------------------------      |   -------------------------------------
  |     |       DISCOVER INSURANCE     |      |   |        NATIONWIDE STRATEGIC       |
  |     |           AGENCY OF          |      |   |         INVESTOR FUND, LLC        |
  |     |           TEXAS, LLC         |      |   |                                   |
  |     |                              |      |   |      Single Member Limited        |
  |=====|     Single Member Limited    |      |---|        Liability Company          |
        |       Liability Company      |          |                                   |
        |                              |          |                                   |
        |                              |          |Casualty-100%                      |
        --------------------------------          -------------------------------------

                                                                                        Subsidiary Companies      -- Solid Line
                                                                                        Contractual Association   -- Double Line
                                                                                        Limited Liability Company -- Dotted Line

                                                                                        June 30, 2002

                                                                         Page 1






















                                                                                                                       (Left Side)

                                                                                                                    |--------------
                                                                                                                    |
                                                                                                      -----------------------------
                                                                                                      |        NATIONWIDE         |
                                                                                                      | HEALTH PLANS, INC. (NHP)  |
                                                                                                      | Common Stock: 100 Shares  |
                                                                                                      | ------------  Cost        |
                                                                                                      |               ----        |
                                                                                                      | NW Corp.-100% $19,103,732 |
                                                                                                      |      (See Page 3)         |
                                                                                                      -----------------------------

                 |-----------------------------------------------------------------------------------------------------------------
      -----------|-----------------                      ------------------|----------                --------------|--------------
      | NATIONWIDE LIFE INSURANCE |                      |    NATIONWIDE FINANCIAL   |                |       TBG INSURANCE       |
      |   COMPANY (NW LIFE)       |                      |   SERVICES CAPITAL TRUST  |                |   SERVICES CORPORATION    |
      |                           |                      |                           |                |                           |
      | Common Stock: 3,814,779   |                      | Preferred Stock:          |                |                           |
      | ------------  Shares      |                      | ---------------           |                |                           |
      |                           |                      |                           |                |                           |
      |                           |                      |                           |                |                           |
      |                           |                      |                           |                |                           |
      | NFS-100%                  |                      | NFS-100%                  |                | NFS-65%                   |
      -----------|-----------------                      -----------------------------                -----------------------------
                 |
                 |  -----------------------------
                 |  |    NATIONWIDE LIFE AND    |
                 |  | ANNUITY INSURANCE COMPANY |
                 |  |                           |
                 |  | Common Stock: 66,000      |
                 |--| ------------  Shares      |
                 |  |                           |
                 |  |                           |
                 |  |               Cost        |
                 |  |               ----        |
                 |  | NW Life-100% $183,070,003 |
                 |  -----------------------------
                 |
                 |  -----------------------------
                 |  |   NATIONWIDE INVESTMENT   |
                 |  |   SERVICES CORPORATION    |
                 |  |                           |
                 |  | Common Stock: 5,000       |
                 |--| ------------  Shares      |
                 |  |                           |
                 |  |                           |
                 |  |               Cost        |
                 |  |               ----        |
                 |  | NW Life-100% $529,728     |
                 |  -----------------------------
                 |
                 |  -----------------------------
                 |  |   NATIONWIDE FINANCIAL    |
                 |  |       ASSIGNMENT          |
                 |  |        COMPANY            |
                 |  |                           |
                 |--|                           |
                 |  |                           |
                 |  |                           |
                 |  |                           |
                 |  | NW Life-100%              |
                 |  -----------------------------
                 |
                 |  -----------------------------
                 |  |        NATIONWIDE         |
                 |  |     PROPERTIES, LTD.      |
                 |  |                           |
                 |  |                           |
                 |--|                           |
                 |  | Units:                    |
                 |  | ------                    |
                 |  | NW Life-97.6%             |
                 |  | NW Mutual-2.4%            |
                 |  -----------------------------
                 |  -----------------------------
                 |  |   NATIONWIDE COMMUNITY    |
                 |  |   DEVELOPMENT CORP., LLC  |
                 |  |                           |
                 |  |                           |
                 |--|                           |
                 |  | Units:                    |
                 |  | ------                    |
                 |  | NW Life-67%               |
                 |  | NW Indemnity-33%          |
                 |  -----------------------------
                 |
                 |  -----------------------------
                 |  |   NATIONWIDE AFFORDABLE   |
                 |  |       HOUSING, LLC        |
                 |  |                           |
                 |  |                           |
                 ---|                           |
                    |                           |
                    |                           |
                    | NW Life-45%               |
                    | NW Indemnity-45%          |
                    -----------------------------



                                                                                                              (Center)
                                                    NATIONWIDE(R)
---------------------------------------                                 ---------------------------------------------
|      NATIONWIDE MUTUAL               |                                |          NATIONWIDE MUTUAL                |
|      INSURANCE COMPANY               |================================|       FIRE INSURANCE COMPANY              |
|        (CASUALTY)                    |                 |              |               (FIRE)                      |
----------------------------------------                 |              ---------------------------------------------
                                                         |
                                      -----------------------------------------
                                      |    NATIONWIDE CORPORATION (NW CORP)   |
                                      |   COMMON STOCK:           CONTROL:    |
                                      |   ------------            -------     |
                                      |    13,642,432               100%      |
                                      |             SHARES     COST           |
                                      |             ------     ----           |
                                      |CASUALTY     12,992,922 $1,344,787,854 |
                                      |FIRE            649,510    118,038,022 |
                                      -------------------|---------------------
                                                         |
-------------------------------|-------------------------|--------------------------|-------------------------------
                               |                         |              ------------|------------
                   ------------|------------ ------------|------------- |    GARTMORE GLOBAL     |
                   |      NATIONWIDE       | |                        | | INVESTMENTS, INC. (GGI)|
                   |   SECURITIES, INC.    | |  NATIONWIDE FINANCIAL  | |Common Stock:  958,750  |
                   |Common Stock: 7,676    | |  SERVICES, INC. (NFS)  | |-------------    Shares |
                   |------------- Shares   | |Common Stock: Control:  | |Corp.-94%               |
                   |              Cost     | |------------  -------     | |Preferred Stock: 500,000|
                   |              ----     | |Class A    Public-100%  | |---------------  Shares |
                   |Corp.-100%  $5,996,261 | |Class B    NW Corp-100% | |Corp.-100% (See Page 3) |
                   ------------------------- ------------|------------- --------------------------
                                                         |
-------------------------------|------------------------ |--------------------------|-------------------------------
                               |                         |                          |
                   ------------|------------ ------------|------------- -------------------------
                   |    NATIONWIDE TRUST   | | NFS DISTRIBUTORS, INC. | |  NATIONWIDE FINANCIAL  |
                   |     COMPANY, FSB      | |        (NFSDI)         | |    SERVICES CAPITAL    |
                   |Common Stock: 2,800,000| |                        | |        TRUST II        |
                   |------------- Shares   | |                        | |                        |
                   |              Cost     | |                        | |                        |
                   |              ----     | |                        | |                        |
                   |NFS-100%    $3,000,000 | | NFS-100%               | |NFS-100%                |
                   ------------------------- ------------|------------- --------------------------
                                                         |
                               ---------------------------------------------------------|---------------------------
                               |                         |               |              |
                   ------------|------------ ------------|-------------  |  ------------|------------
                   |  NATIONWIDE FINANCIAL | |    NATIONAL DEFERRED   |  |  |      THE 401(k)        |
                   |       INSTITUTION     | |   COMPENSATION, INC.   |  |  |    COMPANIES, INC.     |
                   |       DISTRIBUTORS    | |                        |  |  |       (401(k))         |
                   | AGENCY, INC. (NFIDAI) | |                        |  |  |                        |
                   |Common Stock: 1,000    | |                        |  |  |                        |
                   |------------- Shares   | |                        |  |  |                        |
                   |NFSDI-100%             | | NFSDI-100%             |  |  |NFSDI-100%              |
                   ------------------------- -----------|-|------------  |  -------------------|------
                             | | |                      |-|--------| |   |                     |--------|
                             | | |                      |----------| |    --------------|               |
---------------------------  | | |   ----------------------------  | |      ------------|-------------  |
|   FINANCIAL HORIZONS    |  | | |   |                          |  | |      |  NATIONWIDE RETIREMENT |  |
|  DISTRIBUTORS AGENCY    |  | | |   |                          |  | |      |   PLAN SERVICES, INC.  |  |
|   OF ALABAMA, INC.      |  | | |   |                          |  | |      |                        |  |
|Common Stock:  10,000    |--| | |   |         FLORIDA          |  | |      | Common Stock: Control  |  |
|-------------  Shares    |  | | |   |         RECORDS          |--|--      | ------------- -------  |  |
|               Cost      |  | | |   |    ADMINISTRATOR, INC.   |           | Class A      NFS-100%  |  |
|               ----      |  | | |   |                          |           | Class B    NFSDI-100%  |  |
|NFIDAI-100%    $100      |  | | |   |                          |           |                        |  |
---------------------------  | | |   ----------------------------           -------------------------   |
                             | | |                                                                      |
                             | | |                                                                      |
---------------------------  | | |   ----------------------------           --------------------------  |
|  LANDMARK FINANCIAL     |  | | |   |                          |           |    401(k) INVESTMENT   |  |
|      SERVICES OF        |  | | |   |                          |           |     SERVICES, INC.     |  |
|     NEW YORK, INC.      |  | | |---|                          |           |                        |  |
|Common Stock:  10,000    |--| | |   |   FINANCIAL HORIZONS     |           | Common Stock: 1,000,000|--|
|-------------  Shares    |  | | |---|      DISTRIBUTORS        |           | ------------- Shares   |  |
|               Cost      |  | | |   |  AGENCY OF OHIO, INC.    |           |               Cost     |  |
|               ----      |  | | |   |                          |           |               ----     |  |
|NFIDAI-100%    $10,100   |  | | |   |                          |           |401(k)-100%    $7,800   |  |
---------------------------  | | |   ----------------------------           --------------------------  |
                             | | |                                                                      |
                             | | |                                                                      |
---------------------------  | | |   ----------------------------           --------------------------  |
|   FINANCIAL HORIZONS    |  | | |   |                          |           |    401(k) INVESTMENT   |  |
|   SECURITIES CORP.      |  | | |   |                          |           |      ADVISORS, INC.    |  |
|                         |  | | |---|   FINANCIAL HORIZONS     |           |                        |  |
|Common Stock:  10,000    |--| | |   |      DISTRIBUTORS        |           | Common Stock: 1,000    |--|
|-------------  Shares    |  | | |---|       AGENCY OF          |           | ------------- Shares   |  |
|               Cost      |  | | |   |     OKLAHOMA, INC.       |           |               Cost     |  |
|               ----      |  | | |   |                          |           |               ----     |  |
|NFIDAI-100%    $153,000  |  | | |   |                          |           |401(k)-100%    $1,000   |  |
---------------------------  | | |   ----------------------------           --------------------------  |
                             | | |                                                                      |
                             | | |                                                                      |
---------------------------  | | |   ----------------------------           --------------------------  |
| AFFILIATE AGENCY, INC.  |  | | |   |                          |           |    THE 401(k) COMPANY  |  |
|                         |  | | |   |                          |           |                        |  |
|                         |  | | |---|                          |           |                        |  |
|Common Stock:  100       |--| | |   |   FINANCIAL HORIZONS     |           | Common Stock: 855,000  |--|
|-------------  Shares    |  | | |---|      DISTRIBUTORS        |           | ------------- Shares   |  |
|               Cost      |  | | |   |  AGENCY OF TEXAS, INC.   |           |               Cost     |  |
|               ----      |  | | |   |                          |           |               ----     |  |
|NFIDAI-100%    $100      |  | | |   |                          |           |401(k)-100%    $1,000   |  |
---------------------------  | | |   ----------------------------           --------------------------  |
                             | | |                                                                      |
                             | | |                                                                      |
---------------------------  | | |   ----------------------------           --------------------------  |
|  NATIONWIDE FINANCIAL   |  | | |   |    AFFILIATE AGENCY      |           |                        |  |
|INSTITUTION DISTRIBUTORS |  | | |   |      OF OHIO, INC.       |           |                        |  |
|  INSURANCE AGENCY, INC. |  | | |   |                          |           |                        |  |
|       OF MASS.          |  | | |   |Common Stock:  750 Shares |           | RIVERVIEW AGENCY, INC. |--|
|Common Stock:  100       |--| |-----|------------              |           |                        |--|
|-------------  Shares    |  |       |                          |           |                        |
|                         |  |       |                          |           |                        |
|NFIDAI-100%              |  |       |NFIDAI-100%               |           |                        |
---------------------------  |       ----------------------------           --------------------------
                             |
                             |
---------------------------  |
|  NATIONWIDE FINANCIAL   |  |
|INSTITUTION DISTRIBUTORS |  |
|      AGENCY, INC.       |  |
|     OF NEW MEXICO       |--|
|                         |
|Common Stock:  100       |
|------------   Shares    |
|NFIDAI-100%              |
---------------------------






                                                                                                                            (Right)















----------------------------------------------------------------
                                |                              |
                                |                              |
                                |                              |
                                |                              |
                                |                              |
                                |                              |
                                |                              |
                                |                              |
                 ---------------|--------------   -------------|-----------------
                 |     NATIONWIDE GLOBAL      |   |       GATES MCDONALD        |
                 |    HOLDINGS, INC. (NGH)    |   |      & COMPANY (GATES)      |
                 |                            |   |                             |
                 |Common Stock:   1 Share     |   |Common Stock:  254 Shares    |
                 |------------                |   |------------                 |
                 |               Cost         |   |               Cost          |
                 |               ----         |   |               ----          |
                 |NW Corp.-100%  $794,465,454 |   |NW Corp.-100%  $25,683,532   |
                 |         (See Page 4)       |   |        (See Page 3)         |
                 ------------------------------   -------------------------------
-------------------------------|----------------------------------|-----------------------------------|
                               |                                  |                                   |
                 --------------|---------------   ----------------|--------------      ---------------|--------------
                 |   NATIONWIDE FINANCIAL     |   |   PENSION ASSOCIATES, INC.  |      |     EAGLE ACQUISITION      |
                 |  SERVICES (BERMUDA) LTD.   |   |                             |      |        CORPORATION         |
                 |Common Stock: 250,000       |   | Common Stock: 1,000 Shares  |      |                            |
                 |------------  Shares        |   | ------------                |      |                            |
                 |              Cost          |   |               Cost          |      |                            |
                 |              ----          |   |               ----          |      |                            |
                 |NFS-100%      $13,500,000   |   | NFS-100%      $2,839,392    |      | NFS-100%                   |
                 ------------------------------   |-------------------------------     ------------------------------
-------------------------------|
                               |
                 --------------|---------------
                 |   NATIONWIDE RETIREMENT    |
                 |   SOLUTIONS, INC. (NRS)    |
                 |Common Stock: 236,494       |
                 |------------  Shares        |
                 |                            |
                 |                            |
                 |NFSDI-100%                  |
                 --------------|---------------
                               |
                               |
------------------------------ | -------------------------------
|   NATIONWIDE RETIREMENT    | | |   NATIONWIDE RETIREMENT     |
|    SOLUTIONS, INC. OF      | | |    SOLUTIONS, INC. OF       |
|         ALABAMA            | | |        NEW MEXICO           |
|Common Stock: 10,000 Shares | | |Common Stock:  1,000 Shares  |
|------------                |-|-|------------                 |
|              Cost          | | |               Cost          |
|              ----          | | |               ----          |
|NRS-100%      $1,000        | | |NRS-100%      $1,000         |
------------------------------ | ------------------------------
                               |
                               |
------------------------------ | -------------------------------
|   NATIONWIDE RETIREMENT    | | |   NATIONWIDE RETIREMENT     |
| SOLUTIONS, INC. OF ARIZONA | | |    SOLUTIONS, INC. OF       |
|                            | | |         SO. DAKOTA          |
|Common Stock: 1,000 Shares  |-|-|Common Stock:  1,000 Shares  |
|------------                | | |------------                 |
|              Cost          | | |               Cost          |
|              ----          | | |               ----          |
|NRS-100%      $1,000        | | |NRS-100%      $1,000         |
------------------------------ | ------------------------------
                               |
                               |
------------------------------ | -------------------------------
|   NATIONWIDE RETIREMENT    | | |   NATIONWIDE RETIREMENT     |
|SOLUTIONS, INC. OF ARKANSAS | | | SOLUTIONS, INC. OF WYOMING  |
|                            | | |                             |
|Common Stock: 50,000 Shares |-|-|Common Stock:  500 Shares    |
|------------                | | |------------                 |
|              Cost          | | |               Cost          |
|              ----          | | |               ----          |
|NRS-100%      $500          | | |NRS-100%      $500           |
------------------------------ | ------------------------------
                               |
                               |
------------------------------ | -------------------------------
|   NATIONWIDE RETIREMENT    | | |                             |
|SOLUTIONS, INS. AGENCY, INC.| | |                             |
|                            | |-|   NATIONWIDE RETIREMENT     |
|Common Stock: 1,000 Shares  |-|-|  SOLUTIONS, INC. OF OHIO    |
|------------                | | |                             |
|              Cost          | | |                             |
|              ----          | | |                             |
|NRS-100%      $1,000        | | |                             |
------------------------------ | ------------------------------
                               |
                               |
------------------------------ | -------------------------------
|   NATIONWIDE RETIREMENT    | | |                             |
| SOLUTIONS, INC. OF MONTANA | | |                             |
|                            | | |    NATIONWIDE RETIREMENT    |
|Common Stock: 500 Shares    | |-|     SOLUTIONS, INC. OF      |
|------------                |-|-|          OKLAHOMA           |
|              Cost          | | |                             |
|              ----          | | |                             |
|NRS-100%      $500          | | |                             |
------------------------------ | ------------------------------
                               |
                               |
------------------------------ | -------------------------------
|   NATIONWIDE RETIREMENT    | | |                             |
| SOLUTIONS, INC. OF NEVADA  | | |                             |
|                            | | |                             |      Subsidiary Companies      -- Solid Line
|Common Stock: 1,000 Shares  | |-|   NATIONWIDE RETIREMENT     |      Contractual Association   -- Double Line
|------------                |-|-|  SOLUTIONS, INC. OF TEXAS   |      Limited Liability Company -- Dotted Line
|              Cost          |   |                             |
|              ----          |   |                             |
|NRS-100%      $1,000        |   |                             |
------------------------------   ------------------------------       June 30, 2002



                                                                                                          Page 2




                                                                                    (Left Side)



















                                      |---------------------------------------------
                                      |
                      ----------------|------------------
                      |       GARTMORE GLOBAL           |
                      |   INVESTMENTS, INC. (GGI)       |
                      | Common Stock:  958,750 Shares   |
                      | ------------                    |
                      | Corp - 94%                      |
                      | Preferred Stock: 500,000 Shares |
                      | ---------------                 |
                      | Corp. - 100%                    |
                      -----------------------------------
                                      |
                  --------------------------------------
                  |                                    |
   --------------------------------     --------------------------------
   |     GARTMORE MUTUAL FUND     |     |                              |
   |        CAPITAL TRUST         |     |    GARTMORE S.A. CAPITAL     |------------------------------------
   |                              |     |         TRUST (GSA)          |
   |                              |     |                              |
   |                              |     |                              |
   |                              |     |                              |
   |   DELAWARE BUSINESS TRUST    |     | DELAWARE BUSINESS TRUST      |
   |                              |     |                              |
   --------------------------------     --------------------------------
                                                        |
                                                        |
                                                        |
                                                        |
                                        --------------------------------
                                        |           EMERGING           |
                                        |         MANAGERS, LLC        |
                                        |            (EM)              |
                                        |                              |
                                        |                              |
                                        | GSA - 100%                   |
                                        |                              |
                                        --------------------------------
                                                        |
                                                        |
                                                        |
                                                        |
                                        --------------------------------
                                        |          NORTHPOINTE         |
                                        |          CAPITAL LLC         |
                                        |                              |
                                        |                              |
                                        |                              |
                                        | EM - 65%                     |
                                        |                              |
                                        --------------------------------






                                                                                                                            (Center)
                                                                    NATIONWIDE(R)
                         -------------------------------                                        ----------------------------------
                         |      NATIONWIDE MUTUAL      |                                        |        NATIONWIDE MUTUAL       |
                         |      INSURANCE COMPANY      |=================|===================== |      FIRE INSURANCE COMPANY    |
                         |          (CASUALTY)         |                 |                      |               (FIRE)           |
                         -------------------------------                 |                      ----------------------------------
                                                                         |
                                                                         |
                                                      -------------------|---------------------
                                                      |   NATIONWIDE CORPORATION (NW CORP)    |
                                                      |        COMMON STOCK:   CONTROL:       |
                                                      |        -------------   --------       |
                                                      |           13,642,432   100%           |
                                                      |             SHARES     COST           |
                                                      |             ------     ----           |
                                                      | CASUALTY  12,992,922   $1,344,787,854 |
                                                      | FIRE         649,510      118,038,022 |
                                                      -----------------------------|-----------
                                                                                   |
                                                                                   |
                                                                                   |
          -------------------|------------------------------------|-----------------------------------|----------------------------
                             |                                    |                                   |
              ---------------|----------------    ----------------|---------------    ----------------|---------------
              |          NATIONWIDE          |    |       NATIONWIDE GLOBAL      |    |     NATIONWIDE FINANCIAL     |
              |       SECURITIES, INC.       |    |     HOLDINGS, INC. (NGH)     |    |     SERVICES, INC. (NFS)     |
              | Common Stock:   7,676 Shares |    | Common Stock:   1 Shares     |    | Common Stock:  Control       |
              | ------------                 |    | -------------   Cost         |    | -------------  -------       |
              |                 Cost         |    |                 ----         |    | Class A        Public-100%   |
              |                 ----         |    | NW Corp.-100%   $794,465,454 |    | Class B        NW Corp - 100%|
              | Corp. - 100%    $5,996,261   |    |       (See Page 4)           |    |        (See Page 2)          |
              --------------------------------    --------------------------------    --------------------------------



             --------------------------------     --------------------------------
             |     GARTMORE GLOBAL ASSET    |     |            ADVISOR           |
             |        MANAGEMENT, INC.      |     |         SOFTWARE, INC.       |
     --------|            (GGAMI)           |     |                              |
             |                              |-----|                              |
             |                              |  |  |                              |
             | GSA - 100%                   |  |  | GGAMI - 23%                  |
             |                              |  |  |                              |
             --------------------------------  |  --------------------------------
                                               |
                                               |
                                               |
                                               |
             --------------------------------  |  --------------------------------
             |           GARTMORE           |  |  |           INVESTIA           |
             |    INVESTORS SERVICES, INC.  |  |  |          HOLDINGS, LTD.      |
             | Common Stock:     5 Shares   |  |  |                              |
             | -------------     Cost       |-----|                              |
             |                   -----      |  |  |                              |
             | GGAMI - 100%      $5,000     |  |  | GGAMI - 25%                  |
             |                              |  |  |                              |
             --------------------------------  |  --------------------------------
                                               |
                                               |
                                               |
                                               |
             --------------------------------  |  --------------------------------
             |                              |  |  |       GARTMORE MORLEY        |
             |    NATIONWIDE GLOBAL FUNDS   |  |  |   FINANCIAL SERVICES, INC.   |
             |                              |  |  |           (MORLEY)           |
             |                              |-----|                              |---|
             |       LUXEMBOURG SICAV       |  |  | Common Stock:   82,343 shares|   |
             |                              |  |  | ------------                 |   |
             |                              |  |  | GGAMI -  100%                |   |
             --------------------------------  |  --------------------------------   |
                                               |                                     |
                                               |                                     |
                                               |                                     |
                                               |                                     |
             --------------------------------  |  --------------------------------   |
             |   GARTMORE DISTRIBUTION      |  |  |   GARTMORE MORLEY CAPITAL    |   |
             |        SERVICES, INC.        |  |  |        MANAGEMENT, INC.      |   |
             | Common Stock:   10,000 Shares|  |  | Common Stock:   500 Shares   |   |
             | ------------    Cost         |-----| ------------    Cost         |---|
             |                 -----        |  |  |                 -----        |   |
             | GGAMI - 100%    $146,653     |  |  | Morley - 100%   $5,000       |   |
             |                              |  |  |                              |   |
             --------------------------------  |  --------------------------------   |
                                               |                                     |
                                               |                                     |
                                               |                                     |
                                               |                                     |
             --------------------------------  |  --------------------------------   |
             |      CORVIANT CORPORATION    |  |  |           GARTMORE           |   |
             |             (CC)             |  |  |        TRUST COMPANY         |   |
             | Common Stock: 450,000 Shares |  |  |                              |   |
             | ------------                 |---  |                              |---|
             | Series A                     |     | Common Stock:   2,000 Shares |   |
             | -----------                  |     | ------------    Cost         |   |
             |  Preferred:   250,000 Shares |     |                 -----        |   |
             |  ---------    Cost           |     | Morley - 100%   $50,000      |   |
             |               ----           |     --------------------------------   |
             | GGAMI - 100%  $10,000,000    |                                        |
             --------------------------------                                        |
                            |                                                        |
                            |                                                        |
             --------------------------------     --------------------------------   |
             |                              |     |       GARTMORE MORLEY &      |   |
             |   VILLANOVA SECURITIES, LLC  |     |        ASSOCIATES, INC.      |   |
             |                              |     | Common Stock:   3,500 Shares |   |
             |                              |     | ------------    Cost         |---|
             | CC - 100%                    |     |                 -----        |
             |                              |     | Morley - 100%   $1,000       |
             |                              |     |                              |
             --------------------------------     --------------------------------






                                                                                                                            (Right)





















------------------------------------|------------------------------------------------------------|
                                    |                                                            |
                    ----------------|----------------                           -----------------|---------------
                    |        GATES, MCDONALD        |                           |          NATIONWIDE           |
                    |       & COMPANY (GATES)       |                           |   HEALTH PLANS, INC. (NHP)    |
                    |                               |                           |                               |
                    | Common Stock:    254 Shares   |                        ---| Common Stock:    100 Shares   |
                    | ------------     Cost         |                        |  | ------------     Cost         |
                    |                  ----         |                        |  |                  ----         |
                    | NW Corp - 100%   $25,683,532  |                        |  | NW Corp.-100%    $19,103,732  |
                    ----------------|----------------                        |  ---------------------------------
                                    |                                        |
                                    |                                        |
                                    |                                        |
 ---------------------------------  |  ---------------------------------     |  ---------------------------------
 |     MEDPROSOLUTIONS, INC.     |  |  |      NEVADA INDEPENDENT       |     |  |     NATIONWIDE MANAGEMENT     |
 |                               |  |  |    COMPANIES-MANUFACTURING    |     |  |         SYSTEMS, INC.         |
 |                               |  |  |      TRANSPORTATION AND       |     |  |                               |
 |                               |--|--|         DISTRIBUTION          |     |--|Common Stock:    100 Shares    |
 |                               |  |  |                               |     |  |------------                   |
 |                 Cost          |  |  |                               |     |  |                 Cost          |
 |                 ----          |  |  |                               |     |  |                 -----         |
 | Gates-100%      $6,700,000    |  |  |Common Stock:    1,000 Shares  |     |  |NHP-100%         $25,149       |
 |                               |  |  |------------                   |     |  |                               |
 |--------------------------------  |  |Gates - 100%                   |     |  ---------------------------------
 |                                  |  ---------------------------------     |
 |                                  |                                        |
 |--------------------------------  |  ---------------------------------     |  ---------------------------------
 |       GATES, MCDONALD &       |  |  |       NEVADA INDEPENDENT      |     |  |           NATIONWIDE          |
 |   COMPANY OF NEW YORK, INC.   |  |  |      COMPANIES-HEALTH AND     |     |  |          AGENCY, INC.         |
 |                               |  |  |           NONPROFIT           |     |  |                               |
 |                               |--|--|                               |     ---|                               |
 | Common Stock:   3 Shares      |  |  |                               |        |Common Stock:    100 Shares    |
 | ------------                  |  |  |                               |        |------------                   |
 |                 Cost          |  |  |Common Stock:    1,000 Shares  |        |                 Cost          |
 |                 -----         |  |  |------------                   |        |                 -----         |
 | Gates-100%      $106,947      |  |  |Gates-100%                     |        |NHP-99%          $116,077      |
 ---------------------------------  |  ---------------------------------        ---------------------------------
                                    |
                                    |
 ---------------------------------  |  ---------------------------------
 |       GATES, MCDONALD &       |  |  |      NEVADA INDEPENDENT       |
 |       COMPANY OF NEVADA       |  |  |    COMPANIES-CONSTRUCTION     |
 |                               |  |  |                               |
 |                               |--|--|                               |
 | Common Stock:   40 Shares     |  |  | Common Stock:   1,000 Shares  |
 | ------------                  |  |  | ------------                  |
 |                 Cost          |  |  |                               |
 |                 ----          |  |  |                               |
 | Gates-100%      $93,750       |  |  | Gates-100%                    |
 ---------------------------------  |  ---------------------------------
                                    |
                                    |
 ---------------------------------  |  ---------------------------------
 |        GATESMCDONALD          |  |  |      NEVADA INDEPENDENT       |
 |      HEALTH PLUS, INC.        |  |  |     COMPANIES-HOSPITALITY     |
 |                               |  |  |       AND ENTERTAINMENT       |
 |                               |--|--|                               |
 | Common Stock:   200 Shares    |  |  |                               |
 | ------------                  |  |  |                               |
 |                 Cost          |  |  |Common Stock:    1,000 Shares  |
 |                 ----          |  |  |------------                   |
 | Gates-100%      $2,000,000    |  |  |Gates-100%                     |
 ---------------------------------  |  ---------------------------------















                                                                                        Subsidiary Companies      -- Solid Line
                                                                                        Contractual Association   -- Double Line
                                                                                        Limited Liability Company -- Dotted Line

                                                                                        June 30, 2002



                                                                          Page 3






                                                                                                                       (Left Side)

                                                                  |----------------------------------------|------------------------
                                                                  |                                        |
              --------------|--------------         --------------|--------------            --------------|--------------
              |     AUDENSTAR LIMITED     |         |   GARTMORE GLOBAL ASSET   |            | NATIONWIDE GLOBAL LIMITED |
              |           (AL)            |         |     MANAGEMENT TRUST      |            |                           |
              |                           |         |         (GGAMT)           |            | Common Stock: 20,343,752  |
              |                           |---------|                           |            | ------------  Shares      |
              |                           |    |    |                           |            |               ------      |
              |                           |    |    |                           |            | NGH           20,343,751  |
              | GGAMT-100%                |    |    | NGH-100%                  |            | LUX SA        1           |
              --------------|--------------    |    --------------|--------------            -----------------------------
                            |                  |                  |
                            |                  |                  |                   ---------------------|-----------------------
              --------------|--------------    |    --------------|--------------     |      --------------|--------------
              |  RIVERVIEW INTERNATIONAL  |    |    |     NATIONWIDE ASSET      |     |      |    GARTMORE INVESTMENT    |
              |        GROUP, INC.        |    |    | MANAGEMENT HOLDINGS, LTD. |     |      |        SERVICES LTD.      |
              |           (RIG)           |    |    |         (NAMHL)           |     |      |          (GISL)           |
              |                           |    |    |                           |     |  |---|                           |
              |                           |    |    |                           |     |  |   |                           |
              |                           |    |    |                           |     |  |   | GIM-80%                   |
              | AL-21%                    |    |    | GGAMT-100%                |     |  |   | GNL-20%                   |
              --------------|--------------    |    --------------|--------------     |  |   -----------------------------
                            |                  |                  |                   |  |
              -----------------------------    |    -----------------------------     |  |   -----------------------------
              |  GARTMORE RIVERVIEW, LLC  |    |    |    NATIONWIDE UK ASSET    |     |  |   |    GARTMORE INVESTMENT    |
              |                           |    |    | MANAGEMENT HOLDINGS, LTD. |     |  |   |       SERVICES GMBH       |
              |                           |    |    |         (NUKAMHL)         |     |  |   |                           |
              |                           |    |    |                           |     |  |---|                           |
              |                           |    |    |                           |     |  |   |                           |
              |                           |    |    |                           |     |  |   |                           |
              | RIG-70%                   |    |    | NAMHL-100%                |     |  |   | GISL-100%                 |
              --------------|--------------    |    --------------|--------------     |  |   -----------------------------
                                               |                  |                   |  |
              -----------------------------    |    --------------|--------------     |  |   -----------------------------
              |      GARTMORE ASSET       |    |    |   NATIONWIDE UK HOLDING   |     |  |   |  GARTMORE FUND MANAGERS   |
              |     MANAGEMENT, INC.      |    |    |       COMPANY, LTD.       |     |  |   |   INTERNATIONAL LIMITED   |
              |                           |    |    |         (NUKHCL)          |     |  |   |          (GFMI)           |
              |                           |----|    |                           |     |  |---|                           |
              |                           |         |                           |     |      |                           |
              |                           |         |                           |     |      | GISL-99.99%               |
              | GGAMT-100%                |         | NUKAMHL-96.1%             |     |      | GSL-.01%                  |
              -----------------------------         --------------|--------------     |      --------------|--------------
                                                                  |                   |                    |
                                                    --------------|--------------     |      --------------|--------------
                                                    |     ASSET MANAGEMENT      |     |      |    GARTMORE SECRETARIES   |
                                                    |       HOLDINGS PLC        |     |      |       (JERSEY) LTD.       |
                                                    |           (AMH)           |     |      |                           |
                                                    |                           |     |      |                           |
                                                    |                           |     |      | GFMI-94%                  |
                                                    |                           |     |      | GSL-3%                    |
                                                    | NUKHCL-100%               |     |      | GIM-3%                    |
                                                    --------------|--------------     |      -----------------------------
                                                                  |                   |
                                                    --------------|--------------     |
                                                    |     GARTMORE INVESTMENT   |     |
                                                    |       MANAGEMENT PLC      |     |
                                                    |           (GIM)           |     |
                                                    |                           |-----|
                                                    |                           |
                                                    | AMH-99.99%                |
                                                    | GNL-.01%                  |
                                                    -----------------------------




                                                                                                                           (Center)
                                                           NATIONWIDE(R)
--------------------------------------------------                                --------------------------------------------------
|               NATIONWIDE MUTUAL                |                                |                NATIONWIDE MUTUAL               |
|               INSURANCE COMPANY                |================================|            FIRE INSURANCE COMPANY              |
|                  (CASUALTY)                    |                   |            |                    (FIRE)                      |
--------------------------------------------------                   |            --------------------------------------------------
                                                                     |
                                                  -----------------------------------------
                                                  |    NATIONWIDE CORPORATION (NW CORP)   |
                                                  |   COMMON STOCK:           CONTROL:    |
                                                  |   ------------            -------     |
                                                  |    13,642,432               100%      |
                                                  |             SHARES     COST           |
                                                  |             ------     ----           |
                                                  |CASUALTY     12,992,922 $1,344,787,854 |
                                                  |FIRE            649,510    118,038,022 |
                                                  -------------------|---------------------
                                                                     |
                                                      ---------------|-------------
                                                      |     NATIONWIDE GLOBAL     |
                                                      |    HOLDINGS, INC. (NGH)   |
                                                      |                           |
                                                      |Common Stock:  1 Share     |
                                                      |------------   -------     |
                                                      |                           |
                                                      |               Cost        |
                                                      |               ----        |
                                                      |NW Corp.-100%  $749,465,454|
                                                      ---------------|-------------
                                                                     |
--------------------------------------|------------------------------|--------------------------------|--------------------
                                      |                              |                                |
                        ----------------------------     --------------------------     ----------------------------
                        |           NGH            |     |       NATIONWIDE       |     |     NATIONWIDE GLOBAL    |
                        |     NETHERLANDS B.V.     |     |   SERVICES SP. Z.O.O.  |     |       JAPAN, INC.        |
                        |                          |     |                        |     |                          |
                        |Common Stock: 40 Shares   |     | Common Stock: 80 Shares|     |Common Stock: 100 Shares  |
                        |-------------             |     | -------------          |     |-------------             |
                        |              Cost        |     |               Cost     |     |              Cost        |
                        |              ----        |     |               ----     |     |              ----        |
                        |NGH-100%      NLG 52,500  |     |NGH-100%       4,000 PLN|     |NGH-100%      $100        |
                        ----------------------------     --------------------------     ----------------------------
--------------------|---------------------------------|------------------------------|---------------------------------
                    |   ----------------------------  |  --------------------------  |  ----------------------------
                    |   |      GARTMORE FUND       |  |  |GARTMORE INVESTMENT LTD.|  |  |  DAMIAN SECURITIES LTD.  |
                    |   |      MANAGERS LTD.       |  |  |         (GIL)          |  |  |                          |
                    |   |          (GFM)           |  |  |                        |  |  |                          |
                    |   |                          |  |  |                        |  |  |                          |
                    ----|                          |  ---|                        |  ---|                          |
                    |   |                          |  |  |                        |  |  |                          |
                    |   |GIM-99.99%                |  |  |GIM-99.9%               |  |  |GIM 50%                   |
                    |   |GSL-.01%                  |  |  |GNL-.1%                 |  |  |GSL-50%                   |
                    |   ----------------------------  |  --------------------------  |  ----------------------------
                    |                                 |                              |
                    |   ----------------------------  |  --------------------------  |  ----------------------------
                    |   |     FENPLACE LIMITED     |  |  |     GARTMORE JAPAN     |  |  |  GARTMORE NOMINEES LTD.  |
                    |   |                          |  |  |        LIMITED         |  |  |          (GNL)           |
                    |   |                          |  |  |                        |  |  |                          |
                    |---|                          |  ---|                        |  |--|                          |
                    |   |                          |  |  |                        |  |  |                          |
                    |   |                          |  |  |                        |  |  |                          |
                    |   |GFM-100%                  |  |  |GIL-100%                |  |  |GIM-99.99%                |
                    |   |                          |  |  |                        |  |  |GSL-.01%                  |
                    |   ----------------------------  |  --------------------------  |  ----------------------------
                    |                                 |                              |
                    |   ----------------------------  |  --------------------------  |  ----------------------------
                    |   | GARTMORE SECURITIES LTD. |  |  |   GARTMORE 1990 LTD.   |  |  |     GARTMORE PENSION     |
                    |   |          (GSL)           |  |  |    (General Partner)   |  |  |      TRUSTEES, LTD.      |
                    |   |                          |  |  |                        |  |  |                          |
                    |   |                          |  |  |                        |  |  |                          |
                    ----|                          |  ---|                        |  ---|                          |
                        |                          |  |  |                        |  |  |                          |
                        |                          |  |  |                        |  |  |                          |
                        |GIM-99.99%                |  |  |GIM-50%                 |  |  |GIM-99%                   |
                        |GNL-.01%                  |  |  |GSL-50%                 |  |  |GSL-1%                    |
                        ----------------------------  |  --------------------------  |  ----------------------------
                                                      |                              |
                                                      |  --------------------------  |  ----------------------------
                                                      |  |  GARTMORE INDOSUEZ UK  |  |  |    GIL NOMINEES LTD.     |
                                                      |  |     RECOVERY FUND      |  |                             |
                                                      |  |      (G.P.) LTD.       |  |  |                          |
                                                      |  |                        |  |  |                          |
                                                      ---|                        |  ---|                          |
                                                      |  |                        |     |                          |
                                                      |  |GIM-50%                 |     |GIM-50%                   |
                                                      |  |GNL-50%                 |     |GSL-50%                   |
                                                      |  --------------------------     ----------------------------
                                                      |
                                                      |  --------------------------
                                                      |  |  GARTMORE 1990 TRUSTEE |
                                                      |  |          LTD.          |
                                                      |  |    (General Partner)   |
                                                      ---|                        |
                                                         |                        |
                                                         |                        |
                                                         |GIM-50%                 |
                                                         |GSL-50%                 |
                                                         --------------------------









                                                                                                                            (Right)
















------------------------|---------------|--------------|--------------------------------------|
                        |               |              |                                      |
                        |               |              |                                      |
                        |               |              |                                      |
                        |               |              |                                      |
                        |               |              |                                      |
                        |               |              |                                      |
                        |               |              |                                      |
                        |               |              |                                      |
         ---------------|-------------- | -------------|-----------------        -------------|--------------
         |     NATIONWIDE GLOBAL      | | |   NATIONWIDE TOWARZYSTWO    |        |    NATIONWIDE GLOBAL     |
         |        FINANCE, LLC        | | |  UBEZPIECZEN NA ZYCIE SA    |        | HOLDINGS, INC. LUXEMBOURG|
         |                            | | |                             |        |      BRANCH (BRANCH)     |
         |    Single Member Limited   | | |Common Stock:  1,952,000     |        |                          |
         |      Liability Company     | | |------------   Shares        |        |                          |
         |                            | | |                             |        |                          |
         |                            | | |                             |        |                          |
         |NGH-100%                    | | |NGH-100%                     |        |Endowment Capital-        |
         |                            | | |--------------|---------------        |               $1,000,000 |
         |                            | | |              |                       -------------|--------------
         ------------------------------ | |--------------|---------------        -------------|--------------
         ------------------------------ | |         NATIONWIDE          |        |    NGH LUXEMBOURG S.A.   |
         |     GARTMORE CAPITAL       | | |    FINANCIAL SP. Z O.O.     |        |         (LUX SA)         |
---------|      MANAGEMENT LTD.       | | |                             |        |                          |
         |          (GCM)             | | |Common Stock: 40,950 Shares  |   |----|Common Stock: 5,894       |
         |                            | | |                             |   |    |              Shares      |
         |  GIM - 99.99%              | | | NGH-100%                    |   |    |               Cost       |
         |  GSL - .01%                | | |                             |   |    |               ----       |
         -----------------------------| | -------------------------------   |    |BRANCH-99.98% 115,470,723 |
----|    -----------------------------| |                                   |    |              EURO        |
    |----|     GARTMORE U.S. LTD.     | | |------------------------------   |    ----------------------------
    |    |           (GUS)            | | |     SIAM AR-NA-KHET         |   |    ----------------------------
    |    |                            | | |    COMPANY LTD. (SIAM)      |   |    |        NGH UK, LTD.      |
    |    |                            | |-|                             |   |    |                          |
    |    | GCM - 100%                 | | | NGH - 48.99%                |   |----| LUX SA - 100%            |
    |    |                            | | |                             |   |    |                          |
    |    ------------------------------ | |                             |   |    |                          |
    |                                   | |                             |   |    |                          |
    |    ------------------------------ | |                             |   |    |                          |
    |    | GARTMORE GLOBAL PARTNERS   | | ---------------|---------------   |    ----------------------------
    |    |      (General Partner)     | |                |                  |
    |    |                            | | ---------------|---------------   |    ----------------------------
    |----|                            | | |  NATIONWIDE LIFE ASSURANCE  |   |    |NATIONWIDE GLABAL HOLDINGS|
         |                            | | |        COMPANY, LTD.        |   |    |-NGH BRASIL PARTICIPACOES,|
         |                            | | |                             |   |    |     LTDA (NGH BRASIL)    |
         | GUS - 50%                  | | |NGH - 24.3%                  |   |----|                          |
         | GSL - 50%                  | | |SIAM - 37.7%                 |   |    |        Shares     Cost   |
         ------------------------------ | |                             |   |    |LUX     ------     ----   |
                                        | |                             |   |    |SA  6,164,899   R6,164,889|
                                        | |                             |   |    |NGH 1           R1        |
                                        | -------------------------------   |    -------------|--------------
                                        |                                   |                 |
                                        | -------------------------------   |    -------------|--------------
                                        | |     SBSC LTD (THAILAND)     |   |    |  NATIONWIDE HOLDING SA   |
                                        | |                             |   |    |         (NHSA)           |
                                        |-|                             |   |    |                          |
                                          |Common Stock:  24,500        |   |    |        Shares    Cost    |
                                          |------------   Shares        |   |    | NGH    ------    ----    |
                                          |                             |   |    | BRASIL        R42,900,999|
                                          | NGH - .01%                  |   |    |     42,900,999           |
                                          | SIAM - 48.98%               |   |    | LUX SA   1    R1         |
                                          -------------------------------   |    -------------|--------------
                                                                            |                 |
                                          -------------------------------   |    -------------|--------------
                                          |      PANEUROLIFE (PEL)      |   |    | DINAMICA PARTICIPACOES SA|
                                          |Common Stock: 1,300,000      |   |    |         (DPSA)           |
                                          |              Shares         |   |    |      Shares      Cost    |
                                          |              Cost           |---|    |      ------      ----    |
                                          |              ----           |        |NHSA                      |
                                          | LUX SA - 100% 3,817,832,685 |        |  132,522,386  R14,723,256|
                                          | LUF                         |        |NGH BRASIL  1  R1,472     |
                                          --------------|----------------        --------------|-------------
                                                        |                                      |
                                          --------------|----------------        --------------|-------------
                                          |        VERTBOIS, SA         |        |NATIONWIDE MARITIMA VIDA e|
                                          |                             |        |     PREVIDENCIA SA       |
                                          |                             |        |                          |
                                          |                             |        |Common Stock: 134,822,225 |
                                          |                             |        |------------   Shares     |
                                          |PEL - 99.99%                 |        |            Cost          |
                                          |LUX SA - .01%                |        |            ----          |
                                          -------------------------------        | DPSA - 86.4% R14,128,512 |
                                                                                 ----------------------------

                                                                                Subsidiary Companies      -- Solid Line
                                                                                Contractual Association   -- Double Line
                                                                                Limited Liability Company -- Dotted Line



                                                                                June 30, 2002



                                                                                                                    Page 4






Item 27.  Number of Contract Owners

       Not applicable.

Item 28.  Indemnification

       Provision is made in Nationwide's Amended and Restated Code of Regulations and expressly authorized by the General Corporation Law of the State of Ohio, for indemnification by Nationwide of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer or employee of Nationwide, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the General Corporation Law of the State of Ohio. Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers or persons controlling Nationwide pursuant to the foregoing provisions, Nationwide has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter

        (a) Waddell & Reed, Inc. serves as principal underwriter and general distributor for the Nationwide Variable Account - 9, Nationwide Variable Account - 12, Nationwide VA Separate Account - D and Nationwide VLI Separate Account-5. In addition Waddell & Reed, Inc. serves as principal underwriter and general distributor for the:
           Waddell & Reed Advisors Funds
             Waddell & Reed Advisors Funds, Inc.
                Waddell & Reed Advisors Accumulative Fund
                Waddell & Reed Advisors Bond Fund
                Waddell & Reed Advisors Core Investment Fund
                Waddell & Reed Advisors Science and Technology Fund
             Waddell & Reed Advisors Asset Strategy Fund, Inc.
             Waddell & Reed Advisors Cash Management, Inc.
             Waddell & Reed Advisors Continental Income Fund, Inc. Waddell & Reed Advisors Global Bond Fund, Inc.
             Waddell & Reed Advisors Government Securities Fund, Inc. Waddell & Reed Advisors High Income Fund, Inc.
             Waddell & Reed Advisors International Growth Fund, Inc. Waddell & Reed Advisors Municipal Bond Fund, Inc.
             Waddell & Reed Advisors Municipal High Income Fund, Inc. Waddell & Reed Advisors New Concepts Fund, Inc.
             Waddell & Reed Advisors Retirement Shares, Inc.
             Waddell & Reed Advisors Small Cap Fund, Inc.
             Waddell & Reed Advisors Tax-Managed Equity Fund, Inc. Waddell & Reed Advisors Value Fund, Inc.
             Waddell & Reed Advisors Vanguard Fund, Inc.

           W&R Funds, Inc.
             Asset Strategy Fund
             Core Equity Fund
             High Income Fund
             International Growth Fund
             Large Cap Growth Fund
             Limited-Term Bond Fund
             Mid Cap Growth Fund
             Money Market Fund
             Municipal Bond Fund
             Science and Technology Fund
             Small Cap Growth Fund
             Tax-Managed Equity Fund

           Target/United Funds, Inc. (to be renamed W&R/Target Funds,
           Inc.)
             Asset Strategy Portfolio
             Balanced Portfolio
             Bond Portfolio
             Core Equity Portfolio
             Growth Portfolio
             High Income Portfolio
             International Portfolio
             Limited-Term Bond Portfolio
             Money Market Portfolio
             Science and Technology Portfolio
             Small Cap Portfolio
             Value Portfolio.


       (b)            WADDELL & REED, INC.
                     DIRECTORS AND OFFICERS

     Keith A. Tucker, Director and Chairman of the Board
     Henry J. Hermann, Director
     Robert J. Williams, Executive Vice President and National Sales
     Manager
     Thomas W. Butch, Executive Vice President and Chief Marketing Officer Daniel C. Schulte, Senior Vice President, Secretary and Chief Legal Officer
     Michael D. Strohm, Director, President, Chief Executive Officer, and Chief Financial Officer
     John E. Sundeen, Jr., Senior Vice President and Treasurer

     The business address of Waddell & Reed, Inc. is:
     6300 Lamar Avenue
     Overland Park, Kansas 66202
 (c)
Name of         Net            Compensation Brokerage  Compensat
Principal       Underwriting   on           Commissio  ion
Underwriter     Discounts      Redemption   ns
                and            or
                Commissions    Annuitizatio
                               n
Waddell & Reed, N/A            N/A          N/A        N/A
Inc.

Item 30.  Location of Accounts and Records
       John Davis
       Nationwide Life Insurance Company
       One Nationwide Plaza
       Columbus, OH  43215

Item 31.  Management Services
       Not Applicable

Item 32.  Undertakings

       The Registrant hereby undertakes to:
       (a) file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;
       (b) include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and
       (c) deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

       The Registrant represents that any of the contracts which are issued pursuant to Section 403(b) of the Internal Revenue Code, are issued by Nationwide through the Registrant in reliance upon, and in compliance with, a no-action letter issued by the Staff of the Securities and Exchange Commission to the American Council of Life Insurance (publicly available November 28, 1988) permitting withdrawal restrictions to the extent necessary to comply with
       Section 403(b)(11) of the Internal Revenue Code.
       Nationwide represents that the fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Nationwide.

                       Independent Auditors' Consent






The Board of Directors of Nationwide Life Insurance Company:

We consent to the use of our report for Nationwide Life Insurance Company and subsidiaries dated January 29, 2002, included herein, and to the reference to our firm under the heading "Services" in the Statement of Additional Information (File No. 333-88612). Our report for Nationwide Life Insurance Company and subsidiaries refers to a change to the method of accounting for derivative instruments and hedging activities, and for purchased or retained interests in securitized financial assets.





KPMG LLP
Columbus, Ohio
September 13, 2002



                                SIGNATURES
As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, NATIONWIDE VARIABLE ACCOUNT-12, has caused this Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio, on this 13th day of September, 2002.
                                NATIONWIDE VARIABLE ACCOUNT-12
                                           (Registrant)
                              NATIONWIDE LIFE INSURANCE COMPANY
                                           (Depositor)

                                      By/s/STEVEN SAVINI
                                          Steven Savini, Esq.

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 13th day of September, 2002.

     Signature                 Title

W. G. JURGENSEN          Director and Chief
W. G. Jurgensen          Executive Officer

JOSEPH J. GASPER         Director and President
Joseph J. Gasper                and
                         Chief Operating Officer

MICHAEL S. HELFER        Director and Executive
Michael S. Helfer        Vice President-
                         Corporate Strategy

DONNA A. JAMES           Director and Executive
Donna A. James           Vice President-Chief
                         Administrative Officer

ROBERT A. OAKLEY         Director and Executive
Robert A. Oakley         Vice President-Chief
                         Financial Officer

ROBERT A. WOODWARD, JR   Director and Executive
Robert A. Woodward, Jr.  Vice President-Chief
                         Investment Officer

GALEN R. BARNES              Director
Galen R. Barnes
                                                  By /s/ STEVEN SAVINI
                                                     Steven Savini
                                                    Attorney-in-Fact